SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2018

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number

1.1	2017 Sustainability Report, dated April 13, 2018

2.1	2017 Annual Report, dated April 13, 2018

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

2

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will”, “confident”, “hope”, “strive”, “endeavor” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	April 17, 2018	By:	/s/ Li Yue

			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

4

Exhibit 1.1

2017
Sustainability Report
China Mobile Limited
CONNECTING
THE NEW ERA

Contents
02 Chairman’s Statement
04 About China Mobile
05 Sustainability Strategy and Management
07 Communication Report
08 20 Years of Connectivity
10 Connectivity to Create a Shared Future
11 Optimizing Connectivity Capabilities
14 Empowering the Digital Economy
20 Sharing a Better Life
25 China Mobile and SDGs
29 Transformation to Enable Better Connectivity
30 Strategy-led Transformation
32 Environment-friendly Development
34 Innovation-inspired Dynamics
36 Performance Report
37 Stakeholder Engagement and Materiality Analysis
39 Economic Performance
46 Environmental Performance
50 Social Performance
56 Independent Assurance Report
58 About this Report
59 Report Disclosure Indexes
64 Feedback

China Mobile Limited 2017 Sustainability Report
Chairman’s Statement
Embracing the New Era while Keeping in Mind Why We Started
2017 is a significant year in the course of China’s development, and it is also the 20th anniversary of our listing. Once only a mobile telecommunications service provider, we have grown in both scale and business scope over the past 20 years to become a world-leading provider of comprehensive information and communication services on all fronts adhering to the “connectivity-driven development” model. Always keeping in mind why we started, we have successfully transformed telecommunications service from a scarce resource in China enjoyed by only a few into a world-class public infrastructure benefiting one fifth of the world’s population, thereby serving as an important growth engine that drives economic development and improves people’s livelihood with the digital innovation it initiates. This is not only a miracle in the telecommunications history of mankind, but also a grand embodiment of our corporate mission, in which every one of us who works at China Mobile should take great pride. In 2017, we continued to leverage our expertise in connectivity in fulfilling our corporate responsibilities with excellent progress in various aspects.
Shang Bing
Chairman of China Mobile Limited

China Mobile Limited 2017 Sustainability Report Chairman’s Statement
Leveraging expertise in connectivity to deliver ICT benefits. We are committed to building world-class information infrastructure and promoting the integrated development model of the “four growth engines”, so as to provide network connection services of the widest coverage and best quality for individuals, households and corporate customers alike. By the end of 2017, we had a total of 1.87 million 4G base stations, covering 99% of the total population in China. We served 650 million 4G subscribers and 113 million customers chose our wireline broadband services. High-speed mobile Internet and broadband connection have become the primary means of information access. We have constructed the largest dedicated Internet of Things network in the world and launched NB-IoT (Narrow band-Inter-net of Things) in 346 cities. With a net addition of 126 million IoT smart connections in 2017, our IoT network consisted of 229 million connections, building a solid foundation for achieving the Internet of Everything. We continued to reduce the cost of information and communication services by canceling handset domestic long-distance and roaming charges and significantly reducing the dedicated Internet access tariffs for small and medium-sized businesses, thereby further enhancing the accessibility of digital services for society and the sense of gain from IoT benefits.
Strengthening innovation-driven integrated development. We continued to strengthen our research on key technologies and leadership in new standards and led industry development by playing a leading role in the development of international standards for 5G network architecture. We kept strengthening our business innovation and actively explored new connectivity applications for popular scenarios around people’s daily life, entertainment and consumption, bringing great convenience and rich choices to people’s lives. We created a leading platform of copyrighted digital content in China, serving 500 million subscribers with nine major digital content products installed on over 1 billion devices. Focusing on the key areas of industry, agriculture, education, public administration, finance, transportation and medical care, we promoted the deep integration between information technology and the real economy and accelerated the transformation and upgrade of traditional industries in order to foster new drivers of growth for society. We continuously strengthened management innovation and strove to adapt to the new era by building a flat, agile and efficient digital organization.
Deepening opening-up and cooperation to build industrial ecology. We fully implemented the 139 Cooperation Plan and opened up over a hundred core capabilities to society. Our communication capability open platform has served over 130,000 enterprises, our unified authentication platform has processed an average of more than 500 million accreditations per day, and our OneNET IoT platform has converged 6,500 enterprises and provided capacity building services to 56,000 developers. Our “Mass Entrepreneurship and Innovation” initiatives provided our 154,000 employees with all-around resource support, and our crowdsourcing platform created a new mode of employment and promoted the collaborative development of businesses of different sizes. We also deepened the strategic cooperation with local governments, large businesses and international operators to jointly create a new ecology for digital services.
Fulfilling social responsibilities for a better future. We have made great efforts in fighting against information fraud to ensure safe and pleasant consumption experiences. In the last decade, we performed over 41,000 emergency communication support tasks for various occasions and ensured reliable connection for those in need. Through the Rural Broadband Demonstration Project and the Telecommunication Universal Service Project, we brought broadband services to over 35,000 villages cumulatively, further narrowing the urban-rural digital divide. We supported targeted poverty alleviation with preferential tariff plans, and our independently-developed targeted poverty alleviation system covered 6.64 million people in poverty. We also continued our full support for the targeted aid programs and developmental programs in targeted poverty alleviation counties. We continued to carry out the China Mobile “Blue Dream” Educational Aid Plan and the “Heart Caring” Campaign, cumulatively providing training for about 104,000 rural primary and secondary school principals in central and western China and sponsoring the surgery of 4,498 impoverished children with congenital heart disease. We conducted the “Green Action Plan” for the eleventh consecutive year, promoting energy saving grading standards and green packaging for communication equipment to play a part in tackling climate change and building a beautiful China. Never forget why you started, and your mission can be accomplished. Standing on the starting point of the new era, we will adhere to the new development concept of “innovation, harmony, green, open and sharing”, and continue to implement our “Big Connectivity” strategy. We will actively promote the construction of a new generation of information infrastructure that is fast, mobile, safe, omnipresent and intelligent, vigorously advance the innovation in 5G, Internet of Things, big data, cloud computing, artificial intelligence and other cutting-edge technologies, and constantly develop new business formats and models, so as to become a world-class enterprise with global competitiveness and a contributor to building a more inclusive and more sustainable intelligent world. We will stand firmly by the side of our stakeholders to forge ahead in close cooperation to welcome the coming of a new era that is more prosperous and more beautiful!
March, 2018

About China Mobile
Company Profile
As the largest telecommunications service provider in Mainland China, China Mobile Limited (“China Mobile”, “the Company” or “we”) serves the world’s largest number of mobile customers and operates the world’s largest mobile network, maintaining a leading position in the telecommunications market in Mainland China.
Incorporation

3	September 1997 in Hong Kong, China.

Operation Regions
All 31 provinces, autonomous regions and directly administrated municipalities in Mainland China, and the Hong Kong Special Administrative Region.
Credit Rating
Currently, the Company’s corporate credit ratings continue to be equivalent to China’s sovereign credit ratings from Standard & Poor’s and Moody’s.
Shareholding Structure
The Company’s ultimate controlling shareholder is China Mobile Communications Group Co., Ltd. (“the parent company”), which indirectly held approximately 72.72% of the total number of issued shares of the Company as of 31 December 2017. The remaining approximately 27.28% was held by public investors.
Honors and Recognitions
Listed in the Dow Jones Sustainability Indices (DJSI) for the tenth consecutive year, and listed in the Hang Seng Corporate Sustainability Index Series for the eighth consecutive year; Ranked the 21st in the “2017 Forbes Global 2000 List”; Listed in the “BrandZ™ Top 100 Most Valuable Global Brands 2017” published by Kantar Millward Brown and Financial Times for the 12th consecutive year, ranking 17th globally; Continued to be the first and only company from Mainland China listed in CDP’s Climate A List for the second consecutive year, and was acclaimed as Sustainability Leadership Enterprise Model by CDP China for our work to tackle climate change for the fourth consecutive year; Received the “The Asset Platinum Award” from The Asset; Received the “Corporate Governance Excellence Awards” and “Sustainability Excellence Awards” from the Chamber of Hong Kong Listed Companies.
Organizational Structure
The Company owns 100% interest in the following major subsidiaries: China Mobile Communication Company Limited, China Mobile Guangdong Company Limited, China Mobile Group Zhejiang Company Limited, China Mobile Group Jiangsu Company Limited, China Mobile Group Fujian Company Limited, China Mobile Group Henan Company Limited, China Mobile Group Hainan Company Limited, China Mobile Group Beijing Company Limited, China Mobile Group Shanghai Company Limited, China Mobile Group Tianjin Company Limited, China Mobile Group Hebei Company Limited, China Mobile Group Liaoning Company Limited, China Mobile Group Shandong Company Limited, China Mobile Group Guangxi Company Limited, China Mobile Group Anhui Company Limited, China Mobile Group Ji-angxi Company Limited, China Mobile Group Chongqing Company Limited, China Mobile Group Sichuan Company Limited, China Mobile Group Hubei Company Limited, China Mobile Group Hunan Company Limited, China Mobile Group Shaanxi Company Limited, China Mobile Group Shanxi Company Limited, China Mobile Group Neimenggu Company Limited, China Mobile Group Jilin Company Limited, China Mobile Group Heilongjiang Company Limited, China Mobile Group Guizhou Company Limited, China Mobile Group Yunnan Company Limited, China Mobile Group Xizang Company Limited, China Mobile Group Gansu Company Limited, China Mobile Group Qinghai Company Limited, China Mobile Group Ningxia Company Limited, China Mobile Group Xinjiang Company Limited, China Mobile Group Design Institute Company Limited (“Design Institute”), China Mobile Hong Kong Company Limited (“Hong Kong Company”), China Mobile International Limited (“International Company”), China Mobile IoT Company Limited (“CM IoT”), China Mobile Information Technology Limited, China Mobile Online Services Company Limited (“Online Services Company”), China Mobile (Su-zhou) Software Technology Company Limited, China Mobile (Hangzhou) Information Technology Company Limited, MIGU Company Limited (“MIGU Company”), China Mobile Internet Company Limited (“CM Internet”), China Mobile Tietong Company Limited (“CM Tietong”), and China Mobile Investment Holdings Company Limited.
In addition, the Company owns a 99.97% equity interest in China Mobile Group Device Company Limited, a 92% equity interest in China Mobile Group Finance Company, and a 66.41% equity interest in Aspire Holdings Limited.
About China Mobile
China Mobile Limited 2017 Sustainability Report About China Mobile

China Mobile Limited 2017 Sustainability Report

Sustainability Strategy and Management

Sustainability Strategy

Following the corporate core value of "Responsibility Makes Perfection", China Mobile thoroughly and closely integrates its sustainability strategy and the national strategy. We firmly pursue the new development concept of "innovation, harmony, green, open and sharing", with "to become a world-leading operator in digital innovation" as a middle and long-term vision to create shared value through "connectivity" and actively address and fulfill expectations of all stakeholders.

Standing at the threshold of the new era, we will continue to implement the "Big Connectivity" strategy, actively fulfill our corporate social responsibility, focus on addressing the unbalanced and inadequate development of telecommunication services, and help build China into a Cyberpower, a country of innovators and a digital society, thereby contributing to the satisfaction of people's growing needs for a better life with wider connections, better value and stronger capabilities, and promoting the sustainable development of mankind.

The ICT Model for China Mobile Sustainability


Goals
ICT
Wider Connections (Inclusion)
Better Value (Creation)
Stronger Capabilities (Transformation)
1 Expanding scale of connections and narrowing digital divide
2 Delivering ICT benefits and ensuring safe consumption
3 Leading industrial upgrade and co-creating digital ecosystem
4 Empowering connectivity applications and embracing intelligent lifestyle
5 Supporting targeted poverty alleviation and sharing inclusive development
6 Accelerating organizational reform and deepening strategic transformation
7 Carrying out energy conservation and emissions reduction and pursuing green operations
8 Stimulating employee innovations and promoting entrepreneurship and innovation
Key Areas of Sustainability

Sustainability Strategy and Management
05

China Mobile Limited 2017 Sustainability Report
Sustainability Strategy and Management

Sustainability Management

China Mobile has implemented the strategic corporate social responsibility (CSR) management which is embedded in our corporate strategy and operations since 2006, and has gradually established the strategic CSR management system including four modules of strategy, implementation, performance and communication.


CSR Strategy Management
·Setting of sustainability philosophy and vision
·Development of sustainability strategy and work plans
CSR Implementation Management
·Sustainability education
·Sustainability issue benchmarking
·Sustainability information collection & monitoring
CSR Performance Management
·Integration of sustainability into performance management
·Best CSR Practice Selection
CSR Communication Management
·Sustainability reporting & communication
·Stakeholder engagement
Culture
Organization
System
Process
Responsible Operations & Sustainable Development

In 2017, we continued to carry out the Dow Jones Sustainability Indices (DJSI) benchmarking management. Through continual efforts to improve our compliance management system, we have made our work in CSR increasingly standardized and effective. Meanwhile, we continued to organize featured activities including the Best CSR Practice Selection, and actively engaged with our industry peers at experience-sharing events to promote better CSR management across the whole industry.

Best CSR Practice Selection

Since 2008, China Mobile has organized the Best CSR Practice Selection for 10 consecutive years. Experts from administrative departments of governments, NGOs, academic organizations and the mainstream media as well as from inside the Company get together to work on the annual review. Over 10 years, more than 680 cases of CSR practice have been received, and more than 170 cases have been commended, effectively boosting participation of all subsidiaries in CSR related activities.

In 2017, the 10th Best CSR Practice Selection received 64 cases from 44 subsidiaries totally. After case collection, qualification examination, first-round voting, online voting and expert evaluation, finally 15 best practice cases were selected and received awards such as "2017 Top 10 CSR Practices", "Best CSR Originality", "Best Employee Engagement", "Best Organizers of Public Welfare Activities", and "Most Popular Practice among Netizens". Three employees were recognized as "Philanthropy Stars of China Mobile". In 2017, we set up a special column on the CSR webpage in our official website for online voting, as well as voting channels on WeChat and Weibo. The online voting lasted for 30 days, and received over 960,000 effective votes, attracting the public's attention to our CSR practices.

Please scan the QR code for more best CSR practices.

06

Communication Report
The connection between people and the world enabled by information and communication technology is becoming the common “normality” in everyone’s life. In the last twenty years, China Mobile has been making tremendous efforts to bring about this “normality” which indicated the rapid growth of China’s information and communication industry and the great enrichment in the public’s information consumption choices, offering an excellent showcase of “mobile changes lives”. In 2017, we implemented the “Big Connectivity” strategy, continued to optimize our connection infrastructure, innovated on the empowerment of the digital economy, and worked with other industry players to satisfy the people’s needs for a better life. We accelerated the strategic transformation, fully implemented green development and encouraged innovation in order to develop capabilities to provide better digital services in the long run.

20 Years of Connectivity
Attained a total number of connections of 1,229 million, amongst which 887 million were mobile connections, 113 million were wireline broadband connections and 229 million were Internet of Things (IoT) smart connections.
Built 1.87 million 4G base stations, covering 99% of the population in China.
Promoted China’s independent proprietary TD-LTE technology to become one of the mainstream international 4G standards, with 105 TD-LTE networks already in operation in 55 countries and regions.
Covered 172 countries and regions with our 4G international roaming services, and 229 countries and regions with our data roaming services.
Covered 122,000 remote villages with mobile phone network with the “Village Connected Project”, and provided wireline broadband connections to 386,000 administrative villages.
Deployed over 4.16 million person-times of our emergency communication support personnel to complete 41,523 emergency communication support tasks over the last 10 years.
Number of connections
10 million
200 million
300 million
Mobile voice calls
SMS
MMS
CRBT
MOBILE READING
MOBIOLE MUSIC
MOBILE NEWS PAPER

Introduced a series of discounted data tariff packages, significantly reduced international long-distance and roaming charges, canceled handset domestic long-distance and roaming charges, and significantly reduced the dedicated Internet access tariffs for small and medium-sized businesses, benefiting 2.8 billion person-times in total since we implemented the measures of
400 million
700 million
900 million

1	billion

1.2 billion
Mobile social networking
Mobile games
Mobile car-hailing
Olympic mobile photo sharing
Mobile payment
Live video broadcasting
Shared bicycle
Online education
Intelligent security
Intelligent manufacturing
Mobile health
Intelligent agriculture
Intelligent government affairs
Intelligent home

Connectivity
to Create a Shared Future
Our Actions Continuously promoted 4G network construction, strove to promote the universal telecommunication a service, and deepened the implementation of “speed upgrade and tariff reduction” policy, aiming at benefiting society with information services.
Thoroughly fought against telecom fraud and ensured information security protection with new technology.
Maintained the leading edge in 5G technology, initiated the 139 Cooperation Plan to build ecological alliances, created open capabilities and platforms, promoted industry development and served the growth needs of SMEs.
Focused on targeted poverty alleviation and promoted development in poverty-stricken areas with information and e-commerce ; and continuously supported the “Blue Dream” and “Heart Caring” charity programs to help improve educational and medical conditions in less developed areas.
Our Achievements in 2017
Built 1.87 million 4G base stations with 650 million 4G customers, covering 99% of China’s population.
Cumulatively provided broadband services for over 35,000 villages under the Rural Broadband Demonstration Project and the Telecommunication Universal Service Project; and benefited
2.8 billion person-times in total since we implemented the measures of speed upgrade and tariff reduction, with handset data tariff decreasing by 43% in 2017 compared with the previous year.
Sent an average of 600 million fraud warning messages and handled over 3.14 million international telephone fraud cases per month.
Our communication capacity open platform has served more than 130,000 enterprises, our unified authentication platform processed an average of more than 500 million accreditations per day, and our OneNET IoT platform has provided capacity building services to 56,000 developers.
Our targeted poverty alleviation platform has been applied in 45 cities and counties in 6 provinces and trial used in 11 provinces, covering 6.44 million impoverished people and serving 330,000 poverty alleviation cadres.
Cumulatively, the China Mobile “Blue Dream” Educational Aid Plan sponsored professional training for about 104,000 primary and secondary school principals in rural villages across Central and Western China, and the China Mobile “Heart Caring” Campaign has funded surgeries for 4,498 impoverished children with congenital heart disease.
Our Commitments for 2018
Strive to achieve a net addition of 50 million 4G customers, net addition of 21 million household broadband customers, net addition of 120 million IoT smart connections, and total number of connections exceeding 1.4 billion.
Constantly carry out broadband construction in rural areas, actively promote our targeted poverty alleviation system, and develop featured information projects for poverty alleviation, to provide overall support for the achievement of the 2020 poverty alleviation goals.
Plan to conduct training for 11,000 primary and secondary school principals in villages in central and western China under our “Blue Dream” program, and provide free surgical treatment for 860 children with congenital heart disease under our “Heart Caring” campaign.
Continue to carry out 5G pilot testing, create the 5G industry ecosystem, and strive to play a leading role in 5G development.
China Mobile Limited 2017 Sustainability Report Optimizing Connectivity Capabilities

Optimizing Connectivity Capabilities
China Mobile continues to improve its network infrastructure capabilities and strives to build world-class information infrastructure to enable ever bigger connectivity that connects everyone and everything. We continue to optimize the quality of our services and strengthen information security with full-scale “speed upgrade and tariff reduction” and stronger information security management. At the same time, we take the initiative to contribute to the development of China’s information and communication industry by actively leading the development of 5G standards and key technologies and speeding up the efforts to upgrade information infrastructure.
Expanding Connectivity Scale
Mobile connections As of 31 December 2017, we had built a total of 1.87 million 4G base stations, covering 99% of the population in China, and achieved continuous coverage of all cities, counties and townships. The total number of mobile customers had reached 887 million, of which 650 million were 4G customers, with a net addition of 114 million compared with the previous year.
Broadband connections As of 31 December 2017, the total number of wireline broadband customers had reached 113 million with a net addition of 35.06 million. Cumulatively provided broadband services for over 35,000 villages under the Rural Broadband Demonstration Project and the Telecommunication Universal Service Project.
IoT connections In 2017, we launched NB-IoT in 346 cities, achieving end-to- end scale commercial use. As of 31 December 2017, with a net addition of 126 million IoT smart connections in 2017, our IoT network consisted of 229 million connections.
International connections As of 31 December 2017, we provided international 4G roaming services in 172 countries and regions. In 2017, our “Hand-in-Hand Program” formed partnership with 24 global leaders in the industry ecosystem of telecommunications, mobile terminal and Internet, covering 2.8 billion users in total, accounting for 58% of the total number of mobile users worldwide.
Implementing Speed Upgrade and Tariff Reduction
Speed Upgrade
Tariff Reduction
Constantly improved download speed of mobile networks and achieved 42Mbps as of 31 December 2017, approximately 1.6 times of that in 2015. Launched the “Rate Multiplication Program” that upgraded the minimum bandwidth of dedicated Internet broadband connection packages from 2Mbps to 10Mbps. Constantly expanded Internet backbone bandwidth and achieved 217Tbps as of 31 December 2017, approximately 6.5 times of that in 2015.
Canceled domestic long-distance charges and roaming charges for mobile phone users (excluding Hong Kong, Macao and Taiwan).
Introduced preferential packages of dedicated Internet access for small and micro businesses to address their specific needs, with a discount of over 50% compared with dedicated Internet access service packages of the same bandwidth.
Introduced a series of data traffic promotions such as data traffic upgrade packages and “Let Me Enjoy” discount data traffic packages.
Introduced the “Let Me Watch” streaming video traffic discount package in collaboration with major video-sharing websites, allowing users to buy 3GB/30GB video traffic package with RMB9/24 only, with more than 40 million person-times benefiting.
Serving the “Belt and Road” Initiative
In 2017, we continued to reduce international roaming charges and our “30/60/90” daily tariff plan became available in 193 countries and regions. We also continued to reduce the roaming charges in countries and regions covered by the “Belt and Road” Initiative, benefiting over 15 million traveling customers cumulatively.
One Yuan Mobile Voice Service On 1 March 2017, we reduced the mobile voice charges for 64 countries and regions covered by the “Belt and Road” Initiative to the flat rate of RMB1 per minute, with an average tariff cut of 67%.
Daily Data Traffic Package We conducted four rounds of tariff cuts on data roaming charges for countries and regions covered by the “Belt and Road” Initiative. Traveling customers could enjoy daily data traffic packages in all “Belt and Road” Initiative countries and regions.
China Mobile Limited 2017 Sustainability Report Optimizing Connectivity Capabilities

Ensuring Information Security
In 2017, China Mobile continuously strengthened its security platform construction and security technological support, constantly improved its information security capabilities, strengthened the centralized control of spam messages, and coordinated resources to prevent and crack down on communication and information fraud.
Information security
We revised the China Mobile Regulations on Customer Information Protection, which strengthened the requirements of customer authorization, “Vault Mode” technological coverage, and the management of third-party personnel.
Information fraud prevention
We launched a specialized system to further enhance user authentication and ensure compliance with the real name registration requirements. For key businesses such as 400 number services, we required existing users to sign a new user contract, which contained specific prohibition on identity theft, use of forged ID, use of services against laws and regulations as well as abnormal patterns of use. We explored big data-based solutions to identify and prevent fraud by suspending fund transfers in time. In collaboration with law enforcement authorities, we helped suspend RMB520 million from being transferred to fraud perpetrators. In 2017, we blocked over 3.14 million fraud calls from overseas and over 37.08 million calls with false caller IDs and invalidated 21,000 numbers that violated regulations by making group voice calls each month on average.
Fraud alerts
We actively carried out the integrated scenario-based fraud big data analytics. In 2017, we published 71 typical fraud cases and sent out 3,640 million SMS fraud alerts cumulatively, and identified and successfully intervened over 3.7 million fraud incidents and provided relevant support for their subsequent disposal.
Sky Shield Offers Intelligent Information Security Guarantee
China Mobile Group Zhejiang Company Limited established the Sky Shield platform by consolidating a dozen Internet and information security capabilities, including big data anti-fraud, spam interception, monitoring web- sites for improper contents, fake base station detection, malware detection, website security, etc., in order to realize intelligent network operation of information security. In 2017, the Sky Shield platform helped us achieve notable progress in intercepting telephone harassment, overseas telecom fraud and false caller ID, the active identification of fraud victims and the detection of fake base stations.
Customized Phone-call Signature Detects Fraud Numbers
Although fraud detection technology has made great progress, some fraud numbers are still able to slip through detection. Under this circumstance, real-time fraud alert becomes particularly important in fighting telephone fraud. China Mobile launched the MIGU Customized Phone-Call Signature service, which could accurately identify fraud numbers by using big data analysis and caller information from various sources and send a fraud alert during the ringtone. Meanwhile, we worked closely with law enforcement authorities to establish the customized phone call signature fraud alert platform and became the first carrier that offered real-time anti-fraud alert in collaboration with the 110 police command center.
In 2017, China Mobile’s customized phone call signature service covered 224 million users in 31 provinces, sending out 600 million alerts each month.
Works on multiple devices
No need for configuration
Pop-up alert during ringtone
Requires no data traffic
Takes up no local space
China Mobile Limited 2017 Sustainability Report Optimizing Connectivity Capabilities

China Mobile Limited 2017 Sustainability Report

Optimizing Connectivity Capabilities

Leading the Development of 5G Technology

China has become one of the leaders in the development of 5G in terms of technology, standard setting, industry development and application. China Mobile's strategic focus on 5G has made the Company a spearhead of China's 5G development and resulted in several remarkable achievements in 2017.

Conceptualizing needs	We conceptualized the "Flower of 5G" and promoted China's 5G vision and needs to become a global consensus.
Technological R&D	We made breakthroughs in developing core technologies in collaboration with industry stakeholders and became one of the global leaders in setting 5G standards. In December 2017, we completed the formulation of the 5G System Architecture and Process Standards for Independent Network.
Industrial tests	We supported two technological tests based on the standards, which was the first in China and the largest in the world and has completed the validation of two stages.
Integration and innovation	We established the 5G Joint Innovation Center, set up 12 5G Innovation Labs at home and abroad, formed the 5G Multimedia Coalition, and promoted the innovation of 5G products and applications in cooperation with our partners.


What is 5G?
If we compare 4G to building a road, then 5G should be compared to building a city. 5G connects not only everyone, but also everything, and between everyone and everything, creating an ecosystem of cross-industry convergence.
Features
Applications
Faster speed
5G = 4G×10~100
Denser connections
5G = 4G×10
Lower air interface delay*
5G = 4G×1/5
Augmented/Virtual Reality (AR/VR)
Cloud robot
Smart Cities
Industrial control
Internet of Vehicles
Telemedicine
5G

*Air interface delay: Air interface is the communication link between two stations in mobile or wireless communication. Lower air interface delay can realize quicker system responses.

Research on Key 5G Technologies

In June 2017, we worked together with equipment manufacturers and set up the first pilot 5G base station in Guangdong, enabling the downloading of an HD movie in seconds.

In July 2017, we launched the first 5G trial network in Beijing.

In August 2017, we completed the industry's first OTN end-to-end low latency transmission test over 5G bearer network.

In November 2017, we completed the world's first 3GPP R15-based end-to-end 5G new air interface (5GNR) system interoperability (IoDT), which enabled real-time live broadcast of 16-channel 4K HD videos.

Innovating 5G applications

We launched the Innovative Application Research of 5G Unmanned Aerial Vehicles jointly with our partners, exploring the use of UAVs in a wide range of scenarios including patrol, plant protection, surveillance, rescue, logistics and entertainment.

We developed the intelligent sales-robot, the "wisdom network" and the Nine Sky AI cloud platform based on artificial intelligence technology.

We launched the world's first cloud-based VR rendering solution based on 5G edge network architecture, allowing better picture quality and helping lower VR equipment cost at the same time.

13

China Mobile Limited 2017 Sustainability Report

Empowering the Digital Economy

Empowering the Digital Economy

The role of "connection" is not limited to promoting communication between people. At present, the vitality and influence of the digital economy are constantly being stimulated by ubiquitous high-speed connectivity. As a service provider with more than a billion connections, China Mobile has established an open platform to develop capabilities and collaborate with its partners to promote industrial innovation and accelerate the digital transformation, upgrade and innovation of traditional industries. We innovated and developed many intelligent digital applications in areas such as medical care, education and transportation based on the notion of "Internet of Everything", enhancing the richness and convenience of digital life in an all-round way.

Promoting Industrial Innovation

The 139 Cooperation Plan

On 24 November 2017, we officially launched the 139 Cooperation Plan in order to continuously open up our capabilities and enhance our external collaboration, and jointly create a beautiful blueprint with our partners in the era of digital economy.

To rely on the three industrial alliances and consolidate industrial resources to jointly promote industrial innovations based on the notions of Internet of Everything and Intelligent Connection of Everything.

1. China Mobile 5G Innovation Center
2. China Mobile IoT Alliance
3. China Mobile Digital Home Alliance


3 Industrial Alliances
139
Cooperation
Plan
1 Brand-New Network
9 Capabilities and Applications

To build an advanced and extensive mobile Internet of Things and achieve continuous NB-IoT coverage in 346 cities, providing convenient and efficient network service experience for customers.

We offer these 9 capabilities and applications on our open.10086.cn platform, providing developers with one-stop, convenient online services in support of mass entrepreneurship and innovation.

1. Communication capability
2. Unified authentication
3. OneNET shared device management
4. AndLink home intelligent connection
5. And-Credit score
6. And-Wallet payment
7. Industrial Video+
8. One-stop e-commerce interface
9. Intelligent voice cloud

14

China Mobile 5G Innovation Center Founded in February 2016, China Mobile 5G Innovation Center offers four capabilities to partners and entrepreneurship teams, including basic experimental environment, application incubation, maturity testing and certification, and application pilot demonstration. The Center already has 112 partners.
China Mobile IoT Alliance On 29 June 2017, we jointly launched the China Mobile IoT Alliance in Shang- hai with our partners. As of 31 December 2017, the Alliance had 203 official members and had organized two alliance salons and the First IoT Forum. It also released the NB-IoT Security White Paper on 18 December 2017.
China Mobile Digital Home Alliance In 2016, we launched the China Mobile Digital Home Alliance. As of 31 December 2017, the Alliance had 68 members from chips, intelligent hardware, digital services and other fields.
Supporting Mass Entrepreneurship and Innovation In 2017, we launched the And-Entrepreneurship Program and developed the R&D Cloud Platform with the unified authentication platform, the communication capability open platform, the OneNET platform and the intelligent home gateway, creating a mutually beneficial and open entrepreneurship and innovation ecosystem by integrating the Internet plus model into mass entrepreneurship and innovation. We established the mass entrepreneurship and innovation incubation space And-Creation Space that focuses on digital home, IoT ecology, Internet technology, cultural creativity and “Internet plus” in the industry, providing a variety of differentiated and market-oriented services to startups such as incubation services, entrepreneurship guidance and resource support. We teamed up with local governments and industry peers and established Innovation Bases in cities such as Kunming, Chengdu, Zhuhai, Suzhou and Shenzhen, helping to create a comprehensive “Internet plus” ecosystem.
Building an Entrepreneurship Platform in Beijing
China Mobile Group Beijing Company Limited focused on supporting the development of small and medium enterprises by sharing our resources and capabilities to help startups overcome their common challenges such as high costs, insufficient capabilities, lack of orders and financing difficulties.
Cost control Launched the Network Infrastructure Green Channel to offer startups discounts in voice, data traffic, fiber broadband and cloud services. Capacity enhancing With our strong capabilities in areas such as process management, business support system and call center big data analytics, we helped startups such as DiDi and Mobike improve their operational efficiency and supported their growth.
Business development We provided accurate site selection service for catering, entertainment and retail businesses in Beijing and granted small and micro enterprises free access to our Cloud Business Alliance App. Funding support We established a multi-dimensional credit scoring system that is connected to the credit information systems of more than 20 banks such as Bank of China and Shanghai Pudong Development Bank, accelerating the loan application process for startups.
Project progress
135 small and micro enterprises received free Internet connection package upgrade;
2,556 startups enjoyed the small and micro enterprise broadband packages that fit their needs, which reduced their cost by around RMB 5,000 per month per startup;
More than 150, 000 orders were generated through the Cloud Business Alliance, benefiting entrepreneurs;
Supported 1,000,000+ credit score checks on startups seeking bank loans.
China Mobile Limited 2017 Sustainability Report Empowering the Digital Economy

Online Crowdsourcing Platform Offering New Employment Opportunities
Leveraging our experience in sharing economy, we established the China Mobile Online Crowdsourcing Platform to crowdsource customer services and marketing tasks to the public. People with relevant skills could apply to become a member, and they would get system support from the platform to work online, creating employment opportunities for students, housewives and the disabled.
To date, the platform has received business development tasks from 26 provinces, such as Chongqing, Yunnan and Guangxi. Cumulatively, it has already handled 367 million calls and completed 37.76 million transactions with a 24% success rate and 95% service satisfaction rate. By 2017, a total of over 100,000 people had signed up as members, working about two hours of fragmented time per day on average and generating an average monthly of fragmented time income of approximately RMB1,500.
In Suining, Sichuan, Mr. Zhu was unemployed because his left hand was handicapped after an accident. In January 2017, he immediately signed up on the China Mobile Online Crowdsourcing Platform after learning that it would only take a computer and a pair of headsets to work. Soon he completed the training offered by the platform and started picking up service call tasks on the platform. Nowadays, bringing home RMB4,500 per month, Mr. Zhu is able to not only provide for his family, but also enjoy a greater sense of personal achievement through work.
China Mobile Limited 2017 Sustainability Report Empowering the Digital Economy

Enabling Intelligent Life
China Mobile continues to enhance its technological innovation capabilities is areas such as Internet of Things, big data and artificial intelligence, accelerates the development of digital homes and smart cities, and actively innovates on digital applications such as municipal security, transportation and medical care to address challenges our society faces. In 2017, there emerged a growing number of new applications in cities and remote areas alike to help tackle problems caused by imbalanced development.
Intelligent Fire-fighting with IoT
It is a challenge for firefighters to use information solutions help fire control due to several difficulties, such as the impossibility in using daily information during firefighting, the inefficient transmission of information on the status of the disaster and the surrounding, and the lack of information on on-site conditions for command centers. China Mobile Group Jiangsu Company Limited developed the Fire Control Training and Operation Command Platform with the help of geographic information, Internet of Things and 4G technology, supporting field command and providing a higher level of protection to ensure the safety of firefighters with real-time command and operation visualization capabilities.
At 11:29 AM on 7 January 2017, a fire broke out in a plush toy factory located at No.2 Shugang Road, Hanjiang District in Yangzhou. With the new command system, the command center dispatched 16 fire engines and 54 firefighters to the scene in 20 minutes and completed the operational deployment within 8 minutes after arrival. Two people were rescued within 12 minutes and the fire was completed put out within 2 hours.
The intelligent command center provided smart rescue directions that aimed at ensuring the safety of the rescue crew after they entered the scene of fire. Moreover, through the operational command system, each operation step can be recorded accurately, providing effective data support for post-rescue analysis and evaluation.
- Sun Panlong, Deputy monitor of the Fire-control Command Center, Yangzhou Fire Department
After the new platform was put into operation, the average rescue time was shortened by one third and the operational efficiency was raised by 50%. The command system now handles fire alarms in 13 cities and has responded to 8,387 fire alarms. In the future, we will introduce drones, big data thermal analytics and NB-IoT into field monitoring, commanding and decision-making support to provide greater protection for firefighters and people nearby.
Mobile app
Gathered data relating to fire hydrants, fire engines, fire fighters and fire control equipment to provide data support for command operations.
Command platform
Located the fire and dispatched a firefighter squadron.
Firefighter squadron
Received dispatch command, deployed the vehicle-mount navigation system on the front fire engine to automatically plan the optimal route.
Field command
Command center sent information on on-site conditions, rescue plan and resources to mobile
4G-empowered field operation command tablets, which were used by field commanders to deploy resources and hold audio-video conferences with the command center.
Firefighters
Firefighters were equipped with IoT gears such as indoor GPS, self-contained breathing apparatus (SCBA), biometric bracelets and toxic gas monitors, with which they collected key information such as on-site pictures, rescuers’ paths, vital sign data, SCBA pressure level, surrounding temperature and toxic gas density, and communicated with the command center in real time.
Step 1
Step 2
Step 3
Step 4
Step 5
China Mobile Limited 2017 Sustainability Report Empowering the Digital Economy

Intelligent Home with “And-Mu”
“And-Mu” is a series of intelligent camera products and intelligent sensor components developed by China Mobile based on mobile Internet and IoT technologies, such as door and window sensors, temperature and humidity sensors as well as human body sensors. They can be accessed and operated remotely on both mobile terminals and computer terminals, allowing users to enjoy intelligent home services around the clock.
Getting up in the morning
Intelligent power socket switches on, and coffee machine and egg boiler start preparing breakfast.
Going to work
Infrared human sensor detects that the user has left and switches on the “And-Mu” intelligent cameras that the user can access at any time.
Working away from home Door and window magnetic detector, smoke detector, water immersion detector and other intelligent equipment operate to ensure home security.
Returning home from work The user can operate intelligent home equipment with an intelligent control and a wireless switch comfortably from the couch while watching TV.
Going to sleep at night The system reminds the user to close doors and windows and turns off indoor lighting.
Intelligent Home
Improving Shared Bicycle with NB-IoT
Shared bicycle is an innovation that provides a green low-carbon solution for the last-mile travel needs of urban residents. However, its rapid development has also created problems such as excessive deployment of bicycles, parking chaos and inaccurate positioning, turning convenience into nuisance for users and urban management officers. China Mobile Group Zhejiang Company Limited collaborated with value chain partners and developed an electronic lock system based on NB-IoT technology to help solve the problems of disorderly parking and unstable unlock signals, allowing the precise positioning and real-time monitoring of bicycles.
China Mobile Limited 2017 Sustainability Report Empowering the Digital Economy

Optimizing Medical Care System with mHealth
Mobile communication technology can overcome geographic barriers and improve the accessibility of public resources in less developed areas in China. This could help alleviate the uneven distribution of public resources such as medical care and education.
Mr. Liu, a patient at the Nan’an Hospital, Fujian, was diagnosed with thyroid nodules. While consulting his doctor, Mr. Liu said he wanted to hear the opinions of oncology experts from the provincial hospital before deciding whether to receive surgical treatment. His doctor connected Mr. Liu with Doctor Li, the director of the oncology department at the Fujian Provincial Hospital, for an online consultation session using the Remote Medical Platform. Doctor Li reviewed Mr. Liu’s profile and medical records and concluded that there was no need for surgery. Mr. Liu said, “It took me less than half an hour to be examined by a senior expert from the provincial hospital using the online application. If I went in person, I would have spent much longer time and more money on the travel and registration alone.”
The Mobile Health Platform of Nan’an Hospital is one of the many cases of application of China Mobile’s mobile health solutions. The platform integrates several functions, such as expert consultation, ECG, medical imaging and emergency treatment. It not only allows experts and patients to have “face to face” interaction remotely through video chat, but also enables the exchange and sharing of medical information among different hospitals, such as medical records, X-ray, CT and B ultrasound. To date, Nan’an Hospital has successfully solved over 200 cases of difficult diagnoses through the remote diagnosis platform, carried out 22 remote surgical guidance sessions, and successfully handled 18 emergency cases. The platform has truly made quality medical care more accessible at the grassroots level.
Currently, China Mobile has developed a series of mobile health solutions, such as electronic medical record, regional healthcare, mobile diagnosis, intelligent hospital, medical and health big data as well as distant medical teaching and learning, to help patients save time and money and realize more efficient allocation of medical resources.
China Mobile Limited 2017 Sustainability Report Empowering the Digital Economy
Protecting Security with Mobile Neighborhood Watch
In 2017, we further promoted the deployment of the 6995 Security Information Service launched earlier in Yunnan and other places, which helped villagers organize neighborhood watch with informatization solutions, in order to support rural security protection and rural affairs management.
Xingan League is in the northeast of the Neimenggu Autonomous Region and southeast of the Greater Xingan Range. Its economic development has been constrained by various conditions, such as small population, scattered animal husbandry layout and inconvenient transportation, which have also created challenges for disaster relief and aid operations. China Mobile Group Neimenggu Company Limited developed the Security Information Platform by integrating voice and SMS services with grid management. The Platform is equipped with the functions of “Group Call for Help” and group SMS. With only one call to the designated number, local farmers and herdsmen could get help from their neighbors, neighborhood security patrols, village doctors and visiting legal consuls. To date, the Platform already covers all 1,395 administrative villages and border posts of the league, serving nearly 250,000 farmers and herdsmen.
Before
The emergency call services of “110”, “119” and “120” all faced the problems of slow responses due to local geographic and population distribution patterns, as well as Insufficient social service capabilities due to the lack of public servants at village level.
After
Both the “110” Police Dispatch Center and local village officers have access to emergency calls online, allowing them to respond to disasters and emergencies promptly. Village leaders can better serve the local communities by organizing social services and sending public notifications through the Platform.
China Mobile Limited 2017 Sustainability Report Sharing a Better Life

Sharing a Better Life
All people in China must be involved to achieve the commitment to building a moderately prosperous society in all respects. China Mobile has long been committed to narrowing the digital divide between urban and rural areas, to helping poor areas fully make use of local resources and achieving self-sufficiency. We have carried out partner assistance and fixed-point poverty alleviation work for many years, lowered the threshold of using communication services for poor groups through preferential tariffs for targeted poverty alleviation, and improved the poverty alleviation work efficiency through creating a targeted poverty alleviation platform. We created a basket solution for rural development, which helps rural areas achieve poverty alleviation and reduction targets and accelerate the process of new-type urbanization by providing basic communications and network services and introducing e-commerce platforms and applications of information products and services into those areas. Meanwhile, we also relied on China Mobile Charity Foundation to integrate the Internet thinking into innovating charity service model and work together with related parties to help poor areas and disadvantaged groups to share a better life.
Contributing to Targeted Poverty Alleviation
Since 2002, the parent company of China Mobile has carried out a series of partner assistance and fixed-point poverty alleviation projects, covering eight counties in five provinces, namely Xizang, Qinghai, Heilongjiang, Xinjiang and Hainan where we work together with local governments to introduce more than 100 projects for the benefit of the people in education, public welfare, industrial support, and cultural construction, etc. As of the end of 2017, the parent company of China Mobile had invested more than RMB430 million in partner assistance and fixed-point poverty alleviation.
Poverty Alleviation for Xizang
In 2017, China Mobile team for poverty alleviation for Xizang paid repeated visits to poor herdsman families and provided customized technical trainings on construction, driving, cooking and knowledge about defending own rights etc. We offered trainings to 153 people in 2017 and lifted some of the families out of poverty by helping them find jobs. Our poverty alleviation team also carried out more than 90 charitable activities to promote the development of local education in Xizang. At of the end of 2017, we have donated the education aid in the amount of RMB1.2356 million which benefited more than 4,800 person-times.
Preferential Tariffs for Targeted Poverty Alleviation
We continually promoted very-low-price services package and family cards to low-income people and more than 200 million customers have been benefited. Meanwhile, we established targeted poverty-alleviation preferential tariffs for poor areas, which had benefited 1.27 million person-times by the end of 2017.
Customers from registered impoverished families could additionally receive 100MB of free data traffic or 100 minutes of free call in one year and get special regional poverty alleviation traffic package of 1GB per month for RMB9.
Customers from registered impoverished families were provided with broadband discounts.
Helping the Construction of a “Beautiful Countryside”
The “Beautiful Countryside” App developed by China Mobile Group Heilongjiang Company Limited contributes to the production conditions by providing various apps on computers, mobile phones, touch screens and monitoring screens etc; working as tools of recording and analyzing poverty alleviation information for grass-roots officers and front-line poverty alleviation cadres; providing farmers with information on agricultural production and technologies, an online trading platform for agricultural products and entertainment services such as movies and music; and providing users with information on rural tourism to help promote the development of the local tourism industry.
Moreover, the “Beautiful Countryside” App can monitor the whole process of growing, transporting and sale of agricultural products, so consumers can get all the information about the agricultural products from the field to the table by scanning QR code on their mobile phones. The “Beautiful Countryside” App helped local people to greatly enhance their traceable green and organic food brands and export the green agricultural products to countries namely Russia, Kazakhstan, Belarus, Poland, Germany, Holland etc., notably boosting the development of local economy.
After using the ‘Beautiful Countryside’ App, the sales volume of our agricultural products has increased significantly. In the past, we struggled to sell the agricultural products. Currently, the demand for agricultural products has exceeded our supply.
- Mr. Yan, farmer from Fruits & Vegetables Cooperative, Fuyu County, City of Qiqihar
China Mobile Limited 2017 Sustainability Report Sharing a Better Life

"Internet + Targeted Poverty Alleviation"

The Targeted Poverty Alleviation System was an innovative product developed independently by China Mobile, and officially put into use since the end of 2015. Currently, the platform has been applied in 45 cities and counties in 6 provinces, namely Hunan, Henan, Anhui, Shaanxi, Yunnan and Jiangxi and trialed in 25 cities and counties in 11 provinces, covering 6.44 million impoverished people and serving more than 330,000 poverty alleviation cadres at the end of 2017. It has improved the accuracy and efficiency of our poverty alleviation work.

The system consists of two parts, being a mobile poverty alleviation application and a big data management and analytics platform, and has helped solve lingering problems and difficulties regarding collection of statistics, team management and access to social resources, etc. related with our previous work on poverty alleviation.

To date, the system has become a bridge for connecting impoverished people with social charitable assistance. As of the end of 2017, 2,245 impoverished people from Puyang City in Henan had received more than 45,000 person-times of help from netizens nationwide in the amount of more than RMB1 million.

One Mobile Phone

It connects all parties involved in the poverty alleviation work, such as the impoverished group, poverty alleviation managers and personnel, and social resources.



One System

Leveraging on data collection, data retention and data analysis, etc., we enable poverty alleviation personnel to upload and update in real time poverty alleviation information with all records reserved, help managers manage the working teams efficiently, and understand the work and progress of poverty alleviation in time to facilitate well-informed decision-making.

One Platform

We make resources from all parties, such as education, finance, projects, etc., available on an open platform, provide impoverished people with unified access to resources and information regarding e-commerce and crowdfunding, and provide an online help-seeking platform for impoverished communities enabling social forces to build a poverty alleviation ecosystem together.



Intelligent work reporting
Intelligent data checking
Intelligent evaluation model
Intelligent data processing mechanism
Dynamic data management mechanism
Tracking footprints of files
In-time investigation of information
Poverty alleviation work displayed on the electronic map
Flattened information transmission system
Remote directing system
Diversified poverty alleviation ecosystem
Poverty alleviation ecosystem relying on active social resources

> The China Mobile Targeted Poverty Alleviation System has been a great boost to our work in Puyang City by analysing the poverty alleviation situation accurately, devising informed measures and helping the cadres learn about related policies and share their work and progress in a timely manner.
>
> - Li Zigang, Deputy Director of the Poverty Alleviation Office of Puyang City, Henan Province

China Mobile Limited 2017 Sustainability Report
Sharing a Better Life

21

A Better Connected Life for People of “Cliff Village”
Atulieer Village is located in Zhiermo Town, Zhaojue County, Sichuan Province, which is nearly 1,000 meters above the the mountain. Villagers go in and out of the village mainly by climbing vine ladders and lead a hard life. China Mobile Sichuan Company Limited overcame lots of difficulties to provide the villagers with telecommunication services and the former “Cliff Village” to a modern information-based model village.
Connecting the “Cliff Village” to the wider world
On 20 November 2016, China Mobile Sichuan was a pioneer in establishing its 4G network services for the “Cliff Village” and launched the first home broadband service on 19 April 2017. China Mobile Sichuan has already invested more than RMB2 million for building mobile and broadband networks by now. Currently, villagers can not only connect to the outside world and make video calls with family members at all time and places, but also watch all kinds of programs on their high-definition broadband networked TVs which enrich their entertainment life.
Helping improve income with the “And-Xiaobao”
We helped villagers build sales outlets for agricultural products by providing “And-Xiaobao” our self-developed e-commerce platform, and provided one-toone trainings for them. The platform helped villagers leverage the advantage of fertile land and transform the sale of agricultural products from retail to centralized sale improving their family income by 18%.
Building new convenient lives for villagers
We have established comprehensive broadband service stations both at the foot of the mountain and on the mountain, as well as an banking/information station at the top of the mountain to provide mobile and bank related services to villagers. In addition, we provided the children in the village with a wealth of education resources through our Education Cloud Platform. We also established a Cloud Video System and a “Clairvoyance” video monitoring and security system.
In the past, some assemblers would deliberately squeeze down prices upon learning that we were from the ‘Cliff Village’. It was very hard for us to make money. Now, the cooperative agency has been established in our village and raises over 400 sheep. 7,000 navel orange trees are growing well at the foot of the mountain, and we are also growing more walnuts and green prickly ash on the mountain. We will plant amorphophallus albus and raise Yanying chickens next year. I plan on planting sanchi for 2 mu and may grow more if it all goes well.
- Mosewuha, local villager
Internet Town Contributing to New Types of Urbanization
Based on the construction of Internet town, China Mobile Group Chongqing Company Limited has accelerated the construction of information infrastructure such as broadband, dedicated line and video monitoring system in counties, towns and rural areas, promoted the use of 4G terminals, and popularized high-quality internet connection.

•	Supporting grass-roots governmental administrative services

We support grass-roots government departments to make use of mobile communication and relevant platforms to realize working and collaborative management at all time and places and help improve the working efficiency. Currently, new e-administrative systems, such as Easy Government Affairs, Office Automation System of Handset Version, and Cloud Corporate Information, cover 90% towns and 60% administrative villages in Chongqing.

•	Helping establish a safe and mutual assistance system within communities

Through the safety and mutual assistance system, we divided local residents in the community into grids, each of which consists of about 10 to 20 families, in order to realize mass prevention and protection against public security and emergency incidents and help improve the efficiency of security work for grass-roots communities. The system has served over 100,000 users in Chongqing.

•	Leading the development of rural industries

In addition, the Chongqing Company created a rural e-commerce platform for farmers to support rural eco-tourism industry, in order to promote rural industrial structure adjustment and the economic and social development by informatization and provide continuous intelligent solutions for new types of urbanization.
China Mobile Limited 2017 Sustainability Report Sharing a Better Life

Deeply Involved in Charity Work
With the core principle of “sincerity, commitment, harmony and sharing” for the charity work, China Mobile mainly focuses on strategic charity areas such as helping vulnerable social groups, supporting education development, and promoting environmental protection etc. Since the establishment of China Mobile Charity Foundation in 2009, we have continuously improved the charity management system and carried out strategic charity projects, such as the China Mobile “Blue Dream” Educational Aid Plan, China Mobile “Heart Caring” Campaign, Warm China Campaign 12.1, and gained wide recognition.
In 2017, taking opportunities of public sport activities such as the Xiamen Jimei Marathon, Yumen International Cross-Country Running, etc., we combined the “Blue Dream” Educational Aid Plan and the “Heart Caring” Campaign with the “MIGU Running” campaign to rally public participation in and support of these two charitable activities by donating running steps. In 2017, our “MIGU Running” app won the award of the Best Charity Team at the 5th China Internet Audio & Video Convention.
Targeted Poverty Alleviation through Education
Was ranked 4th in the “Charity Development Index of Top 300 Chinese Companies” and included in the “2017 Top 10 Charity Companies” by the CSR Research Center of the Chinese Academy of Social Sciences.
The China Mobile “Heart Caring” champion was included in the “2017 top 10 charity programs”
China Mobile Limited 2017 Sustainability Report Sharing a Better Life
China Mobile “Blue Dream” Educational Aid Plan
China Mobile “Blue Dream” Educational Aid Plan is a charitable program initiated by China Mobile in collaboration with the Ministry of Education and China Education Development Foundation, aiming at assisting the education development in the poor areas in middle and western China. The program supports construction of educational infrastructure in middle and western China and promotes balanced development of education by providing trainings for principals and teachers, donating China Mobile Libraries and multimedia classrooms, etc. In 2017, we continuously adopted the model of shadowing training plus remote trainings for China Mobile Principal
Training Project which trained 11,296 principals from primary and secondary schools in rural areas. We also donated 270 multimedia classrooms with remote multimedia teaching devices and the “And-Education” products to primary and secondary schools in rural areas in 3 provinces, namely Sichuan, Jiangxi and Shaanxi. In the past eleven years, we have cumulatively invested more than RMB140 million in the “Blue Dream” Educational Aid Plan, trained 103,828 primary and secondary school principals from 23 provinces in middle and western China, and donated 2,310 China Mobile Libraries and 2,030 China Mobile multimedia classrooms.
“Reading Help” Activity
In 2017, the MIGU Company initiated the “Reading Help” activity for targeted poverty alleviation through education together with China Social Poverty Alleviation Websites. Based on the mode of “Charity, Reading and Running”, we donated digital libraries to primary and secondary schools in impoverished areas to narrow the reading gap between teenagers from urban areas and rural areas. The activity received a total of 21,844 attendances with a cumulative running mileage of 108,462 kilometers. According to the plan, we donated over 1,500 Kindle MIGU e-book devices in aggregate to students in rural areas.

China Mobile Limited 2017 Sustainability Report Sharing a Better Life
Preserving Cultural Inheritance
“National E-reading”
The MIGU Company actively participated in the “National E-reading” activity by sending MMS to migrant workers’ mobile phones and to recommend free e-reading columns to them. As of the end of 2017, the “E-reading” activity has covered over 7 million customers in aggregate and provided 360 kinds of reading materials including e-books, e-magazines, audio books, education, animes, etc. These reading materials covered content of inspirational, social science, popular science, employment, entertainment, etc. with over 50 million Chinese characters in aggregate.
“Showing Respect to Intangible Cultural Heritages and Ingenuity”
In 2017, the MIGU Company co-organized a series of live broadcasting activities with the title of “Showing Respect to Intangible Cultural Heritages and Ingenuity”. 20 broadcasting activities were held in Tianjin, Anhui, Shandong and Beijing on platforms of MIGU Live and MIGU Video etc. Through those programs, netizens could understand shoemaking skills of Tian-jin Laomeihua Shoe Making Company, Hui ink-stick making skills, Mandarin duck and mantis boxing, Weifang embroidery, Ceremony of Confucius, etc., and participate in real-time interactions. Cumulatively, our programs had been viewed by 94.55 million person-times and raised the attention on intangible cultural heritages.
Living the Voluntary Spirit
As of the end of 2017, the number of registered employee volunteers at China Mobile reached 111,000 and the total hours of employee voluntary services reached 568,000 hours. Through our “With You” volunteer brand, we conducted a total of 5,018 volunteer activities in 2017 and provided RMB6.1 million to the aid in aggregate.
Philanthropy Stars of China Mobile of 2017
Li Na:“Charity is an endless marathon for love. I will continue along this path.”
Li Na is the head of the Weihai East Road Store, China Mobile Group Shandong Company Limited. Participating in China Mobile’s “Chun Lei” supporting activity of pairing up with girls since 2014, she has been taking care of and gave motherly love to Sun Mengmeng, a girl from a single-parent family in Lvjiafu Village, Wangcheng East Street, Laixi City, for 4 consecutive years. In addition, she also delivered daily necessities to impoverished families in the community together with other colleagues.
Zhang Junyong:“Do my best to help people who need me.”
Zhang Junyong is a key account manager of the Government & Enterprise Client Service Center of Nujiang Lushui Branch Company, China Mobile Group Yunnan Company Limited. Since 2012, he has taken the initiative to participate in the village poverty alleviation work in Nipuluo Village, Gudeng Town, Lushui City. In May 2017, he helped villagers plant Chrysanthemum Morifolium Ramat for more than 180 mu by overcoming lots of difficulties with 13 registered impoverished families involved.
Xie Yunpeng:“Charity work requires clear goals, values and perseverance and giving recognition, opportunities and care to those in need.” Xie Yunpeng is an employee from System Product Department of China Mobile Online Services Company. Since June 2016, he has been working on the construction and operation of the targeted poverty alleviation system in poor areas in Puyang City. After efforts of near 300 days and nights, the system has provided information services for 200,000 impoverished people and 21,000 poverty alleviation cadres in the city. At the same time, he also helped impoverished families trade their agricultural products to increase their income through China Mobile’s e-commerce channels and resources.

China Mobile and SDGs

In 2015, the United Nations officially released *Transforming Our World - the 2030 Agenda for Sustainable Development*, putting forward 17 Sustainable Development Goals (SDGs) for the period between 2015-2030 to eliminate poverty, fight against inequality and injustice, and resolve problems of climate change. The information and communication industry is one of the industries that is most closely connected with the SDGs. It can make positive contributions to the realization of the 17 SDGs by providing digital products and services and consolidating relevant resources and capabilities for innovation. China Mobile has identified a list of the most material sustainable goals from the prospectives of the needs of stakeholders and its own situation and focused on promoting the realization of these goals with its unique capabilities.

Our Actions

- Promote the construction of infrastructure of 4G, broadband and IoT etc. and accelerate the research and development of 5G technology and innovation; shape a sharing and win-win new Internet of Everything ecosystem by promoting capability collaboration and innovating together with industrial chain partners.
- Improve the well-being of people by exploring the development of "Internet+" applications in areas of administration, medical care and education; support the digital transformation and upgrade of traditional industries and the development of intelligent cities by innovating ICT applications and improve the efficiency of resource utilization.

Our Actions

- Implement effective partner assistance and fix-point poverty alleviation programs based on local conditions. As of the end of 2017, the Parent Company had invested over RMB430 million in total.
- Explore the "Internet + Targeted Poverty Alleviation" model in depth and support poverty reduction and urbanization in rural areas. The targeted poverty alleviation system has been adopted in 45 cities and counties in 6 provinces.
- Continuously carry out China Mobile "Blue Dream" Educational Aid Plan and China Mobile "Heart Caring" Campaign, under which we trained approximately 104,000 primary and secondary school principals in rural villages across Central and Western China, donated 2,310 China Mobile Libraries and 2,030 multimedia classrooms, and helped 4,498 impoverished children with congenital heart disease receive medical treatment.



SDG1
No poverty
+
SDG2
Zero hunger
+
SDG4
Quality education
+
SDG10
Reduce inequalities
SDG8
Decent work and economic growth
China Mobile and SDGs
NO POVERTY
NO HUNGER
GOOD HEALTH AND WELL-BEING
QUALITY EDUCATION
GENDER EQUALITY
CLEAN WATER AND SANITATION
AFFORDABLE AND CLEAN ENERGY
DECENT WORK AND ECONOMIC GROWTH
INDUSTRY, INNOVATION AND INFRASTRUCTURE
REDUCED INEQUALITIES
SUSTAINABLE CITIES AND COMMUNITIES
RESPONSIBLE CONSUMPTION AND PRODUCTION
CLIMATE ACTION
LIFE BELOW WATER
LIFE ON LAND
PEACE, JUSTICE AND STRONG INSTITUTIONS
PARTNERSHIPS FOR THE GOALS
SDG1
SDG2
SDG3
SDG4
SDG5
SDG6
SDG7
SDG8
SDG9
SDG10
SDG11
SDG12
SDG13
SDG14
SDG15
SDG16
SDG17



SDG9
Industry,innovation and infrastructure
+
SDG11
Sustainable cities and communities
SDG12
Responsible consumption and production
+
SDG13
Climate action

Our Actions

- Ensure equal employment opportunities and a safe and comfortable workplace for our employees and provide them with welfare support; improve our remuneration incentive mechanism; and support employees' career development path.
- Provide EAP support for all employees and more than 320,000 person-times have participated in EAP; implement the "Happiness 1+1" program to promote physical and mental health of employees covering 318,000 person-times.
- Improve both online and offline training mechanism, provide rich learning resources, encourage knowledge upgrade and foster the innovation capabilities of our employees.
- Encourage employee innovation and entrepreneurship, having invested RMB79.55 million in entrepreneurship and innovation programs, served 154,000 people on our entrepreneurship and innovation platform, and 1,819 teams have participated in innovation and entrepreneurship events we organized.
- Our communication capability open platform has served over 130,000 enterprises; our unified authentication platform has processed an average of more than 500 million accreditations per day; our OneNET IoT platform has provided capacity building services to 56,000 developers.

Our Actions

- Continue to implement the "Green Action Plan" and actively respond to climate change. In 2017, we invested RMB140 million in the implementation of the "Green Action Plan", with overall energy consumption per unit of information flow decreased by 40% and a total power saving of 2.14 billion kWhs.
- Strengthen technology R&D, participate in setting standards and achieve full life cycle energy conservation and emission reduction from feasibility research, design, procurement to implementation. In 2017, we achieved 100% electronic procurement, which could reduce paper use by 616,000 copies of documents annually. 67% of our new main equipment came in green packaging.
- We have developed a series of low-carbon ICT applications such as intelligent meter reading, intelligent parking system etc., promoted various environmental protection and pollution control solutions such as video pollution monitoring, and encouraged employees and the public to participate in environmental protection charitable activities in order to build an environment friendly society.

Since the United Nations put forward the Sustainable Development Goals, we have greatly enhanced our capabilities in terms of larger network scale, better connection quality, and richer applications. This has generated fresh momentum for our economic growth and transformation of our development mode and allowed us to make considerable progress in helping to solve the problem of imbalanced and inadequate development and responding to climate change. However, we know that the economic and environmental challenges in front of us are still grim, and the realization of the SDGs will not be easy. In the future, China Mobile will continue to strive to provide inclusive and high-quality connectivity services and empower an increasing number of people to make their lives better with information technology. We will continue to focus on development challenges and key areas in collaboration with our industrial chain partners, develop new technologies and applications such as 5G, IoT, big data, cloud computing and artificial intelligence, and create and promote more digital solutions to make greater contribution to the comprehensive, coordinated and sustainable development of society and become an active player in building a community with a shared future for mankind.

25

26

Case For Change
China Mobile “Heart Caring” Campaign
Congenital heart disease is one of the most serious congenital diseases. A common disease with a high morbidity and fatality rate, it also has a great chance of being cured. Statistics from the China health authorities show that there are about 150,000 newborn children with congenital heart disease every year in China, and only about 60,000 of them can be treated in time. Currently, there are two major challenges for helping children with congenital heart disease from families in poverty: lack of screening mechanism and high costs for operation. Firstly, as the screening of congenital heart disease needs advanced equipment, it is usually difficult for children with congenital heart disease to receive diagnosis in time, thus missing opportunities of cure; secondly, the surgery for congenital heart disease usually costs tens of thousands or even hundreds of thousands of yuan and generally not affordable to their families. Families may get poorer because of paying for such high cost.
Targeting at these challenges, we launched the China Mobile “Heart Caring” Campaign together with our partners in August 2011. The program provides free screening for congenital heart disease for children in remote areas or from impoverished families by using mobile screen buses equipped with mobile medical system and provides free surgical treatment for children diagnosed with the disease.
As of the end of 2017, China Mobile had cumulatively provided free congenital heart disease screening for 39,488 impoverished children in Nei-menggu, Liaoning, Henan, Shanxi, Qinghai, Guangxi, Ningxia and Hebei, and sponsored the free surgical treatment for 4,498 children diagnosed with the disease. In addition, the program also improved the patient database for these children.
CAUSE FOR CHANGE
Yu Wenhao, aged 9, lives in Wujiazhangzi Village, Chaoy-ang City, Liaoning Province. In 2014, her family members brought her to the congenital heart disease screening provided by the “Heart Caring” Campaign after receiving an SMS notification of such free screening. The result showed that the girl, who has been perceived as suffering from chronic weakness, was actually suffering from congenital heart disease. Luckily, Wenhao has fully recovered after receiving treatment supported by the Campaign.
In 2017, the “Heart Caring” Campaign became the only case from China included in the CaseforChange program of GSMA. Please scan the QR code to learn more about the “Case for Change” story of the “Heart Caring” Campaign told by the young actor Zhang Yishan as he visited the Yu family.
Cooperation Model
China Mobile Charity Foundation
Donating program funding, providing overall coordination and management for the program and the mobile health system, and organizing volunteer activities.
Provincial Civil Affairs Bureau and Provincial Philanthropic Federation
Collecting child patient information, providing aids to families of child patient, and managing the fund of the program.
TEDA International Cardiovascular Hospital
Setting up the mobile screening team, providing screening services and surgical treatment for child patients.
Program Features
Combining mobile screening with mobile medical care
Combining surgical treatment sponsorship with rehabilitation support
China Mobile donated three mobile screening buses for this program, and installed the mobile medical care system buses, turning the buses into a three-in-one platform that could perform mobile screening, data transmission and remote diagnosis. It effectively solved the challenge that the young patients are living in dispersed areas and cannot receive diagnosis in time. The treatment cost has been reduced. The Company also sent over 10 million philanthropic SMS messages for free to help parents learn about this program and provide them with updates on the conditions of their children under treatment.
Combining charity aid with employee volunteer services
The program has established a volunteer platform and organized employee volunteers to raise the awareness of congenital heart disease screening, give lectures on congenital heart disease, accompany the child patients at hospitals, and conduct follow-up visit of the patient families. Volunteers also designed book reading and site seeing events for the child patients. A total of over 4,600 volunteer hours has been recorded since the beginning of this program.
China Mobile Charity Foundation fully funds the operation cost for the children. Provincial Civil Affairs Bureaus and Provincial Charity Federation provides transport and accommodation allowance to their families. TEDA International Cardiovascular Hospital waives part of the operation cost for the children to ease the financial burdens on their families.
China Mobile ‘Heart Caring’ Campaign has given a second life to my child, and a promising future to our family!
—Liu Yanping, parent of the child patient Although it was unfortunate that families have children born with congenital heart disease, it was fortunate that there is the ‘Heart Caring’ Campaign that gave them help.
- Liu Zhigang, Vice President of TEDA International Cardiovascular Hospital
China Mobile Limited 2017 Sustainability Report Transformation to Enable Better Connectivity

Transformation to Enable Better Connectivity
Our Actions
Implemented the “ B i g Connectivity” strategy, accelerated organizational transformation, enhanced our information communication and digital service capabilities, and promoted the overall economic growth and progress of society with our own development.
Formulated the 13th Five-Year Energy Conservation and Emission Reduction Plan based on the national 2020 emission reduction target, putting forward our targets of reducing the overall energy consumption per unit of information flow by 45% and reducing the overall energy consumption per unit of telecom business by 40% in 2020.
Continuously innovated informatization based low-carbon solutions by combining the development of IoT to contribute to energy conservation and emission reduction of society.
Constructed the “One Sys- tem Three Rings + Three Verticals” system for entrepreneurship and innovation, develop entrepreneurship and innovation incubation platform, and supported employees to engage in innovation and entrepreneurship.
Our Achievements in 2017
We formed professional IT subsidiaries, made further breakthroughs in reforms of specialized operations, kicked off R&D in vertical sectors, and made further progress in the transformational development of digital services.
The overall energy consumption per unit of information flow decreased by 40% compared with last year, and the overall energy consumption per unit of total telecommunication business volume decreased by 29% compared with last year.
Achieved complete electronic procurement and 100% of company-wide bidding operations are done over the electronic procurement platform.
Encouraged our suppliers to use green packaging and the green packaging usage ratio of new equipment reached 67% in 2017. 154,000 employees participated in internal entrepreneurship and innovation activities with 2,535 projects established cumulatively.
Our Commitments for 2018
We will accelerate our digital transformation, attract innovative talents, and continue to deepen specialized operation, intensify the strategic layout in pioneering information technologies such as 5G and AI, and promote the digital dividend that benefits all.
We will make sure that the growth of our overall energy consumption is lower than 13%, and achieve a 15% decrease in overall energy consumption per unit of information flow and a 10% decrease in overall energy consumption per unit of telecom business compared with 2017. We will continue to promote green packaging and encourage our suppliers to fulfill their commitment to centralized procurement, ensuring that the green packaging usage ratio of new main equipment would not be lower than 60%.
China Mobile Limited 2017 Sustainability Report Strategy-led Transformation

China Mobile Limited 2017 Sustainability Report
Strategy-led Transformation

Strategy-led Transformation

In the face of accelerating technological advancement and industrial changes and the new era of "Internet of Everything", China Mobile insists on its "Development Driven by Connectivity", and continually follow the "Big Connectivity" strategy, making full use of the leading role of the strategy, accelerate transformation and development of digital services, in order to provide better connectivity services by planning long-term strategy, developing capabilities, forging ecosystem, and encouraging innovation.

Accelerating Transformation and Development

Strategic Transformation

We completed the strategic transformation from the "Double Lead" strategy, "New Leap Forward" strategy, "Sustainable Development" strategy to the "Big Connectivity" strategy, insisted on the way of "Development Driven by Connectivity", reshaped our transformation and development, shifting our focus from scale to quality and return and changing our role from a mobile communication expert to a leading digital innovation operator.

Business transformation

We shifted our focus of business development from one single mobile communication business to the "four growth engines" model, an integrated development plan focusing on the personal mobile market, household market, corporate market and emerging business. Building on our world-leading subscriber base, we expanded our connection coverage to include IoT, becoming the world's largest operator in terms of IoT connections. As of 31 December 2017, our IoT network consisted of 229 million connections.

Organizational transformation

Focusing on management centralization, operation specialization, mechanism marketization, organization flattening and process standardization, we continued to pursue organizational reform to facilitate our transformation. In 2017, we also made new progress in implementing clustered management of our subsidiaries, improving our corporate governance structure, and further consolidated the foundation for lean management.

Operational transformation

We continued to promote the specialized operations in areas such as IT, network operation and maintenance, which resulted in higher efficiency of resource utilization, lower operating costs, and quicker responses. In 2017, we made new breakthroughs in the transformation of specialized IT operations.

Ecological Transformation

We actively contributed to the development of an ecological system of open cooperation and supported the development of industry with innovation. In 2017, we launched the 139 Cooperation Plan in full and continued to deepen the strategic cooperation with local governments, large enterprises and international operators. We hosted the China Mobile Global Partnership Conference for the fifth consecutive year and provided continuous support for the Global TD-LTE Initiative (GTI).

Management centralization

Promoting centralized management of infrastructure, resources and capabilities that can be shared to achieve economy of scale and leverage our advantages of scale to reduce costs and increase efficiency.

Operation specialization

Forming specialized operational entities with internalized core abilities and nurturing strong competitiveness, to improve our market positions in new areas.


Five Reform Directions

Organization flattening

Optimizing the organizational structure to focus on customers, so as to create an agile and efficient organization whose resources and decision-making stay close to the market.

Mechanism marketization

Establishing market-oriented collaboration mechanism, talent management mechanism and renumeration incentive mechanism to enhance organizational vitality and improve the efficiency of resource allocation.

Process standardization

Establishing standardized management system and operation management process following modern production management philosophy to create significant gains in the overall operational efficiency.

30

Strengthening Specialized Operational Competences

Since 2010, the Company has set up 13 specialized companies that engage in specialized market operations, production operations and functional services. It was a major transformation from the traditional telecom business organized by geographical locations to a “31+ N” specialized operation system, which would allow us to consolidate internal resources, release innovative momentum, improve operational efficiency and create synergies, so as to form the organizational system for our transformation to become a digital service provider and stimulate the internal vitality of our organization.

China Mobile’s Progress in “Specialized Operations”
Established China Mobile International Limited to focus on international and overseas markets and reduce international roaming tariffs.

Established the Information Security Center to centralize the management of information security and manage spam messages; established China Mobile Group Device Company Limited and released self-owned brand terminal devices to lead the development of terminal device industry in China and support domestic device manufacturers to grow.
Established China Mobile IoT Company Limited to explore the IoT market and create an open platform for globalization; established China Mobile Group Finance Company Limited to strictly control capital risk and improve capital utilization efficiency. In 2017, it received the “Best Risk Management Finance Company of the Year” Award given by the Financial Times in conjunction with the Institute of Finance of Chinese Academy of Social Sciences.

Established the Procurement Sharing Services Center to control procurement risks and promote cost reduction and efficiency improvement, annually saving procurement cost by about 20% and reducing procurement time by about 50%.

Established MIGU Company Limited to consolidate content resources and specialize in the digital media industry; established China Mobile Online Services Company Limited to improve service quality and efficiency and innovate Internet service modes; and set up China Mobile (Suzhou) Software Technology Company Limited and China Mobile (Hangzhou) Information Technology Company Limited to promote independent innovation and internalize core competencies.
Established China Mobile Internet Company Limited to build an open platform for capabilities and bring together tens of thousands of developers and entrepreneurs. In 2017, the unified authentication platform processed an average of more than 500 million accreditations per day.

Established China Mobile Investment Holdings Company Limited to focus on capital management, improve the efficiency of capital allocation, and invest in emerging areas.
Prepared to establish China Mobile Information Technology Company Limited to support internal centralized operations of IT system and explore external expansion of specialized IT services.
Enjoy More with MIGU, Today!

MIGU was established by China Mobile as a specialized subsidiary targeting the mobile Internet area and responsible for the integration of digital content products’ supply, operation and service. It has five subsidiaries, namely MIGU Music, MIGU Video, MIGU Digital Media, MIGU Interactive Entertainment and MIGU Comic. User scale: As of 31 December 2017, MIGU was serving 500 million users with 9 key products, with a total installed base of over 1 billion.

Content platform: MIGU is a leading platform of copyrighted digital content in China, with a total of over 17 million songs,
4.3 million videos, over 1,200 audio and video live broadcasts, over 500,000 books, over 30,000 games and 470,000 episodes of comics.

Expanding vertical fields: The MIGU Movies cooperates with over 7,200 movie theaters, MIGU Running users have registered a total running distance of 157.6 million kilometers, and MIGU AI provides an average of over 85 million times of AI interactions such as translation and speech recognition per month. In 2017, MIGU Comic application received the “Swan Award for Chinese App Innovations” given by Chinese Mobile Innovation Week & Chinese Mobile Phone Design and Application Innovation Competition.

Intelligent hardware: Introduced several intelligent hardware such as the Mobius voice recognition AI headset, MIGU Mobaihe, MIGU Speaker, Kindle x MIGU ebook reader, etc.
IP Operation: Over 100 million viewers watched online program of the MIGU Exchange, the Digital Reading Convention attracted over 100 million readings, and the MIGU Comic Cultural Festival live broadcast was watched 37.32 million times.
China Mobile Limited 2017 Sustainability Report Environment-friendly Development

Environment-friendly Development
Climate change is a severe global challenge to achieving sustainable development. In compliance with the requirements for building an ecological civilization, China Mobile has undertaken in-depth implementation of the “Green Action Plan” for 11 consecutive years. We have gradually optimized the energy efficiency management system and strengthened green operations management, both internally and of the value chain. We have committed ourselves to helping realize a low-carbon society by developing innovative green solutions based on IoT and other new technologies.
Green Action Plan
We have continued to implement the “Green Action Plan” aimed at energy conservation and emissions reduction since 2007. We encourage the participation of all members across the organization and embed energy conservation and emissions reduction initiatives into our entire business. We create green shared value through reductions in the consumption of equipment resources and energy and the operating costs.
In terms of green operations, the overall energy consumption per unit of information flow decreased by 40% compared with the previous year, and the overall energy consumption per unit of total telecommunication business volume decreased by 29% compared with the previous year.
To make the telecommunications machinery rooms more energy efficient, we renovated 331 machinery rooms and completed on-site inspection of 48 machinery rooms in 16 municipal companies. We found 12 typical problems and requested respective companies to take immediate corrective measures.
To promote green procurement, we built and put into application the China Mobile supply chain management system and China Mobile e-procurement and bidding system since 2013. A total of about 38,000 e-procurement projects were managed across the Company in 2017, resulting in an annual reduction of about 616,000 copies of paper-based bid documents. Under circumstances where each copy contains an average of 500 sheets of paper, the reduction represents 1,541 fewer tonnes of paper, or 774 fewer tonnes of coals burned, or 1,348 tonnes of wood used, and is equivalent to a reduction of more than 3,500 tonnes in CO2 emissions, and 464 thousand tonnes in wastewater disposal, totaling over RMB18 million in social cost savings.
To promote the use of green packaging, we urged our suppliers to fulfill the centralized procurement commitment. As a result, the percentage of newly purchased equipment using green packaging in 2017 reached 67%.
To include industry partners in our energy conservation efforts, we continue to reinforce our leadership in setting standards. We worked with suppliers to continuously update energy conservation grading standards regarding five types of equipment including the wireless equipment, IT equipment, transmission equipment, etc. We have applied the standards in the centralized procurement of equipment in full to constantly reduce energy consumption of new network equipment.
Improving Climate Change Response Management Mechanism
We have designated a department responsible for climate change management. We have incorporated energy efficiency indicators into the subsidiaries’ KPI, which include overall energy consumption per unit of information flow, overall energy consumption per unit of total telecommunication business volume, PUE of machinery room, electricity fee (in hundred) per fixed asset etc., and linked them directly with remuneration of managers in charge.
We have set up an energy conservation and emissions reduction work panel at both headquarters and subsidiary levels to address the management of climate change and energy related issues at the business, network and office levels. The work panel assesses whether the key activities or projects are in line with the Company’s climate change and energy strategies by convening regular meetings and submitting decision-making recommendations to the Company’s management personnel.
Setting up an incentive mechanism for climate change management Improving climate change risk and opportunity management
Improving Climate Change Response Management Mechanism
Setting up an energy conservation and emissions reduction work panel Improving disclosure and management of environmental information
We have a comprehensive risk management framework in place to incorporate climate change related issues into the identification, screening, integration, sorting and management of risks and opportunities. And we have integrated a variety of environmental policies into our risk management process, such as the national carbon emissions reduction targets, the national energy conservation and emissions reduction policy, and the carbon emissions trading scheme. We run monthly tracking on the measures and progress of energy conservation.
We have established an environ-mental performance index system based on the various types of sustainable development standards and the CDP questionnaires that discloses environmental performance data on a regular basis. The system not only covers our own performance in environmental management, but also sets forth requirements for partners on our value chain such as our suppliers.

China Mobile Limited 2017 Sustainability Report

Energy Conservation and Emissions Reduction in Winter Heating

Xinjiang experiences quite bad air pollution during winter, when heating is provided. For this reason, implementing efficient heating system management becomes a necessary measure for reducing energy consumption and carbon emissions. Owning four data machinery rooms, two transmission power houses, and two refrigeration centers, etc., the China Mobile Xinjiang Data Center was in great need to reduce energy consumption. The company gradually formulated the "13251" data center operations management energy conservation plan in 2017 based on about 12 months' exploration, reducing the daily electricity consumption from 25,512 kWh to 9,280 kWh. Over 2.9 million kWh electricity was saved during the winter heating season, equivalent to RMB1.45 million in electricity fee savings.

> The energy conservation and emissions reduction plan implemented by the China Mobile Xinjiang Cloud Computing and Big Data Center helped reduce electricity use by a great deal and has proved effective in reducing pollutions by enterprises. It shows the social stewardship of China Mobile as a state-owned enterprise. I much look forward to its broader application in the future.
>
> - Li Yun,
>
> Secretary of Party Working Committee of the Xinjiang Cloud Industry Park Management Committee

Exploring Green Applications

We harness IoT and other new technologies to continuously innovate ICT-based green solutions and support the prevention of environmental pollution and the transition to a low-carbon lifestyle.

Smart Pollution Monitoring for a Greener World

Guangxi is known for its striking natural scenery. To strengthen enforcement of the environmental laws and improve environment of the entire region, China Mobile Guangxi Company collaborated with the Nanning Environmental Monitoring Division and ran the pilot project "video monitoring of key pollution sources" in 13 major polluting enterprises in Nanning since June 2016. The smart video monitoring of pollution sources has played an integral role in guaranteeing the smooth running of the online monitoring system of the Environmental Protection Department and the authenticity of the pollution data collected from monitored companies.

The project now monitors 41 major polluting enterprises in Guangxi Province, covering nearly one hundred discharge sites and pollutant monitoring and sampling sites. As a result, the situations of illegal or unauthorized pollutant discharge cases has notably declined. The project will be further promoted throughout Guangxi to provide real-time, accurate, and smart monitoring of all 238 state-controlled key pollution sources of the region.

NB-IoT Smart Street Lamp Management System

"Smart Street Lamps", the first NB-IoT application project in Jiangsu Province jointly developed by Nanjing Branch of China Mobile Jiangsu Company and the Nanjing Street Lamp Management Bureau was officially put to commercial use in February 2017, meaning Nanjing could now use precise single-lamp control in its street lighting system.

Different from traditional street lamps, the Smart Street Lamps can be switched on and off automatically at places where long-time light is not needed by sensing passing traffic or pedestrians and dim automatically at late night when no one is around. Moreover, base stations and cameras can be set up on the charging points to monitor weather conditions like haze. If each Smart Street Lamp helps save about RMB10 per month in electricity fee, more than 100,000 smart lamps throughout Nanjing could help save electricity fee at a sum of about RMB12 million a year.

Intelligent IoT Energy Efficiency Applications

- **Intelligent Meter Reading**

Using IoT technology, China Mobile has helped users install IoT modules and IoT cards on their water, electricity and gas meters. Information on the families' water, electricity and gas use is thus transmitted back to the control centers, achieving remote meter reading and making meter reading much more efficient. The smart meter reading helps cut down on the use of manpower and vehicles and reduce our carbon footprint.

- **Smart Parking**

"Park Easy" is a smart parking solution jointly developed by China Mobile and a few partners. The system detects the status of parking spaces and combines it with the background parking service platform to release real-time information about available parking spaces and divert traffic, among other functions.

- **Smart Charging Points**

China Mobile utilizes technologies like 4G+ and IoT cards to assist smart charging point operators in their data analysis and efficient management and provide electric vehicle charging point operators with data transmission plans that are high-speed, reliable and secure.

Environment-friendly Development

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China Mobile Limited 2017 Sustainability Report
Innovation-inspired Dynamics

Innovation-inspired Dynamics

Innovation is a key driver for our development in the digital economy. In 2017, China Mobile further improved its innovation system, and focused on exploring new approaches to enable the open and all-member innovations. The Company established the open innovation platform based on 5G and featured capability openness to integrate innovation resources along the industry chain and flourish the ecosystem. It also built innovation channels by various means such as innovation incubation, all-member on-the-job innovation and independent development competitions in order to inspire the innovative creativity of all employees and promote voluntary adjustment of the talent structure to support the Company's transformation and development towards emerging fields such as digital services.

Building an Entrepreneurship & Innovation Framework

Leveraging the opportune integration of "Internet plus" and "Mass Entrepreneurship and Innovation", China Mobile establishes the overall "One System Three Rings + Three Verticals" innovation and entrepreneurship framework. It stimulates the innovative capacity of organizations at all levels and all staff members and presents a new path for the Company's transformation and future development.


Outer Ring
Middle Ring
Inner Ring
Provincial Companies
Application Innovations
Specialized Services Companies
Product Innovations
R&D Institutions
Technological Innovations
"One System Three Rings" R&D Framework
+
Organizational Innovations
Major breakthroughs
Product R&D
Coordinated operations
All-member Innovations
voluntary innovations
Rewarded propositions
On-the-job technological innovations
Independent development contests
Open Innovations
5G innovations
And-Creation Space
Innovation Base
Makers' Marathon
"Three Verticals" Innovation Mechanism

▲ Overall layout of entrepreneurship & innovation

Embracing Innovation and Collaboration

Global Partnership Conference

200 partners attended the China Mobile Global Partnership Conference in 2017, up from 90 when it was first held in 2013.

Global TD-LTE Initiative

The Global TD-LTE Initiative (GTI) initiated by China Mobile now counts 132 operator members and 163 partners.

Open-source Platform ONAP

The open-source platform ONAP (Open Network Automation Platform), jointly founded by China Mobile and AT&T, has attracted 57 partners as of 2017, covering more than half of the world's mobile users.

Strategic Cooperation Framework Agreement

Over 120 cooperative projects have been launched under the Strategic Cooperation Framework Agreement (SCFA) signed among China Mobile, NTT docomo of Japan and KT of Korea in 2011, showing solid progress in jointly promoting new technology verification and project cooperation in 5G and IoT.

5G Automotive Association

We joined the 5G Automotive Association (5GAA) in 2017, and united with SAIC Motor and Huawei Technologies to form the 5GAA China Working Group tasked with promoting the full integration of and application of innovations in the ICT and auto-mobile sectors.

34

Facilitating Entrepreneurship & Innovation
Crowd Innovation
Employees can team up to propose joint innovation or entrepreneurship projects based on their own specialties or hot topics, regardless of the theme or area. 2017 saw the participation of 154,000 employees in the internal “Entrepreneurship & Innovation” activities, with projects from 99 teams selected for incubation at the “And-Creation Space” out of the 2,535 projects established.
Crowd Support
We support the entrepreneurship and innovation initiatives of SMEs by providing them with needed network environment, promotion channels, funding, etc. through our And-Creation Space, 5G Innovation Center, and Innovation Bases etc. In this way, chances of success of their projects are increased.
Crowdfunding
We provide employees with “And-Mi”, our original currency for investing in the “Entrepreneurship & Innovation” projects. We encourage participation and sharing of project profits by rewarding successful investors with doubled amount of “And-Mi”. The value of investment exceeded “And-Mi” 300 million in 2017, enabling over 20,000 employees to enjoy asset appreciation through investment.
Crowdsourcing
Challenges and difficulties that our subsidiaries meet with during project development, operations and promotion are collected by means of “Big Issue” and “Small Issue”. We engage the collective wisdom of our employees to help solve problems in our daily operations.
All-member
Innovation
Such efforts have also put us in a stronger position for fostering innovative talents. As of 31 December 2017, about 500 employees had been selected to work at the “And-Creation Space” through the Company’s incubational entrepreneurship and innovation initiatives and issue-specific activities. Around 10% employees have transferred, temporarily or permanently, to other work units via incubated projects, demonstrating a new way of cross-unit talent exchange and acquisition.
I+ Maintenance Robot
As a network administrator, Liao Zhifang and his team deal with tens of thousands of network alerts every day, a complicated and repetitive process involving a great deal of manpower. To make their work more efficient, Liao submitted proposal for the “I+ Maintenance Robot” project together with his team and started to work at the “And-Creation Space”, where they committed themselves to realizing automated alert management. With incubation support from the Space, they finished development of I+’s core functions and ran it successfully in China Mobile Guangdong Company. As of 31 December 2017, I+ has helped Guangdong Company handle 4.57 million alerts, while enhancing the reparation rate to above 30%. The I+ project has currently been successfully incubated and is to be applied in Shanxi, Inner Mongolia, Tianjin and more cities in the future. With manual monitoring replaced by machines, a new way of monitoring will be adopted which puts machines in primary charge of alert monitoring and humans in an assisting role.
The Second Makers’ Marathon themed “And-5G · Shaping Future”
We hosted the 2nd Makers’ Marathon themed “And-5G · Shaping Future” in April 2017, with an aim to promote the Capability Open Platform and sharing of APIs, and to harvest the wisdom of partners and developers. The competition lasted for eight months, and 819 teams from nine regions competed under a variety of themes such as unified authentication capability, OneNET IoT platform, digital home, and 5G innovation. The event significantly boosted the entrepreneurial and innovative creativity among the youth and along our industrial chain, and equipped us with a stronger pool of talent.
China Mobile Limited 2017 Sustainability Report Innovation-inspired Dynamics

Performance Report
China Mobile adheres to standardized sustainability frameworks, actively identifies its own economic, social and environmental impact, and constantly improves its management approach to and practice on sustainability issues. In 2017, we followed the United Nations Global Compact Ten Principles, the UN 2030 Agenda for Sustainable Development and China’s national SDGs action plan, the GRI Sustainability Reporting Standards of the Global Sustainability Standards Board (GSSB), the ISO Guidance on Social Responsibility (ISO 26000) and the HKEx Environmental, Social and Governance Reporting Guide, and referred to the evaluation criteria of the Dow Jones Sustainability Indices (DJSI) during our reporting process. In order to present our sustainability performance in a comprehensive, objective and accurate way, we conducted a stakeholder survey and a materiality analysis, and elaborated on our management approach as well as performance data on each sustainability issue.
Stakeholder Engagement and Materiality Analysis
Economic
39
Performance
Corporate Governance and
39
Risk Management
Financial Performance and
39
Tax Payment
Anti-corruption and
40
Compliance
Information Security and
41
Privacy Protection
Network Quality
42
Service Quality and
43
Customer Rights Protection
Research, Development
44
and Innovation
Supply Chain Management
45
Environmental
Social
50
Performance
Fair Employment and
50
Non-discrimination
Human Resources
51
Development
Workplace Health and
52
Safety
Respect and Protect
53
Human Rights
Public Welfare
54
Overseas CSR
55
46
Performance
Reducing Carbon
46
Emissions
Reducing
47
Environmental
Resource
Consumption
Waste
48
Management
Electromagnetic
49
Radiation
Management
37
China Mobile Limited 2017 Sustainability Report Stakeholder Engagement and Materiality Analysis

China Mobile Limited 2017 Sustainability Report

Stakeholder Engagement and Materiality Analysis

We have established various communication channels and maintained regular and close communication with six groups of stakeholders, including customers, employees, shareholders and investors, governments and regulators, value chain partners, and community and environment representatives. During report preparation, we issued questionnaires to identify the sustainability issues that different stakeholder groups were concerned with and conducted a materiality analysis of these issues to determine the key disclosure of this report. In 2017, we were awarded the Bronze Award of "Stakeholder Engagement - Best Practice" by the international independent award organization Mer-Comm Inc. under the Questar 2017 Awards.

Stakeholders	Key Issues of Concern (Top 5) *	Engagement Approaches
Customers	1.Information Security and Privacy Protection 2.Network Quality 3.Service Quality and Customer Rights Protection 4.R&D and Innovation 5.Corporate Governance and Risk Management	1.Customer Day 2.10086 Hotline 3.Weibo and WeChat Communication 4.Online and Mobile Customer Service Platforms 5.Customer Satisfaction Surveys 6.Mobile App 7.CEO Mailbox
Employees	1.Network Quality 2.Information Security and Privacy Protection 3.Service Quality and Customer Rights Protection 4.Workplace Health and Safety 5.Financial Performance and Tax Payment	1.Employee Representative Conferences 2.Regular Trainings 3.Performance Communication Mechanism 4.MMS Magazine Mobile Weekly 5.Employee Recognition Mechanism 6.Employee Grievance Mechanism 7.CEO Mailbox
Shareholders and Investors	1.Service Quality and Customer Rights Protection 2.Financial Performance and Tax Payment 3.Anti-corruption and Compliance 4.Information Security and Privacy Protection 5.Network Quality	1.Annual Reports, Interim Reports and Announcements 2.Annual Shareholders General Meetings 3.Investor Briefings and Conferences
Governments and Regulators	1.Network Quality 2.Information Security and Privacy Protection 3.Service Quality and Customer Rights Protection 4.Financial Performance and Tax Payment 5.Anti-corruption and Compliance	1.Regular Reports and Communication 2.Specific Investigation and Meetings 3.Relevant Forums 4.CEO Mailbox
Value Chain Partners	1.Information Security and Privacy Protection 2.Service Quality and Customer Rights Protection 3.Network Quality 4.Corporate Governance and Risk Management 5.Financial Performance and Tax Payment	1.Procurement 2.Supplier Web Portal, Service Station and Supplier Hotline 3.Training and Assessment 4.Forums and Meetings 5.CEO Mailbox
Community and Environment Representatives	1.Information Security and Privacy Protection 2.Service Quality and Customer Rights Protection 3.Network Quality 4.Corporate Governance and Risk Management 5.R&D and Innovation	1.Community Activities 2.Mass Media 3.New Media (Weibo, WeChat) 4.Charity Platform 5.CEO Mailbox

*Note: The top 5 key issues of concern of each stakeholder group come from results of the stakeholder survey. Please refer to the materiality analysis on P38.

CSR Communication Day

On 15 June 2017, concurrent with the release of our 2016 Sustainability Report, we held our first "CSR Communication Day" event which, together with our "Customer Day" event, aimed to get opinions and suggestions from our stakeholders regarding our corporate social responsibility practices. 4,872 self-owned sales outlets participated in these events and organized a variety of activities with local characteristics. 1,004 China Mobile representatives, including general managers of branch companies and department directors of provincial subsidiaries, were present to communicate with 75,000 customers.

Indicators	2015	2016	2017
CSR trainings participation (person-times)	276,519	353,958	471,669
Number of emails received in CEO Mailbox	2,058	1,033	1,279
Number of customer visits on Customer Day (person-times)	106,289	105,076	102,060
Number of complaints and inquiries handled on Customer Day (cases)	101,560	106,020	91,960

Stakeholder Engagement and Materiality Analysis

37

China Mobile Limited 2017 Sustainability Report

Stakeholder Engagement and Materiality Analysis

In 2017, based on the materiality analysis of various sustainable development issues, we evaluated the economic, environmental and social impact of these issues on stakeholders and the impact of our operations on these issues and identified issues of high materiality to be highlighted in this report.

Identification	Evaluation	Report Preparation
International Standard Benchmarking · HKEx Guide on Environmental, Social and Governance Reporting · GRI Standards · DJSI · SDGs · UNGC Ten Principles Sustainability Key Issues and Industry Key Issues Analysis Corporate strategy analysis	With respect to sustainability issues, we carried out key stakeholder survey, using online questionnaires (2,609 valid questionnaires received) to collect stakeholders' feedback on the impacts of different issues on them. With reference to industry practice, we teamed up internal and external experts to evaluate the impact of China Mobile's operations on different sustainability issues.	Constructed a materiality matrix (see the figure below) to highlight issues to be prioritized in the report



High
The Extent of the Issue's Impact on the Stakeholders
The Extent of China Mobile's Impact on the Issue
High

1. Information Security and Privacy Protection
2. Network Quality
3. Service Quality and Customer Rights Protection
4. Financial Performance and Tax Payment
5. Corporate Governance and Risk Management
6. Anti-corruption and Compliance
7. R&D and Innovation
8. Workplace Health and Safety
9. Human Resources Development
10. Resource Use
11. Human Rights
12. Supply Chain Management
13. EMF Safety
14. Carbon Emissions
15. Corporate Charity
16. Equal Opportunity Employment and Non-discrimination
17. Waste Management
18. Stakeholder Engagement
19. Overseas CSR

	Issue	Report Content	Boundary
High Materiality Issues	Information Security and Privacy Protection	Optimizing Connectivity Capabilities Economic Performance	Internal
	Network Quality	Economic Performance	Internal
	Service Quality and Customer Rights Protection	Optimizing Connectivity Capabilities Economic Performance	Internal
	Financial Performance and Tax Payment	Economic Performance	Internal
Moderate Materiality Issues	Corporate Governance and Risk Management	Economic Performance	Internal
	Anti-corruption and Compliance	Economic Performance	Internal
	R&D and Innovation	Optimizing Connectivity Capabilities Empowering the Digital Economy Sharing a Better Life Economic Performance	Internal & External
	Workplace Health and Safety	Social Performance	Internal
	Human Resources Development	Innovation-inspired Dynamics Social Performance	Internal
	Resource Use	Environment-friendly Development Environmental Performance	Internal & External
	Human Rights	Social Performance	Internal & External
	Supply Chain Management	Economic Performance	Internal & External
	EMF Safety	Environmental Performance	Internal & External
	Carbon Emissions	Environment-friendly Development Environmental Performance	Internal & External
	Corporate Charity	Sharing a Better Life Social Performance	Internal
Low Materiality Issues	Equal Opportunity Employment and Non-discrimination	Social Performance	Internal
	Waste Management	Environmental Performance	Internal & External
	Stakeholder Engagement	Stakeholder Engagement and Materiality Analysis	Internal & External
	Overseas CSR	Social Performance	Internal

38

Economic Performance Corporate Governance and Risk Management Challenges and Priorities With the implementation of the “Big Connectivity” strategy and expansion of our business scope, our operation and management are faced with new requirements and risks. China Mobile improved its corporate governance structure and accountability system, optimized its risk and crisis management systems and strengthened the construction of its internal control and internal audit management systems, thereby providing system assurance for the continuous reform, innovation and capacity building of the Company. Management Approach 1. Governance Overview: China Mobile has established sound corporate governance structure and practices following the principles of integrity, transparency, openness and efficiency. We have established and improved various policies, internal control systems and other management mechanisms and procedures over the past years. In 2017, the Board of Directors of China Mobile Limited (“Board”) comprised eight directors, namely Mr. SHANG Bing (Chairman), Mr. LI Yue (Chief Executive Officer), Mr. SHA Yuejia and Mr. DONG Xin as executive directors, and Mr. Frank WONG Kwong Shing, Dr. Moses CHENG Mo Chi, Mr. Paul CHOW Man Yiu and Mr. Stephen YIU Kin Wah as in- dependent non-executive directors (INEDs). The Board currently has three major committees, including an Audit Committee, a Remuneration Committee and a Nomination Committee, all comprising INEDs, which provide advice and suggestions for the decision-making of the Board. Each of the Board committees is appointed and authorized by the Board and operates under its respective terms of reference. (For more information on our cor- porate governance, please refer to our annual report or website www.chinamobileltd.com) 2. Risk Management: We continuously assess the internal and external risks of business development and optimize our comprehensive risk management framework in line with our corporate structure and business characteristics. Our business divisions and subsidiaries extensively participated in risk assessment. We established a three-level hierarchical risk management structure, including the Audit Commit- tee at the Board level, functional departments, business units, and supervision and evaluation departments at the department level, and the Internal Control and Risk Man- agement Expert Bank at the functional position level, with which we achieved specialized management over plan- ning, decision-making, execution and implementation. Having established regular risk assessment mechanism and procedures, we conduct major risk assessment annually to evaluate our risk exposures and levels in areas such as strategy, market, finance, operations, legal compliance and information technology, and implement risk control measures and requirements at each level of the risks assessed. 3. Internal control: We make continuous improvements in a risk-oriented manner to our internal control system and internal con- trol risk training system in compliance with Section 404 of the Sarbanes-Oxley Act and the principles of systematization and standardization. We formulated the China Mobile Management Measures for Internal Control and relevant guidelines for guiding the construction of internal control systems at all internal units. We developed and maintained internal control manuals and matrices for key business operations and key control points selected by focusing on high- risk areas and management key points, thereby optimizing our risk control requirements in a holistic way from the framework to the content and from the substance to the process. 4. Internal audit: Internal audit departments are set up at the Company’s headquarters and its subsidiaries to carry out independent internal audit for the respective entities. We re- vised the China Mobile Internal Audit Regulation s to lay out more specific provisions on the definition, tasks, reporting mechanism as well as organizational and personnel requirements of internal audit. We also established auditing units in Tianjin, Wuhan and Chengdu directly managed by the Internal Audit Department at the Company’s headquarters. The operation of these units further strengthened our auditing capabilities and independence. Progress in 2017 1. In 2017, we carried out major risk assessments, completed the 2017 Annual Risk Assessment and Midterm Risk Review, and prepared the 2017 Comprehensive Risk Management Report and the 2017 Mid-Term Risk Assessment Report. In addition, we formulated specific countermeasures regarding two emerging risks, namely the risk of competitive substitution of the In- ternet and transformation of traditional businesses and the risk of network technology evolution and IT support. 2. We revised 76 internal control requirements, including 13 newly added control points, focusing on improving the internal control requirements for capital, asset and project management processes and the prevention against fundamental manage- ment risks at the end level. 3. We further intensified our audit supervision over 4G development, home broadband business, business outsourcing, information security, engineering investment and fundamental management to support the implementation of our strategic initiatives and enhance our risk prevention and management. We applied big data and cloud computing technologies in the auditing process and saw significant improvements in the ca- pability, efficiency and coverage of our audit. We also focused on rectification of audit findings to improve the effectiveness of our audits. 4. We convened four Board meetings during the year, and mainly discussed our annual results, interim results, dividends, renewal of continuing connected transactions, the annual investment report, adjustments to the composition of the Board and its committee, and the sustainability report. Financial Performance and Tax Payment Challenges and Priorities To effectively cope with financial risks and optimize our financial performance, China Mobile actively attached great importance and responded promptly to government taxation reform policies, and studied and implemented government policies on invoice manage- ment and tax collection system updates to ensure tax compliance.
China Mobile Limited 2017 Sustainability Report Economic Performance
China Mobile Limited 2017 Sustainability Report Economic Performance

China Mobile Limited 2017 Sustainability Report

Management Approach

1. The Company strictly abides by the taxation laws and regulations of China and other regions where it operates and is listed, upholds business ethics, and pays taxes in accordance with relevant laws and regulations. In terms of tax system, we formulated the *China Mobile Tax Management Measures* and the *China Mobile Invoice Management Measures* to improve our tax management system and guidance for tax operations and prevent tax management risks.
2. We formulated the *China Mobile Tax Management Manual* and the *China Mobile VAT Invoice Operational Guideline*. We also regularly issued *China Mobile Tax Information Briefing* based on recent updates and changes in tax laws and regulations related to the Company to ensure prompt and standardized compliance with tax obligations.
3. The Company maintained a sound communication and reporting mechanism with tax authorities and continued to improve our compliance with tax laws and regulations.

Progress in 2017

1. The Company compiled the *China Mobile 2018-2020 Tax Management Work Plan* with the objectives of complying with tax laws and supporting the strategic transformation of the Company and enhanced tax management capabilities focusing on IT and personnel, aiming at establishing a tax risk management and support system by 2020 in support of the strategic transformation of the Company.
2. For the specific performance of financial indicators such as operating revenue, operating costs, employee salaries and benefits, and payments made to investors, please refer to our *2017 Annual Report*.

Indicators	2015	2016	2017
Operating revenue (RMB billion)	668.3	708.4	740.5
Wireless data traffic revenue (RMB billion)	200.9	288.2	364.9
Taxation (RMB billion)	35.1	35.6	33.7

Anti-corruption and Compliance

Challenges and Priorities

To fully and effectively comply with domestic and foreign legal and regulatory requirements, China Mobile gradually established and perfected the enterprise compliance management system and worked together with stakeholders to improve the awareness and management of compliance. Meanwhile, the Company established an integrity and anti-corruption work system integrating "education, prevention, discipline and accountability" to ensure the Company's healthy development with integrity.

Management Approach

1. To ensure the governance compliance, business compliance and management compliance of the Company, we continued to promote the "Compliance Escort Plan" and innovated the China Mobile Compliance Management System through the construction of a sound compliance organizational structure, the perfection of compliance management systems, the standardization of compliance processes, and the nurturing of a compliance culture. We also focused on the continuous improvement of our governance compliance and management compliance capabilities with measures such as clarifying the responsibilities of compliance management, formulating the basic systems of compliance management, issuing compliance guidelines for key areas, establishing a compliance management process mechanism step by step, and advocating a culture of compliance within the whole group.
2. The China Mobile integrity and anti-corruption work system blends the four fundamental tasks of "education, prevention, discipline and accountability" into a coordinated whole to realize systematic integration and implementation procedure optimization. The Company uses "execution and effectiveness" as the acceptance standards, and seeks to address problems thoroughly through implementation of the four tasks and two standards. In terms of policy systems, we established and updated a series of policies and regulations to promote business integrity and punish corruption, including the *China Mobile Guidelines on Fostering a Culture of Business Integrity*, the *China Mobile Business Integrity Commitment System*, the *China Mobile Regulations on Employee Discipline*, the *China Mobile Management Measures on the Registration of Gifts to Employees*, and the *China Mobile Accountability Regulations for Management Staff*.
3. The Company has established a multi-dimensional supervision framework. It adopts a problem-oriented approach and carries out inspection and supervision in innovative ways. It also has open channels for internal and external supervision with a variety of whistle-blowing channels, such as mailbox, dedicated number, the CEO Mailbox, and on-site whistle-blowing during supervision and inspection. We also strengthened the collaboration of our internal audit and anti-corruption efforts, and continuously supervises the economic responsibility performance of key areas and the management of our subsidiaries.

Progress in 2017

1. In 2017, the Company released ten compliance guidelines on market competition, anti-commercial bribery, cooperation with law enforcement, information security, bidding and procurement, project construction, labor and employment, network security, conflict minerals and export control. We also issued a series of compliance requirements and guidelines for 306 key aspects and key issues and sorted out 663 compliance risks in key areas to strengthen the closed-loop management of compliance risks. Regarding hot issues and newly promulgated laws and regulations, we regularly release *Risk Compliance Briefing* to provide risk alerts and relevant management suggestions.
2. All our business units implemented the series of actions required by the compliance guidelines to promote the culture of compliance, such as announcing compliance initiatives, organizing employee awareness activities, trainings and education, putting up posters, and showing "Compliance Escort Plan" videos. We organized special trainings for personnel from key areas, such as bidding and procurement and project construction. 95% of the legal staff of the Group have participated in compliance training. Some of our subsidiaries required their suppliers to sign a compliance commitment as part of the bidding documents.
3. We promoted the construction of embedded risk prevention and control mechanism, further clarified responsibilities and strengthened the hard constraints on systems. Over 10,000 person-times were interviewed for reminder or reprimand cumulatively.

Economic Performance

40

4. We carried out special inspections, "Look-Back" inspections and unscheduled inspections to monitor the rectification of problems. In the past five years, we have dispatched 47 inspection teams consisting of 606 people. More than 800 problems were identified during internal inspections, and 920 policies were established or revised.

5. We organized 3,580 awareness-raising monthly events on anti-corruption education, covering over 90% of our employees. We also innovated the anti-corruption and compliance education to attract employees to participate, such as website and app of the Discipline Inspection Group, Online University, mobile classroom, MMS classroom and other online education and training platforms.

6. During the year we received a total of 1,240 petitions, and 82% of the cases were handled and closed.

Publishing the China Mobile Compliance Initiative

The Company actively promoted governance and operational compliance and officially released the *China Mobile Compliance Initiative* that upheld the compliance philosophy and concepts to "abide by laws, respect rules, honor commitments and pursue self-cultivation". Our management staff all signed the initiative and made collective commitment and led their units to support the initiative to ensure compliance.

Establishing the Compliance Management Mechanism for Key Areas

The Company formulated the "Six-Step Method" of compliance management for key areas. The six steps included optimizing systems, standardizing procedures, devising guidelines, preventing risks, providing training and setting up platforms. We selected eight key special areas closely related to our operations, and embedded compliance review into business processes, and incorporated compliance requirements into business content. Our compliance management mechanism for key areas was awarded the 2017 "First Class Achievement of China Communications Industry Fourteenth Corporate Management Modernization Innovation".

Indicators	2015	2016	2017
Number of anti-corruption education activities in year	1,986	3,951	3,580
Participation of anti-corruption education and trainings (person-times)	761,800	696,106	722,720
Number of corruption cases disciplined in year	96	232	275
Number of employees dismissed and disciplined for corruption in year	140	302	414

Information Security and Privacy Protection

Challenges and Priorities

The *Network Security Law*, which came into effect on 1 June 2017, put forward comprehensive requirements for the protection of personal information. Meanwhile, various new forms of information fraud pose severe challenges to information security and privacy protection. China Mobile actively implements policy and regulatory requirements, takes the initiative in improving information security capabilities, strengthens the centralized control of spam messages, and coordinates resources to prevent and crack down on communication and information fraud.

Management Approach

1. Regarding customer information protection, we improved our consumer information protection regulations and brought them fully in line with the requirements of national laws and regulations; constantly improved our capabilities by expanding technological applications, such as the "Vault Mode" and customer information masking, and strengthening account management and performance audit; and strengthened inspection and supervision, carried out regular third-party monitoring of our customer information security work, inspected provincial subsidiaries for their customer information protection, and identified risks and made rectification accordingly.

2. Regarding spam messages, we continued to improve our centralized business governance system, strategically allocated our resources nationwide to cover 3 categories and 10 specific projects, forming a closed-loop management cycle of generation, allocation, disposal and optimization.

3. Regarding preventing and combating information fraud, first, we strictly implemented real-name registration and punished distributors for resale of phone numbers and other unlawful practices; second, we standardized our key businesses, including the dedicated voice line, 400 number services and more; third, we strengthened the crack down on falsified caller ID; fourth, we promoted the use of technological solutions such as Customized Phone-Call Signature; fifth, we launched campaigns to improve customer awareness, improved our violation reporting mechanism by setting up sections on our portal website for whistle-blowing and fraud alerts, and disseminating fraud alert information through multiple channels, etc.; sixth, we explored the timely detection and intervention of fraud cases based on big data technology; seventh, we strengthened the tracing and accountability mechanisms, including the establishment of a tracing and investigation process for suspected fraud numbers covering 31 provinces, and the formulation and issuance of the China Mobile Accountability Measures for Information Fraud Prevention and Treatment; eighth, we formulated and issued the China Mobile Management Measures for Information Fraud Prevention and Treatment, shaping a long-term mechanism with standardized process.

Progress in 2017

1. We revised the *China Mobile Regulations on Customer Information Protection*, which strengthened the requirements of customer authorization, "Vault Mode" technology coverage, and the management of third-party personnel. We also carried out on-site inspections regarding customer information protection of our provincial subsidiaries with 74 risks identified and rectified. In 2017, we did not have any major incident of customer data leakage.

2. We intercepted more than 200 million spam messages each month, and during the year we blocked over 562,000 harassment phone numbers, detected and intercepted over 2,273,000

China Mobile Limited 2017 Sustainability Report
Economic Performance
41

China Mobile Limited 2017 Sustainability Report

Economic Performance

pieces of information with pornographic content, shut down over 82,000 illegal websites, monitored and intercepted over 646,000 types of malware, and shut down 6,500 control terminals of malware.

3. We launched the All-in-one National ID Inquiry System to further enhance user authentication and ensure compliance with the real name registration requirements. For key businesses, we required existing users to sign a new user contract, which contained specific prohibition on the resale and leasing of numbers, identity theft, use of forged ID, use of services against laws and regulations as well as abnormal patterns of use.
4. In 2017, we blocked over 3.14 million fraud calls from overseas and over 37.08 million calls with false caller IDs and invalidated 21,000 numbers that violated regulations by making group voice calls each month on average.
5. We organized provincial subsidiaries in Zhejiang, Yunnan and Shanghai etc. to explore big data-based solutions to identify and prevent fraud by suspending fund transfers in time. In collaboration with law enforcement authorities, we helped suspend RMB520 million from being transferred to fraud perpetrators.
6. Regarding fraud alert, we actively carried out the integrated fraud scenario analysis with big data. In 2017, we published 71 typical fraud cases and sent out 3,640 million SMS fraud alerts cumulatively, identified and successfully terminated over 3.7 million fraud incidents and provided relevant support for their subsequent disposal, and sent a total of 7.2 billion Customized Phone-Call Signature fraud alerts over the year.
7. Our "Big Data Spam Automatic Identification project" was awarded the "Best Practice Award for Big Data Application" by China Computer Federation (CCF). The "Telecom Operator Business Security Technological Guide" we drafted was recognized as an international standard by the International Telecommunication Union Telecommunication Standardization Sector (ITU-T), and our six projects including "Vulnerability Analysis, Detection and Automation Control Platform" and "Security Vulnerability Collection, Analysis and Alert Management" were recognized as the "2017 Telecommunication and Internet Industry Network Security Pilot Projects".

Mobile Guardian Protects Mobile Phone Security

The Mobile Guardian toolbox developed independently by China Mobile can accurately identify security vulnerabilities in the mobile phone operating system, applications, components and configuration in 3-5 minutes without installing any software on the mobile handset. At the same time, because the entire analysis of the Mobile Guardian toolbox is completed in the phone memory with desensitization encryption, it will not retain or store user-related information, thus effectively preventing the leakage of user information. By the end of 2017, the Mobile Guardian toolbox had been used in more than 100 units and found and solved more than 100 thousand problems.

Indicators	2015	2016	2017
Decrease of complaints about spam messages year on year (%)	29.4	24.0	29.3
Number of fraud numbers dealt with	96,000	136,000	50,700

Network Quality

Challenges and Priorities

As digital services become increasing integrated into everyday life, the impact of network interruptions on customers also increases. China Mobile endeavors to build a high quality network and attaches great importance to enhancing its emergency communication support capabilities to provide high quality communication services to cope with extreme weather, provide relief efforts after major natural disasters, and support various types of public events. We also make timely and transparent disclosure of network outages and the causes.

Management Approach

1. We allocate network resources in a scientific way to ensure coverage for important scenarios, optimize our end-to-end networks, improve the quality of our VoLTE service, and maintain our leadership position in 4G network quality.
2. We constantly improve our communication support system focusing on "two mechanisms and three control forms", namely to ensure organizational and personnel readiness with the support mechanism for major events, ensure equipment and resource readiness with the emergency resource pool mechanism, ensure orderly preparation with the process and responsibility breakdown control form, ensure full coverage of emergency plans and exercises with the emergency plan and exercise control form, and ensure smooth on-site support with the on-site communication support matrix control form.
3. We have developed a network security support system characterized by 4 "Rs", namely "clear responsibility, readily available resource, manageable risk, and timely response", and coordinated our capabilities from different fronts to enhance our overall support capability by using the same task list across different management levels, different business processes and different specialized fields.
4. We continue to strengthen the training of our emergency response team, ensure the readiness of equipment and supplies and transport emergency supplies to coastal areas and areas along rivers to enhance our responsiveness in providing support for significant natural disasters such as nationwide floods.
5. We publicly disclosed network disruptions and failures and their causes in accordance with the *Supervision and Management Method of Telecommunication Network Operations*.

Progress in 2017

1. We formulated the *China Mobile 2017 4G Wireless Network Construction Guideline* to focus on improving network access on common network blind spots including high-speed trains, university campuses, high-rise buildings, and places with limited upstream link.
2. We completed a series of communication support tasks for major events and natural disasters and achieved the goal of "zero major network failure, zero major safety incident and zero complaint from key customers".
3. We applied several new technologies and new approaches in carrying out communication support tasks, such as UAV high altitude base stations, 4G emergency satellite vehicles, and big data disaster relief support platform, etc.

42

4. Our "Research and Application of Network Big Data Based Key Technologies for Intelligent Operation and Maintenance System" won the "2017 Science and Technology Second Class Award issued by China Institute of Communications, and our "Construction of New Home Broadband Operation and Maintenance Support System" won the "Third Class Award of the Communication Industry's Modern Management Innovation Excellence Achievement" issued by China Association of Communications Enterprises.
5. The VoLTE connection rate increased from 98.88% to 99.78%, the call delay was reduced from 3.23s to 2.80s, and the full call success rate of voice calls on high-speed trains increased from 84.67% to 89.87%.

Emergency Communication Support after the Jiuzhaigou Earthquake

At 9:19 PM on 8 August 2017, a magnitude 7 earthquake occurred in Jiuzhaigou county, Aba prefecture, Sichuan. China Mobile Sichuan Company promptly set up an emergency support working group. For the first time, we applied the world's leading UAV aerial base station in disaster relief, providing mobile communication signal coverage to the over 30 square kilometer area of Heyezha in the scenic area of Jiuzhagou through the 4G base station mounted on the UAV.

Communication Support for the Hoh Xil World Heritage

In July 2017, Hoh Xil successfully applied for recognition as world heritage, and was officially listed in the "World Heritage List". China Mobile Qinghai Company set up a special communication support task force, who visited the main sites of the Hoh Xil world heritage area and developed a detailed communication support plan with full coverage of the main sites, providing high quality voice communication and stable data service for the world heritage application working group. Along the over 2,000 kilometers world heritage route in the alpine area, "there was a lack of oxygen but never a lack of mobile signal".

Communication Support for BRIC Summit

On 3-5 September 2017, the Ninth BRIC Summit was held in Xiamen. China Mobile Fujian Company ensured "high-speed, secure and stable" mobile communication service for the Summit by upgrading the network in key support areas, formulating emergency plans and carrying out emergency drills and network interruption repair exercises for different scenarios.

Information Disclosure of Network Disruption

At 8:45 AM on 12 July 2017, China Mobile Beijing Company experienced a network disruption due to an equipment hardware failure, which affected the use of 4G data service of 96,000 users. China Mobile Beijing Company made a public announcement about this service disruption through its official Weibo at 4:27 PM the same day. The emergency support crew reacted promptly and the service was successfully restored at 9:30 PM on 12 July.

Indicators	2015	2016	2017
Number of 4G base stations (10,000)	110	151	187
Number of emergency communication support tasks	3,219	4,128	4,476
Significant political/economic event support	2,807	3,748	4,253
Significant natural disaster support	371	347	190
Significant accident or catastrophic event support	24	25	23
Public health incident support	0	2	0
Social safety incident support	17	6	10
Number of emergency support vehicles deployed	8,212	15,425	7,362
Number of emergency support equipment deployed (set time)	58,624	56,625	30,642
Emergency communication support personnel activated (person-times)	207,822	386,214	201,250

Service Quality and Customer Rights Protection

Challenges and Priorities

Nowadays, customer interactions are conducted increasingly through the Internet and new media platforms. The traditional service interfaces and service relationships between communications operators and their customers are also changing accordingly. Meanwhile, with the rapid implementation of our integrated development model with "four growth engines" consisting of the personal mobile market, corporate market, household market and emerging business, the complexity related to products, marketing, tariff and network is increasing tremendously, posing great challenge to our service support capabilities. Adhering to its service concept of "customer-centered and service-oriented", China Mobile continuously explores new technologies, such as artificial intelligence and big data, to create an integrated service support system both online and offline, and strives to provide customers with responsive, timely, efficient and convenient services to their satisfaction.

Management Approach

1. Speed up system upgrades, carry out internal tests and whole-network technological verification tests, to ensure billing accuracy after canceling domestic long-distance charges and roaming charges.
2. Focus on preventing unauthorized charges. We independently developed the SDK core technology to make our systems more difficult to crack for unlawful uses. We established a shared customer service center in Chengdu, set up a centralized 400 complaint hotline, and applied centralized management to our digital services.
3. Introduce critical-time service measures, including the out-of-province SIM card replacement service that allows roaming customers to replace lost or damaged SIM card away from home conveniently, and the 08641 one-click service suspension self-service that allows customers to promptly suspend their services under urgent circumstances.

China Mobile Limited 2017 Sustainability Report
Economic Performance
43

China Mobile Limited 2017 Sustainability Report

Economic Performance

4. We ensured the quality of products of our own brands by strengthening the supervision and control over production quality during the development, approval, manufacturing and sales stages.
5. We carried out customer satisfaction surveys and customer net promoter score (NPS) surveys. We conducted 360-degree monitoring of key perception elements of 4G, home broadband and key corporate customers covering both online and offline service contact points, and both the front-end and back-end processes, so as to provide important insights to help us improve products and service quality in a targeted manner.
6. We set up the centralized service supervision hotline 4001110086 to further improve the centralized handling of customer complaints and follow-ups. We also continuously organized the "Customer Day" events and participated in service quality evaluations organized by industry organizations to gain insight into customer needs and improve the quality of service.

Progress in 2017

1. We released a new version of the *Customer Service Agreement* and the template for *Home Wireline Broadband Business Service Agreement*, which contained enhanced provisions on the protection of customer privacy and communication rights, and specific descriptions of the service standards for home broadband access service.
2. We developed a full-channel Internet service platform by consolidating all service channels, including 10086 WeChat, 10086 Weibo, 10086 mobile app, customer service email, intelligent answering system, Alipay, WeChat Mini Program, Fetion, WeChat mobile service portal, etc., forming a funnel shaped service system with the layers of "self-service, self-assistance, peer assistance, automatic service and manual service" that provided online customer service under various circumstances.
3. In 2017, our manual service hotline handled 1.68 billion customer calls in total, averaging 140 million calls per month, and the overall 30-second connection rate was higher than 90%. Our Internet service channels such as WeChat, mobile app, etc. handled over 1.02 billion service requests each month. Our customer service undertaken by the intelligent robot named"Yi Wa" covered 31 provinces.
4. In 2017, our timely handling rate of customer complaints reached 100%, and the overall customer satisfaction rate reached 79.09%.

Intelligent Answering Service System

China Mobile Online Service Co., Ltd. uses intelligent voice navigation to overcome the problems of long waiting time and poor customer experience of traditional manual customer service. When a customer called, if our customer service representatives were busy, the customer would be prompted to enter the voice navigation system to have their request answered. Once entering the system, the customer would only need to voice his/her request to get the information and services required. For simple requests, the system could answer directly; for more complicated requests, the system would automatically guide the customer to the corresponding manual service representative team.

Indicators	2015	2016	2017
Connection scale			
Number of customers (million)	826	849	887
Number of 4G customers (million)	312	535	650
Number of VoLTE customers (million)	—	38.25	200.02
Number of wireline broadband customers (million)	55.03	77.62	112.69
Number of IoT connections (million)	65	103	229
Roaming service			
Number of countries and regions with 4G international roaming service	114	143	172
Number of countries and regions covered by our data roaming services	215	218	229
Annual percentage decrease of international data roaming tariff year on year (%)	58	40	42.2
International data roaming user growth year on year (%)	21	67.6	59.19
Network capacity			
Average 4G network downloading rate on urban roads (Mbps)	over 37	40	42
International transmission bandwidth (G)	2,983	12,942	23,750
Customer Rights Protection			
Number of complaints per million customers	38.5	46.2	35.4
Number of reported spam messages handled (10,000)	145	149	128
Overall customer satisfaction rate (%)	78.72	79.26	79.09

Research, Development and Innovation

Challenges and Priorities

As we enter the era of Internet of Everything, greater demands are being placed on telecommunications companies to achieve key technological breakthroughs and take ownership of the core capabilities. In the new era, China Mobile keeps strengthening capacity building in R&D and innovation to firmly cement its leadership in 5G development and promote the construction of a well-blended ecosystem where industry partners work together to achieve win-win development.

Management Approach

1. Taking our R&D in 5G technologies and applications up a gear, we initiated and led the formulation of international standards for 5G system framework in 2017. We were deeply involved in the national 5G technology testing to advance industrial maturity.
2. We accelerated the R&D and deployment of smart hardware, and facilitated the independent R&D and formulation of standards and technological policies in our key product areas including digital home, cellular Internet of Things, Internet of Vehicles and more.
3. We published the notice of *Regulations on China Mobile Incubational Entrepreneurship and Innovation Management* and other documents to offer online entrepreneurship and innovation services, dedicated access by entrepreneurship

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and innovation teams to innovation knowledge, idea incubation, technology sharing and R&D collaboration, and a channel for product sharing, demonstration and test run through low-cost, comprehensive and open IT services.

Progress in 2017

1. We formulated the China Mobile smart hardware R&D plan and pioneered the idea of promoting customized smart hardware. We built the whole-lifecycle R&D capacity and management systems for own-brand smart hardware and set up the smart hardware innovation center.
2. We submitted applications for key national research projects, namely overall 5G testing planning and large-scale 5G testing and demonstration and confirmed the testing cities and scale. We released the *White Paper on China Mobile Capability Openness 2.0*, introducing 53 capabilities and five major solutions in eight primary fields.
3. We greatly enhanced the quality of independent R&D and industrial products relevant to digital home. We organized the formulation of enterprise standards and R&D in respect of converge gateways, fully connected gateways and smart gateways, etc. We took the lead in drawing up the *Industrial Standards for Universal IoT Modules*, greatly facilitating the development and deployment of IoT applications.
4. We invested RMB79.55 million to support entrepreneurship and innovation projects. Cumulatively, our entrepreneurship and innovation platform has hosted 154,000 users. 1,819 teams are currently engaged in innovation and entrepreneurship projects, with 99 teams working at the And-Creation Space.
5. As of 31 December 2017, our communication capacity open platform has served more than 130,000 enterprises, our unified authentication platform processed an average of more than 500 million accreditations per day, and our OneNET IoT platform has converged 6,500 enterprises and has provided capacity building services to 56,000 enterprises.

Cooperation on "Innovative Second-grade Stroke Prevention and Control System"

Stroke is a common disease that is highly recurrent and prone to causing disability. China Mobile Research Institute joined forces with Duke Kunshan University and Beijing Tiantan Hospital to develop the Innovative Second-grade Stroke Prevention and Control System. With "Internet plus" enabled medical methods and technologies, the system enables medical interventions for strokes and follow-up visits during recovery, and provides training to village doctors, among other functions, thus ensuring coordination among the city, country, town and village levels.

Indicators	2015	2016	2017
Number of patent applications (pieces)	1,319	1,684	2,006
Number of newly registered patents (pieces)	576	684	753
Investment in entrepreneurship support (RMB10,000)	—	400	7,955

Supply Chain Management

Challenges and Priorities

Under the business context of globalization, the challenges faced by Chinese enterprises in supply chain management are mainly related to cost control, customer service, supply and demand coordination, and visualization and informatization management. As China Mobile works together with our suppliers in the fields of production, services and business processes, it also shares responsibilities and risks as well as opportunities with its suppliers. Therefore, it is an important sustainability measure to identify, monitor and manage the risks and opportunities in its supply chain and actively implement centralized and efficient procurement strategy.

Management Approach

1. We formulated a standardized procurement process that follows relevant requirements and integrated it into our supply chain management system (SCM) and the electronic procurement and bidding system (ES).
2. We issued the *Notice on Standardizing the e-Procurement and Tendering and Bidding System Applications and Promoting the Traceability and Transparency of Procurement*, aiming at ensuring the "open operation, controllable process, whole process on file and perpetual traceability" of our full procurement process.
3. We formulated the *China Mobile Suppliers Cooperation Guidelines*, explicitly requiring cooperating suppliers to actively fulfill their responsibilities to pay taxes, cover the social security payment of their employees, abide by labor laws and regulations, protect labor rights, ensure workplace health and safety, and support social responsibility and environmental protection, etc. Meanwhile, we require all procurement personnel to sign a *Business Integrity Commitment* to ensure the standardization and fairness of our procurement activities.
4. We incorporated supplier management risks into our comprehensive risk assessment and carried out comprehensive assessment of the economic, environmental and social risks of suppliers in various ways, including site visits, questionnaires, external sustainability agencies, stakeholder information, external databases and public opinion monitoring.
5. We included SA 8000, OHSAS 18001, ISO 14000 and other social responsibility, occupational health and safety and environmental management system certifications into our supplier assessment criteria. Suppliers who failed to pass certain certifications were required to give explanations on their working hours management, remuneration and payment, safety and health management, environmental assurance of products, environmental protection management, etc. We also included a new evaluation criterion of "social contribution", which measured the charitable donations the supplier made within the previous year.
6. We formulated the *China Mobile Supply Chain Policy on Conflict Minerals* and the *China Mobile Guidelines on Supply Chain Due Diligence Procedures for Conflict Minerals*, requiring suppliers to investigate and report on the use of conflict minerals in their supply chain.

China Mobile Limited 2017 Sustainability Report
Economic Performance
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China Mobile Limited 2017 Sustainability Report

Environmental Performance

Progress in 2017

1. We extended the China Mobile Compliance Initiative to cover our business partners and strengthened the supervision and assessment of business partners' integrity and compliance through due diligence, qualification review, performance control, post-evaluation and compliance commitment. We organized special compliance trainings for employees of key areas such as bidding procurement and project construction. Some of our subsidiaries also required their suppliers to sign compliance commitments.
2. We issued the *China Mobile Management Measures on Negative Acts of tier 1 Centralized Suppliers* to promote the development of the business integrity system of suppliers, regulate suppliers' negative behaviors, and specify criteria for and procedures for disciplinary actions.
3. Our case, "Building a Centralized, Efficient and Open Supply Chain Management System", was recognized as the "2017 Outstanding Case of Logistics and Supply Chain Informatization" by China Federation of Logistics and Purchasing; while another case "China Mobile Digital Supply Chain Management System" was named the "Leader in Operational Model Transformation" at the "Digital Transformation Award" by the International Data Corporation (IDC).
4. There were 99,117 registered experts and 178,670 registered suppliers in our electronic procurement and bidding system, and approximately 38,000 transactions were posted on the system.

Indicators	2015	2016	2017
Number of suppliers	6,235	7,243	8,039
Number of first-level suppliers	419	553	571
Percentage of first-level local suppliers [1] (%)	100	100	100
Number of second-level local suppliers	6,105	7,148	7,468
Percentage of second-level local suppliers [2] (%)	47.41	44.29	55.69
Number of assessments on first-level suppliers [3]	2,252	2,393	2,417
Percentage of assessed suppliers in confirmed first-level all suppliers (%)	100	100	100
Number of suppliers disqualified because of quality problems found during on-site assessments	0	0	0
Number of contracted service providers	210	192	156

Note:

1. Percentage of first-level centralized procurement suppliers means the proportion of domestic suppliers (registered in Mainland China) in all suppliers for the first-level centralized procurement. We did not conduct any international tendering projects in 2017, thus did not have any international supplier.
2. Percentage of second-level centralized procurement suppliers means the proportion of suppliers registered in a province for the second-level procurement of that particular China Mobile provincial subsidiary.
3. Number of assessments on first-level suppliers refers to the number of supplier assessments carried out by our Procurement Shared Service Center, covering both winning and non-winning suppliers. This number does not cover second-level procurements.

Environmental Performance

Reducing Carbon Emissions

Challenges and Priorities

Climate change is a severe challenge facing humanity. By reducing carbon footprint and GHG emissions, companies can contribute positively to achieving the national emissions reduction targets and limiting global climate change. Acting on our energy-conservation-and-emissions-reduction-centered environmental strategy, we commit ourselves to reducing our own energy use as well as engaging industrial stakeholders in environmental protection to cut down on our environmental impact.

Management Approach

1. We formulated the *Special Planning about Energy Conservation and Emission* during the 13th Five-Year Plan, and specified the 2020 national emissions reduction targets, setting the goal of reducing the overall energy consumption per unit of information flow by 45% and the overall energy consumption per unit of total telecommunication business volume by 40% by 2020, and strive to use our ICT-based low-carbon solutions to help enable CO_2 emissions reduction to remain 10 times the emissions in the society.
2. We push forward the implementation of environmental management policies and have embedded an energy conservation perspective into the entire business process including feasibility research, design, procurement, construction and maintenance. We run evaluations and inspections on energy conservation and emissions reduction measures and invest in carbon offset projects to optimize our closed-loop management. We help reduce carbon emissions along our supply chain at all stages like R&D, manufacturing, transportation and recycling. We leverage IT-based low-carbon solutions to facilitate the transformation and upgrade of traditional industries and the green development of the society.
3. In 2017, we provided our customers with long-distance and paperless conferencing services via our video and audio office terminals like the Cloud Video and Conference Assistant, helping them cut down on business travels and paper use. We also promoted the use of paperless office systems inside the Company like OA and email to reduce our carbon emissions.

Progress in 2017

1. We reviewed and disclosed our performance in climate change strategy and management system, risk and opportunity assessment, and carbon emissions management against the global disclosure system CDP from multiple perspectives. We used companies selected for the CDP's A List and DJSI annual list as benchmarks, and made improvements in the management of waste discharge, resource use, the environment and natural resources, and the management of supply chain based on the ESG Reporting Guide.
2. We updated the *China Mobile Provisions on Carbon Emissions Rights Trading* and formulated the *Guideline on China Mobile "Green Action Plan" 2017*, specifying plans for promoting energy conservation and emissions reduction measures as well as detailed requirements regarding the construction of carbon trading management system and promotion of ICT-based low-carbon services.

46

3. In compliance with requirements of the CDP questionnaires, we offered training to our top 25 suppliers by value of procurement to coach them on GHG emissions data statistics and disclosure.
4. In 2017, we submitted our carbon emissions report, and concluded third-party verification as well as carbon trade and performing the agreement. We set up the carbon emissions calculation system in accordance with the emissions disclosure requirements. Our relevant practice was included in *China's Policies and Actions for Addressing Climate Change 2017*.
5. In 2017, China Mobile Zhejiang Company and Guangdong Company obtained the ISO 14001 environmental management systems certification, and China Mobile Beijing Company obtained the ISO 50001 certification.
6. Revenue from low-carbon ICT applications reached 6.24% of the operating revenue in 2017.

Energy Conservation Awareness Week

During its Energy Conservation Awareness Week in 2017, China Mobile was engaged in a rich variety of energy conservation awareness-building activities via its own business platform and green communication channels like new media, including the promotion of the eight best practices including the "4G Symbol Shut-down" by China Mobile Jiangsu Company, and the selection of the Best Organization of Energy Conservation Awareness Week 2017 and Top 100 China Mobile Employees in Energy Conservation, among others.

Indicators	2015	2016	2017
CO_2 emissions (million tonnes)	15.70	14.38	15.98
Direct GHG emissions (Scope 1) (million tonnes)	0.39	0.35	0.33
Indirect GHG emissions (Scope 2) (million tonnes)	15.31	14.03	15.65
Carbon emission intensity (tCO_2e/ RMB10,000)	0.235	0.203	0.216
SO_2 emissions (tonnes)	—	95.22	23.59
NO_x emissions (tonnes)	—	0	0
CH_4 emissions (tonnes)	—	0	0
Carbon emissions from commute (10,000 tonnes)	—	59.87	37.79
Carbon emissions from business travels (10,000 tonnes)	15.87	9.25	29.44

Reducing Environmental Resource Consumption

Challenges and Priorities

Telecommunications companies are to build massive infrastructure such as 4G networks and data centers to match the rapid growth in network scale and data demand. This will result in continued growth in energy and water consumption and put more pressure on energy conservation and environmental protection governance. China Mobile makes a continued effort to develop and promote energy efficiency technologies to help reduce energy use and carbon emissions. We regard this as an important strategic step in lowering our operating costs, exploring the new and emerging environmental protection market, and turning challenges into opportunities.

Management Approach

1. We formulated the *Regulations on Management of Machinery Room Energy Efficiency during Construction of Telecommunications Projects* and built the machinery room energy conservation and emissions reduction database to intensify management of machinery room energy consumption.
2. We built the energy management system that covers our 31 provincial companies. We hire certified third parties every year to carry out carbon verification and assurance and run full monitoring of the Company's daily energy consumption indicators to improve the accuracy of our energy management and statistics.
3. We conducted dedicated energy conservation and emissions reduction inspections, and complemented self-inspection required of each unit with random inspections on the key units. We continued with our evaluation of energy conservation measures after its implementation.
4. We promoted energy conservation and emissions reduction through technological innovation. This included basic research on 5G energy efficiency, promoting energy efficiency indicators to be included in key requirements of 5G technology development, which was included in the international standards for the first time. We researched and realized the separation between the cold and hot passageways in machinery rooms to reduce and eliminate regional hotspots. We conducted new energy research, including wind and solar power generation.
5. We promoted mature energy conservation technologies across the Company such as 2/3/4G-based smart dormancy and optimization of the multi-network coordination energy efficiency system, air-conditioning system and power source system to reduce electricity consumption.
6. We strengthened management of water consumption at the base stations, machinery rooms, administrative premises and business stores, and realized zero growth of water consumption per person at the administrative premises. Measures were taken by companies with favorable conditions to recycle and reuse rain water and reclaimed water to help save water.
7. In keeping with the specified requirements, we retired 7,000 pieces of old and worn-out equipment in use across our networks in a timely fashion. This stood to help us reduce annual electricity use by 100 million kWh and the floor area of machinery rooms by 45,000 square meters, a boost to the Company's energy conservation and efficiency augmentation.

Progress in 2017

In 2017, we launched independent R&D of IoT and 5G and promoted mature energy efficiency technologies. We updated the 4G energy conservation standards and realized their application in procurement. By doing so, we cut the single-carrier frequency power consumption of newly added 4G networks by 61%, which helped reduce our annual electricity use by 1.2 billion kWh alone. Our overall energy consumption per unit of total telecommunications business was 21 kilograms of standard coal per RMB10,000, decreasing by 29% compared with 2016.

China Mobile Limited 2017 Sustainability Report
Environmental Performance
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China Mobile Limited 2017 Sustainability Report

Green Data Center

China Mobile pioneered the liquid/gas dual-channel forward heat dissipation technology, which could significantly bring down the data center PUE to below 1.2 and cut energy use by over 45%. When fully implemented, this technology would help save the annual electricity use at our domestic data centers by over 50 billion kWh, and facilitate green development of the telecommunications sector.

Multi-network Coordination Energy Conservation System

The China Mobile multi-network coordination energy conservation system has been deployed for use in about 300,000 communities in Guangxi, Jiangxi, Shanghai and other provinces and cities. The system allows the networks to shut down during non-peak hours, thus maximizing the reduction in network resource consumption to save about 12 million kWh in electricity use annually.

139 Electronic Invoicing

China Mobile 139 Mail collaborated with a major tax-control services company in China to introduce a total electronic invoicing (e-invoicing) solution in September 2017. By joining forces, the two companies would enable a one-stop e-invoicing service that provides nationwide consumers with the issuance, filing, online reimbursement and title management of e-invoices. The service would cover a rich variety of areas such as e-commerce, catering, business traveling and retailing.

Environmentally-friendly Mixed-case Shipping Pallet Project

China Mobile worked with Apple on the environmentally-friendly mixed-case shipping pallet project in 2017 to cut down on the use of wooden pallets. The mixed-case pallet technology was estimated to reduce the number of wooden shipping pallets used at the terminal trunk line of Apple by 400 per year, 25% less than the one before system implementation.

Indicators	2015	2016	2017
Energy Consumption			
Total electricity consumption (100 GWhs)	200.9	197.1	223.3
Natural gas consumption (million m³)	8.9	9.1	7.9
LPG consumption (100 tonnes)	3.3	3.7	3.1
Coal gas consumption (million m³)	0.5	0.2	0.1
Coal consumption (10,000 tonnes)	1.2	0.5	0.1
Total gasoline consumption (million liters)	127.8	126.9	121.5
Total diesel fuel consumption (million liters)	20.6	17.6	19.4
Purchased heating costs (RMB million)	147.7	150.4	160.9
Energy Savings			
Total electricity saving in this year (100 GWhs)	3.0	3.8	21.4
Equivalent costs saving by saving electricity in this year (RMB100 million)	3.9	5.2	28.9
Equivalent GHG emission reduction by saving electricity in this year (10,000 tonnes)	22.7	26.4	148.5
Water Use			
Total amount of water consumption (million tonnes)	37.57	41.25	42.24
Average amount of water consumption per employee (tonnes)	86	90	91
Green Office			
Cross-provinces video conferences usage at headquarters (times)	855	800	882
Green Operations			
Online business sales of electronic channels (RMB100 million)	3,209	3,934	4,648
Reduction in overall energy consumption per unit of information flow (%)	17.5	36	40
Investment in "Green Action Plan" (RMB100 million)	1.8	1.9	1.4

Waste Management

Challenges and Priorities

As digital economy sustains rapid development and takes the world by storm, electronic waste (e-waste) is becoming an environmental issue challenging the global ICT sector. China Mobile keeps reinforcing specialized disposal and recycling management of e-waste and other kinds of waste, and rallies value chain partners to be environmentally engaged to promote reduced and recycled use of resources and contribute to the development of an ecological civilization.

Management Approach

1. We hire certified third parties to handle and recycle the waste produced during the daily operations at our machinery rooms, base stations and data centers.

Environmental Performance

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2. We increase the use of green packaging and promote waste recycling and reuse. We urge our suppliers to fulfill the centralized procurement commitment to enhance the percentage of green packaging for newly purchased equipment.
3. We continue to conduct the Green Box Environmental Protection Campaign by combining it with our "And Trade-In" program. We help raise public awareness of the impact of e-waste on the environment and encourage citizens to participate in environmental protection through public recycling of discarded handsets, accessories and batteries. We ran the Green Box volunteer campaign on 1,926 occasions in 2017, recycling 37,255 pieces of electronic equipment in total.

Progress in 2017

The percentage of newly purchased equipment using green packaging reached 67% in 2017, equivalent to 140,000 m^3 of wood saved.

Indicators	2015	2016	2017
Weight of Waste Recycled by Qualified Third Parties (tonnes)			
Network Waste	26,637	21,046	32,531
Acid batteries	19,195	13,997	20,219
Telecommunications equipment	4,598	3,366	6,869
Cables	907	1,088	2,136
Other waste	1,937	2,595	3,307
Office Waste	1,323	1,512	2,367
Electronic equipment	937	1,234	1,895
Other waste	386	278	472
Devices	44	184	137
Total	28,004	22,742	35,035
Value of Waste Recycled by Qualified Third Parties (RMB10,000)			
Network Waste	13,546	10,574	21,255
Acid batteries	10,392	7,942	13,220
Telecommunications equipment	1,914	1,513	3,727
Cables	578	386	3,313
Other waste	662	733	995
Office Waste	551	712	892
Electronic equipment	473	612	798
Other waste	78	100	94
Devices	142	140	122
Total	14,239	11,426	22,269

Indicators	2016	2017
Hazardous waste (tonnes)	22,742	35,035
Non-hazardous waste (tonnes)	0	0
Waste emission intensity (kg/RMB10,000)	0.32	0.47
Total usage of material producing terminal devices (tonnes)	3,171	8,847

➤ Electromagnetic Radiation Management

Challenges and Priorities

With the rapid development of mobile telecommunications, the number of base stations keeps growing. Disputes regarding electromagnetic radiation that result from ineffective communication are prone to expose telecommunications companies to legal or financial risks. China Mobile constantly strengthens supervision of electromagnetic radiation, and firmly aligns its electromagnetic radiation levels with the national requirements. We also actively seek communication with communities near where our base stations are located to help eliminate misunderstanding.

Management Approach

1. We formulated the *Regulations on China Mobile Electromagnetic Radiation Management* and have a relatively well-established electromagnetic radiation management and operations system in place to guide the electromagnetic radiation environmentally friendly management work of our base stations.
2. We combine random inspections by experts with daily monitoring by provincial companies to ensure continuous monitoring of our base stations and keeping electromagnetic radiation within the regulatory limits.
3. We carry out education campaigns to dispel myths and make the public well-informed of the impact of the electromagnetic radiation of base stations. We have vans dedicated to such education campaigns and produced educational programs with mainstream TV stations on electromagnetic radiation of the base station. We compiled a series of educational materials including *Literature Review on International Telecommunications Electromagnetic Radiation and Health, and Electromagnetic Radiation Risk Communication*, and had papers published in newspapers and online, to eliminate the public's misunderstandings about electromagnetic radiation.

Progress in 2017

Our electromagnetic radiation training and education vans have traveled for 60,000 kilometers since they were first used in 2015. We have organized 304 education campaigns in 128 counties throughout 65 cities and been interviewed by various TV stations and media on 129 occasions.

China Mobile Limited 2017 Sustainability Report
Environmental Performance
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China Mobile Limited 2017 Sustainability Report

Social Performance

➤ Fair Employment and Non-discrimination

Challenges and Priorities

It is a basic code of conduct for a business to ensure that its hiring and employment practices are fully in compliance with the laws and regulations of where it operates. Upholding the principles of diversity and non-discrimination, China Mobile supports equal employment opportunities, actively protects the rights and interests of its employees, and ensures the compliance of the Company.

Management Approach

1. We strictly abide by the *Labor Law of China* and the *China Mobile Management Approach on Recruitment* and ensure that our hiring process is open, fair and transparent. We forbid the mentioning of discriminating content, such as height, appearance, ethnicity and gender, in job descriptions except for certain positions with specific requirements. We strictly forbid the use of child labor and forced labor.
2. We strictly comply with labor laws and regulations where we operate and provide employees with competitive remuneration as well as insurance and welfare package. Employees' wages are all higher than the minimum wage levels of the respective locations.

Progress in 2017

1. To create a fair, equal and open talent selection environment, we adjusted our campus recruiting practice for the 2018 recruiting season, requiring all recruiting parties within the Company to conduct campus recruiting at the same time and use only one unified written exam.
2. To optimize a normal employee mobility mechanism, we revised our *Labor Management Regulations* and further standardized our labor practice on job classification, employment category, number of positions, employee composition, recruitment, labor contract, working hours, vacation system, labor outsourcing management and employee exit, etc.
3. We revised the *Management Methods on the Cooperation with Labor Dispatch Units* to further standardize the management of labor dispatch agencies, protect the lawful rights and interests of dispatched personnel, and ensure harmonious and stable employment relationship.
4. In 2017, 100% of the female employees at our headquarters returned to work after maternity leave.
5. We won the "Best Campus Recruiter Award" at the "2017 China Talent Selection Award" event.
6. In 2017, we created a total of over 2.6 million employment opportunities.

Indicators	2015	2016	2017
Total number of employees (person)	438,645	460,647	464,656
Employee Composition			
Percentage of employees under 30 years old (%)	39.64	35.15	29.62
Percentage of employees between 30 and 50 years old (%)	55.85	61.25	65.95
Percentage of employees over 50 years old (%)	4.51	3.60	4.43
Percentage of female employees (%)	54.79	55.54	55.11
Percentage of female employees at senior management level (%)	14.15	18.00	13.18
Percentage of ethnic minority employees (%)	6.80	7.16	6.83
Employee Turnover			
Total number of employees newly hired in the year (person)	28,512	16,842	27,011
Number of female employees newly hired (person)	15,452	9,040	14,194
Number of male employees newly hired (person)	13,060	7,802	12,817
Total number of employees resigned in the year (person)	10,711	10,404	14,831
Number of resigned female employees (person)	5,088	5,950	8,242
Number of resigned male employees (person)	5,623	4,454	6,589
Total number of employees dismissed in the year (person)	510	636	925
Number of female employees dismissed (person)	199	347	589
Number of male employees dismissed (person)	311	289	336
Percentage of employees resigned or dismissed among employees under 30 years of age (%)	—	1.94	2.24
Percentage of employees resigned or dismissed among employees between 30 to 50 years of age (%)	—	0.95	1.59
Percentage of employees resigned or dismissed among employees over 50 years of age (%)	—	0.02	0.21

Note: The indicators of Employee Compositions and Employee Turnover are measured based on regular employees.

Social Performance

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Human Resources Development
Challenges and Priorities
The loss of key employees and the lack of capability to adapt to the business transformation among employees are common challenges for state-owned communication enterprises. China Mobile strives to maintain our competitive edge in talents and further improve our competence for sustainable development by continuously improving its employee incentive mechanism, streamlining employee career development channels and fostering core competences in new technology and new businesses.
Management Approach
1. We set up a multi-channel career development mechanism scheme, which includes the category of job function, career development levels and job system, and link up with salary system, improve human resources management system, promote job matching, retain core talents, and improve employee’s enthusiasm and initiative.
2. Revised and issued Training Management, to further establish the training principles, management system and requirements, define training object, contents and methods, specify training implementation and evaluation to ensure more institutionalized, standardized and meticulous training management of the Company.
3. Continue to carry out the annual training project evaluation, formulate the project evaluation report based on the whole process training management and assessment system, and provide the training needs analysis and project implementation suggestions to departments to constantly improve the training of each business unit.
4. Continue to organize “The Most Beautiful Mobiler” activities, select outstanding employees who can represent China Mobile, communications industry and central enterprises, expand the influence of the advanced personas, and enhance the incentive effect of employees.
Progress in 2017
1. We constructed an incentive system covering various position levels and career paths, including: adjusted the salary structure for senior positions to increase the weight of variable income and allow greater differences in income; implemented quantitative performance-based salary structure for front-line employees, creating greater incentive for “more work more pay” by highlighting the linkage between income and performance; and increase the share of income for core employees to strengthen the retention of core talent.
2. We optimized the evaluation and career development mechanism for professional technology staff, including: established an H-shaped career development channel for management and professional technology staff, and made improvements to the qualification and capability system for technology staff, such as the development of expert appraisal mechanism, evaluation mechanism and the dynamic optimization of expert database.
3. We implement our annual training plan, including: organized various trainings for management staff, such as executives seminar, leadership training for new deputy executive staff, training for young managers, management training for headquarters department managers; organized dedicated trainings for key professional staff, such as the advanced training in network technology, IT training for business support operation and maintenance specialists, training camp for headquarters customer managers, and certified trainings such as PMP training and ACCA training; and set up a special channel at our Online University on the ten major projects of the “Big Connectivity” strategy. In 2017, these were 405,000 users in our Online University system, of which 291,000 users studied over their mobile phones, and spent 50 hours per user on average.
4. We organized 402 online certification exams for network maintenance personnel and a total of 128,000 people participated.
5. The professional composition and education level of our employee continued to optimize, and as of 31 December 2017, the percentage of employees with college or higher degrees increased by 6% on year-on-year basis.
6. We organized the second annual selection of “The Most Beautiful Mobiler” for outstanding individuals, teams and grass-roots groups.
7. China Mobile University was awarded the “China Talent Development Award for Outstanding Enterprise University” by China Human Resources Development and Research Association, and the “Best Enterprise University Award” in the Top Chinese Enterprise University Rankings, and the “China Talent Development Award for Outstanding Enterprise University”.
“New Momentum Program”
To better support its transformation, the Company initiated the New Momentum Program to help key technology talents develop needed capabilities. The Program leveraged internal and external resources, and offered a variety of trainings for a total of 54,000 people in 2017, including those on new technology and intermediate and high-level network technology, and those on IT technology that supports business.
Developing Trainings on New Technologies and New Businesses
In 2017, we strengthened the development of training resources on new technologies and new businesses and designed a total of 226 courses in this regard. We launched learning programs on “Intelligent IoT for Future”, “Words of Tech”, “Network Maintenance and Optimization”, “Unified Communication” etc. We constantly improved the business line course resource system, and extended the reach of education by means of online learning features and live broadcast of lectures, to help our technical talents acquire needed capabilities during the phase of transformation.
China Mobile Limited 2017 Sustainability Report Social Performance

China Mobile Limited 2017 Sustainability Report

Social Performance

Indicators	2015	2016	2017
Human Resources Composition			
Percentage of technology personnel (%)	—	—	23.34
Percentage of marketing personnel (%)	—	—	56.56
Percentage of managerial personnel (%)	—	—	7.25
Percentage of administrative personnel (%)	—	—	10.09
Other personnel (%)	—	—	2.76
Human Resources Development			
Training expense per employee (RMB)	1,944	1,646	1,717
Total number of employees trained (10,000 person-times)	116.9	154.9	183.9
Number of senior management trained (person-times)	741	867	986
Number of middle-level management trained (person-times)	12,139	15,546	28,669
Number of general employees trained (10,000 person-times)	115.6	153.2	181.0
Average training time per employee (hours)	57.6	64.4	88.5
Average training time per senior management (hours)	92.0	99.8	106.9
Average training time per middle-level management (hours)	66.4	79.8	88.1
Average training time per general employee (hours)	57.3	64.2	88.6
Number of Online University users (10,000 persons)	33	39.5	40.5
Average Online University study hours per user (hours)	31	38.2	50.0
Number of Online University users via mobile phone (10,000 persons)	14	27.8	29.1

Workplace Health and Safety

Challenges and Priorities

To ensure workplace health and safety for employees is not only the foundation for smooth operation of the Company, but also an important indicator of how we protect the rights and interests of employees. China Mobile attaches great importance to raising the employees' awareness of workplace safety, promoting work-life balance, supporting employees in need, protecting the physical and mental health of employees, and enhancing the sense of belonging and cohesion of its employees.

Management Approach

1. We develop and improve safety management policies, carry out in-depth inspections and remediation of safety hazards, and ensure workplace safety with awareness raising activities, such as Safety Month, Fire Prevention Month, etc.
2. We attach great importance to the mental and physical health of our employees by continuously launching Employee Assistance Program (EAP) and the "Happiness 1+1" employee caring activities, provide physical examination for employees annually to help them better manage their health; and set up a special fund at provincial subsidiaries to support employees who suffered from major diseases.
3. We attach great importance to preserve the rights of female employees to give birth, grant pregnant employees maternity leave, and provide female employees with a work environment meeting their special demand such as nurseries or the "Mommy's Room".

Progress in 2017

1. In 2017, we issued several management policies such as the *China Mobile Safety Management Regulations for Sales Outlets* and the *China Mobile 2017 Workplace and Security Priorities*. We also applied information technology to improve our safety supervision and management capabilities, including the development of a safety inspection management platform.
2. We organized a series of events during the Safety Month and Fire Prevention Month to promote safety awareness and enhance safety capabilities among our employees, such as trainings for safety management supervisors, an essay competition with the theme of "Responsibility Creates Safety", and safety knowledge competition among our employees.
3. In 2017, our Employee Assistance Program (EAP) covered 31 provincial subsidiaries and 20 professional companies and organizations directly affiliated with us, covering a total of over 320,000 employees. Cumulatively, we have trained 3,062 EAP specialists and set up 114 facilities to help deal with employees' pressure such as relaxing lounge or counselling rooms, etc.
4. In 2017, a total of 318,000 employees were covered by the "Happiness 1+1" program that cared for the physical and mental health of our employees.

Enhancing EAP Capabilities

From 2007 to 2017, China Mobile organized 7 EAP experience sharing conferences, 4 EAP forums and 9 EAP trainings, and trained a team of in-house EAP specialists. With years of experience, we have developed many outstanding cases and best practices that were promoted across the Company, such as the "Happy Sales Outlet" program of Zhejiang Company, the "Happy Work Approach" of Anhui Company and the "Melting Heart" program of Jiangxi Company.

52

"Happiness 1+1" Caring for Employee Health

The "Happiness 1+1" program is a long-term employee care program that focuses on promoting the physical and mental health of our employees. In 2017, we continued our support to the program and organized a series of employee activities to promote a positive workplace and healthy living. Our headquarters worked together with the MIGU Company and jointly launched a series of "MIGU fun" activities including reading, running and music. We also organized the second employee group talent show and badminton competition, organized employees to participate in industry-wide bridge, light volleyball and badminton tournaments, organized employee calligraphy, painting and writing interest groups, and hosted the "China Mobile And You" employee mobile phone photography exhibition, etc.

"Five Smalls" Warming Hearts of Employees

We continuously promoted the construction of the "Five Small" projects (small canteens, small lounge, small bath, small activity room and small library) in order to improve the working and living conditions of grassroots employees. In 2017, we invested over RMB600 million in upgrading the "Employee Home" facilities of grassroots operating units and extended the program's coverage to cover township sales units, the lowest level of operating units. 28,000 facilities were newly built and upgraded, benefiting 350,000 employees in total.

Targeted Employee Care System

China Mobile has established a targeted employee care system, providing special support for employees whose children suffered from congenital heart disease, including remote diagnosis services. We also provided condolence payments to employees who needed urgent help, such as employees in disaster areas, which helped improve the solidarity of our organization.

Indicators	2015	2016	2017
Participation rate of employee health checkup (%)	94	97	97
Number of safety emergency drills	1,156	1,214	1,250
Participation rate of safety emergency drills (%)	86	86	86
Accident fatalities per 1,000 employees	—	0.0065	0.004

Respect and Protect Human Rights

Challenges and Priorities

Respecting and protecting human rights is an important principle and choice of values for any responsible business. China Mobile consistently practices its core value of "Responsibility Makes Perfection", respects and protects human rights in business practices, and actively safeguards the interests of vulnerable groups.

Management Approach

1. We became a member of the UN Global Compact in 2007. Since then, we have supported and actively implemented the UNGC Ten Principles, respected and protected internationally recognized human rights, and forbad any involvement in any act of ignoring and violating human rights.
2. We issued the *China Mobile Guiding Opinions on Business Transparency*, promoted the process of democratic management at the grassroots level, and actively upheld employees' rights to participate in corporate affairs and express their opinions. The Company continued to implement the employee representative conference system, formed a closed-loop management of the handling and follow-up of propositions, and actively protected the lawful rights and interests of employees. In 2017, 100% of our headquarters, provincial subsidiaries and professional companies signed collective bargaining contracts with employees.
3. We set up a smooth grievance mechanism for employees, who can make inquiries and suggestions to the Company through channels such as the CEO Mailbox, Letters and the Petition Office and the labor union. The Company will respond to and deal with the received opinions and suggestions in a timely manner.
4. We safeguard human rights among suppliers at all levels. We revised the *Supplier Management Measures*, requiring the certifying of the labor rights of suppliers based on the supplier certification template. We also included labor practice inspection into the review process for tier-one suppliers to urge better protection of human rights.
5. We continue to improve the closed-loop management system for customer information protection to improve customer information security and actively protect the lawful rights and interests of customers.
6. We support the development of poverty-stricken areas with poverty alleviation programs and efforts to bridge the digital divide, helping people who live in remote areas improve their living conditions and obtain access to education and decent living.

Progress in 2017

1. We strengthened the cooperation with governments at all levels to promote the construction of information platforms such as e-commerce, remote health care, education and finance and provided higher tariff discounts for mobile and broadband services for poverty-stricken areas to further lower the threshold for information services.
2. In 2017, we carried out the "Telecommunication Universal Service Project" and provided broadband connection to more than 20,000 administrative villages.
3. Since 2014, six provincial subsidiaries, Yunnan, Chongqing, Guizhou, Neimenggu, Jiangxi and Gansu, have been participating in the "Rural Broadband Demonstration Project". By the end of 2017, we have brought optical fiber broadband connection to 9,499 administrative villages cumulatively, of which 1,826 were connected in 2017, further increasing the percentage of villages using China Mobile's broadband Internet.

China Mobile Limited 2017 Sustainability Report
Social Performance
53

China Mobile Limited 2017 Sustainability Report

Social Performance

4. To protect the rights of disadvantaged groups to use information services, we continued to organized outreach and service events in rural areas and residential neighborhoods to better serve rural residents as well as disadvantaged groups such as the elderly and the handicapped by upgrading their mobile apps and repairing and cleaning their mobile phones.

Indicators	2015	2016	2017
Number of sales channels in township-level areas (10,000)	59.5	55	46.2
Number of Rural Information Service users (10,000)	6,349	6,487	7,480
Cumulative number of rural information messages sent via Rural Information Network (100 million)	532.4	656.1	595.7
Union participation rate of regular employees (%)	100	100	100
Union participation rate of contracted employees (%)	98	98	98

Public Welfare

Challenges and Priorities

The eradication of poverty is a major global challenge. It is an important responsibility of China Mobile to assist with targeted poverty alleviation efforts in China and implement the UN Sustainable Development Goals by leveraging our expertise in connectivity and our corporate resources to empower the poor with development capabilities and provide them with better access to public resources such as education and medical care.

Management Approach

1. We formulated the *China Mobile 2016-2018 Plan for Targeted Support (Poverty Alleviation)* and cooperated with our parent company to carry out targeted poverty alleviation work in eight counties in Qinghai, Xizang, Xinjiang, Heilongjiang and Hainan, such as supporting infrastructure construction, promoting industry development and supporting cultural and education development in impoverished areas.
2. China Mobile Charity Foundation continued to carry out our two well-known charity programs: the "Blue Dreams" program that aims at providing primary and middle schools in middle and western rural areas with educational resources and improving their quality of teaching, and the "Heart Caring" Campaign that aims at enabling impoverished children with congenital heart disease to grow up healthily.
3. We developed a targeted poverty alleviation platform to assist government and other partners to improve the efficiency of targeted poverty alleviation efforts.
4. Based on technologies such as big data, cloud computing, etc., we developed distant education and medical care products, and provided technical and platform support for impoverished areas and disadvantaged groups to obtain access to related resources.

Progress in 2017

1. We continued to increase our support for areas in extreme poverty, and actively cooperated with local governments to support the construction of local communications, education and transportation infrastructure and the launch of other poverty alleviation programs such as rural e-commerce and intelligent tourism.
2. Our targeted poverty alleviation platform has been applied in 45 cities and counties in 6 provinces and trial used in 11 other provinces, serving 6.44 million impoverished people and 330,000 poverty alleviation cadres.
3. Our China Mobile "Blue Dream" Educational Aid Plan trained 11,296 rural primary and secondary school principals, and donated 270 multimedia classrooms, together with our "And-Education" products, to primary and middle schools in poor areas in Sichuan, Jiangxi and Shaanxi provinces.
4. Our China Mobile "Heart Caring" Campaign provided free congenital heart disease screening for 6,071 children from families in poverty and sponsored the surgery treatment for 865 of the children who were diagnosed with the disease.
5. Our parent company invested RMB44.15 million in targeted aid and poverty alleviation operations.
6. Our MIGU Running platform has attracted 42 charity funds, 3 million charity supporters, 1,500 participating businesses and 30,000 running clubs.
7. Currently, the China Mobile "And-Education" cloud platform serves 90 million users and the "And-Health" product serves 106 million users, playing a significant role in enabling vulnerable groups in poverty-stricken areas to obtain equal education opportunities and medical resources.

"Jiangxi Selected", Promoting Local Agricultural Products

"Jiangxi Selected (*Gan Po Youpin*)" is an e-commerce platform for specialty agricultural products set up under "And-Trust", the core Internet product, introduced by China Mobile Jiangxi Company. We constructed a complete industrial chain from production to sales and logistics for the "Jiangxi Selected" platform, offering users full-process, high-quality Internet e-commerce services that cover both online and offline operations. As the largest e-commerce platform for high quality agricultural product and tourism services in Jiangxi province, the "Jiangxi Selected" platform has already attracted 500 local businesses, making concrete contribution to the development of the local economy.

Targeted Poverty Alleviation Big Data Management Cloud Platform

China Mobile Guangdong Company, entrusted by Guangdong Poverty Alleviation Office, developed the Targeted Poverty Alleviation Big Data Management Cloud Platform and the poverty alleviation client-side app, providing a powerful and convenient collaboration tool for poverty alleviation workers stationed in villages. Meanwhile, the company integrated the platform with its e-commerce platform "Guangdong Selected (*Lingnan Youpin*)", aiming to raise the income of local farmers by supporting the development of specialty e-commerce models such as "One County, One Trade" and "One Village, One Product".

54

The "And-Seeding" Rural Education Support Program

In 2017, our employee volunteers actively participated in the "And-Seeding" rural education support program. Under the theme of "The Book-crossing Journey", the volunteers brought over 1,000 books, 120 gift sets and serveral desks and chairs donated by our employees to Miaoqian Primary School in Gaoping Town, Liuyang City, Hunan Province and carried out seven days of education support program. They taught the class "The Magical World in A Class" and visited the families of students with the donated gifts. They also paired up with students from impoverished families to give them long-term one-on-one support to broaden their horizons and help them grow.

Indicators	2015	2016	2017
Total number of registered employee volunteers (10,000 persons)	11.9	13.1	11.1
Total amount of employee volunteer services (10,000 hours)	48.3	50.2	56.8
Cumulative number of impoverished children to receive free congenital heart disease screenings	27,717	33,417	39,488
Cumulative number of impoverished children diagnosed with congenital heart disease and assisted and treated	2,744	3,633	4,498
Cumulative number of China Mobile Libraries built	2,310	2,310	2,310
Cumulative number of multimedia classrooms built	1,260	1,760	2,030
Cumulative number of principals of rural primary and secondary schools trained	80,981	92,532	103,828
Cumulative donation made by China Mobile Charity Foundation (RMB10,000)	19,565	23,395	27,225

Overseas CSR

Challenges and Priorities

Faced with the integration of and competition for resources brought about by globalization, how businesses fulfill their corporate social responsibilities abroad has a profound impact on their business development and expansion. China Mobile examined the social responsibility risks regarding our overseas operations, promoted staff localization, and actively engaged local communities to strive for win-win development. We also took the initiative to support the development of network infrastructure in "Belt and Road" countries and regions, laying the foundation for information highways for the increasing number of Chinese businesses that expand overseas.

Management Approach

1. China Mobile International Limited proactively promoted the construction of key telecommunication network infrastructure projects that connect the world, such as the cross-border optical fiber cable that connects China with Myanmar, Nepal, Pakistan and Kyrgyzstan. We also built 29 information stations (POPs, Internet service access points) in the "Belt and Road" countries and regions to facilitate international communications and information exchange.
2. During the construction of our data centers, we attached great importance to our environmental impact. We applied several leading environmental design initiatives at the Global Network Center (GNC) of China Mobile Hong Kong Co., Ltd. located in Tseung Kwan O, Hong Kong, which has received the LEED Gold certification and the BEAM Plus certification.
3. China Mobile Hong Kong Co., Ltd. strengthened employee volunteer management and led employee volunteers to do community service and make charitable donations.
4. During each stage of making overseas investments, such as making investment plans, screening investment opportunities, implementing investment projects and making investment decisions, we conducted an in-depth analysis of the macro-environment and industry trends of the investment location and a comprehensive assessment of the economic, social and environmental impacts of the investment projects as an important basis for making investment decisions.

Progress in 2017

1. We cooperated with our parent company and built 3,500 4G base stations in Pakistan, achieving full 4G coverage in cities with a population of 3.1 million or above in Pakistan.
2. The percentage of local employees in China Mobile Hong Kong Co., Ltd. was 89.4% for all employees and 75% for management personnel.
3. In Hong Kong, we were awarded the 2017/18 "Partner Employer Award", the "Best Employer Award 2017" by Job Market, and the 2017 Big Data SMART Award.

China Mobile Limited 2017 Sustainability Report
Social Performance
55

China Mobile Limited 2017 Sustainability Report Independent Assurance Report
Independent Assurance Report
Building a better
working world
To the Board of China Mobile Limited:
I. Scope of Our Engagement
The 2017 Sustainability Report (the “Sustainability Report”) of China Mobile Limited (the “Company”) has been prepared by the company. Management of the company (the “Management”) is responsible for the collection and presentation of information within the GRI Sustainability Reporting Standards issued by the Global Sustainability Standards Board (GSSB), and for maintaining adequate records and internal controls that are designed to support the corporate social responsibility reporting process.
Our responsibility is to carry out limited assurance procedures in accordance with International Standard on Assurance Engagements 3000 (“ISAE3000”): “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the International Federation of Accountants and issue the assurance statement for the year ended 31 December 2017 in accordance with the Management’s instructions.
Our work was limited to these stated above and our report is made solely to you, as a body, and for no other purpose. We do not therefore accept or assume any responsibility for any other purpose or to any other person or organisation. Any reliance any such third party may place on the Sustainability Report is entirely as its own risk.
II. Work Performed
Our review has been planned and performed in accordance with ISAE3000. In order to form our conclusions, we carried out the following procedures:
According to the Management’s instructions, we performed limited assurance procedures in:
China Mobile Limited Head Offi ce China Mobile Shanxi Company Limited China Mobile Shanghai Company Limited China Mobile Yunnan Company Limited
We did not perform limited assurance procedures on other sites.
The limited assurance procedures were performed over the following key performance indicators in the Sustainability Report for the year ended 31 December 2017:
Economic indicators
Number of ?rst-level suppliers Number of second-level suppliers Percentage of fi rst-level local suppliers Percentage of second-level local suppliers Number of assessments on fi rst-level suppliers
Number of administrative villages with broadband service newly launched in the “Telecommunication Universal Service Project” Number of Rural Information Service customers
Number of sales channels in township-level areas
Environmental indicators
Total electricity consumption Natural gas consumption LPG consumption Coal gas consumption Coal consumption Gasoline consumption Diesel fuel consumption
CO2 emissions
Carbon emission from business travel

Carbon emission from commute
Number of video conferences usage at group level
Social indicators
Number of spam messages report handled Number of emergency support Number of emergency support vehicles deployed Number of emergency support equipment installed Number of person-times involved in emergency support Number of principals of rural primary and secondary schools trained newly added Number of assisted children in poverty who suffered from congenital heart disease newly added Number of person-times trained Percentage of female employees Ethnic minorities as a percentage of total employees Total number of newly hired employees Total number of resigned employees Total number of dismissed employees Number of Anti-Corruption Education programme organized Attendance of anti-corruption education and trainings
The limited assurance procedures we carried out are following:
Interviewing the company’s management and staffs responsible for the selected key performance information Performing analytical review procedures
Performing sample inspection on the selected key performance information Performing recalculation procedures on the selected key performance information Other procedures we considered necessary
III. Limitations of Our Scope
Our scope of work did not include:
Assessing the accuracy or fairness of information (including financial information) other than the selected key performance information.
Reviewing the forward-looking statements made by the Management.
Reviewing and consequently providing assurance on historical data.
IV. Level of Assurance
Our evidence gathering procedures have been designed to obtain a limited level of assurance (as set out in ISAE3000) on which to base our conclusion. The procedures conducted do not provide all the evidence that would be required in a reasonable assurance engagement and, accordingly, we do not express a reasonable assurance opinion or an audit opinion. While we considered the effectiveness of the Management’s internal controls when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.
V. Our Conclusions
Subject to the limitations of scope and based on the procedures specified above for this limited assurance engagement, we provided the following conclusions:
Nothing has come to our attention that causes us to believe that the selected indicators were not presented fairly in all material respects in the 2017 Sustainability Report of China Mobile Limited.
VI. Our Independence
We are in compliance with the Ernst & Young Global Independence Policy which was designed to comply with the requirements of the IFAC Codes of Ethics for Professional Accountants (the IFAC Code). We believe that there were no events or prohibited services provided which could impair our independence.
VII. Our Assurance Team
Our assurance team has been drawn from our sustainability assurance service network, which undertakes similar engagements to this with a number of domestic or international businesses. Our assurance team has met the requirements of competence and work experience of this engagement.
Ernst & Young Hua Ming LLP
Beijing, PRC
26 March, 2018
China Mobile Limited 2017 Sustainability Report Independent Assurance Report

China Mobile Limited 2017 Sustainability Report About this Report
About this Report
This report is the 11th Sustainability Report of China Mobile Limited, disclosing relevant information about our economic, social and environmental sustainability. Unless otherwise stated, the time span of this report is from 1 January 2017 to 31 December 2017.
Reporting Form
This report is issued both in Chinese and English, including printing edition and online edition. (The browse and download link is www. chinamobileltd.com)
Reporting Standards
This report is compiled with great efforts to comply with relevant standards about information disclosure of sustainability which are feasible in the industry. This report has its foothold on the industry background and highlights corporate characteristics.
The standards as key references when this report was compiled include:
The GRI Sustainability Reporting Standards issued by GSSB; Ten Principles of United Nations Global Compact; ISO Guidance on Social Responsibilities (ISO 26000);
HKEx Guide on Environmental, Social and Governance Reporting;
UN 2030 Agenda for Sustainable Development;
Chinese CSR Report Preparation Guide (CASS-CSR 4.0) issued by the Chinese Academy of Social Sciences;
China Mobile had, throughout the year ended 31 December 2017, complied with the “comply or explain” provisions set forth in the HKEx Guide on Environmental, Social and Governance Reporting.
Reporting Content and Boundary
In accordance with the principles of “stakeholder engagement, sustainability context, materiality and completeness”, China Mobile determined materiality issues and their boundary through materiality analysis (See Pages 37-38 in this report for the process and result of materiality analysis.)
Reporting Scope
Unless otherwise stated, all the cases and data in this report were collected from China Mobile Ltd. and our subsidiaries (See Page 4 in this report for detailed information about our subsidiaries.)
Data and Information Disclosure
The main channels for the collection of data and information in 2017 Report include: Relevant data collection systems and relevant statistical statements inside our company; Cases about corporate social responsibility practice submitted by provincial subsidiaries every quarter; Appraisal and selection of 2017 Best CSR Practices; Questionnaires developed to collect qualitative and quantitative information based on the report framework.
Currency
Unless otherwise specified, all monetary figures shown in this report are expressed in RMB (yuan).
Report Assurance
In 2017, China Mobile hired Ernst & Young (special general partnership) to provide independent third-party assurance report (see Pages
56-57). The company’s 2017 Annual Report, regarding the details of audited financial statements and other financial performance and operating performance as of 31 December 2017, can be downloaded on the company’s website www.chinamobileltd.com.
Report Pictures
In 2017, the Company organized the “China Mobile And You” employee mobile phone photography exhibition, and several outstanding exhibits are included in this report: Page 7, Happy Hopper by Jirimutu of China Mobile Neimenggu Company Erdos Branch Company; Page 8-9, Sunflower by Zhao Jianhua of China Mobile Jilin Company Baicheng Branch Company; Page 36, Halo by Jin Guoyun of China Mobile Guangxi Company Gulin Branch Company.
Scan the QR code for more information on our sustainable development

Report Disclosure Indexes

GRI Sustainability Reporting Standards

No.	Page/Omissions
ORGANISATIONAL PROFILE	
102-1	4
102-2	4
102-3	4
102-4	4
102-5	4
102-6	4
102-7	4,8-11,40,50
102-8	50,52
102-9	45-46
102-10	4,45-46
102-11	12,39-42
102-12	36,53,58-63
102-13	13-15,30,34
STRATEGY	
102-14	2-3
102-15	2-3
ETHICS AND INTEGRITY	
102-16	5-6
102-17	40-41
GOVERNANCE	
102-18	39, Annual Report
102-19	6
102-20	6
102-21	37-38
102-22	Annual Report
102-23	Annual Report
102-24	Annual Report
102-25	Annual Report
102-26	5-6,30-31
102-27	5-6,30-31

No.	Page/Omissions
102-28	We plan to establish such process in the future
102-29	37-38
102-30	We plan to establish such process in the future
102-31	5-6,37-39
102-32	6
102-33	6,37
102-34	6,37-38
102-35	Annual Report
102-36	Annual Report
102-37	Annual Report
102-38	Confidential Information
102-39	Confidential Information
STAKEHOLDER ENGAGEMENT	
102-40	37
102-41	53-54
102-42	37
102-43	37-38
102-44	37-38
REPORTING PRACTICE	
102-45	4,58
102-46	4,37-38,58
102-47	37-38
102-48	58
102-49	38,58
102-50	58
102-51	58
102-52	58
102-53	64
102-54	56-57

No.	Page/Omissions
102-55	59-60
102-56	56-57
GRI 103: MANAGEMENT APPROACH	
103-1	39-55
103-2	39-55
103-3	39-55
GRI 201: ECONOMIC PERFORMANCE	
Management Approach	39-40
201-1	40
201-2	46-49
201-3	We participate in Social Insurance System in accordance to Chinese Law
201-4	Annual Report
GRI 202: MARKET PRESENCE	
Management Approach	39-40
202-1	50
202-2	55
GRI 203: INDIRECT ECONOMIC IMPACTS	
Management Approach	14-15,20,34-35, 44-45,54
203-1	8-11,15-16,22,26,34-35, 45,54
203-2	8-11,15-16,22,26,34-35, 45,54
GRI 204: PROCUREMENT PRACTICES	
Management Approach	45-46
204-1	46
GRI 205: ANTI-CORRUPTION	
Management Approach	40-41
205-1	40-41
205-2	40-41
205-3	41

China Mobile Limited 2017 Sustainability Report
Report Disclosure Indexes
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China Mobile Limited 2017 Sustainability Report

Report Disclosure Indexes

No.	Page/Omissions
GRI 206: ANTI-COMPETITIVE BEHAVIOR	
Management Approach	40
206-1	40
GRI 302: ENERGY	
Management Approach	32-33,46-47
302-1	32-33,47-48
302-2	Currently we do not have in place an external energy statistic system; we plan to establish such a system in the future
302-3	26,48
302-4	26,32-33,46-48
302-5	26,32-33,48
GRI 305: EMISSIONS	
Management Approach	32, 47
305-1	47
305-2	47
305-3	47
305-4	47
305-5	32,48
305-6	ODS is not one of our major emission substances
305-7	Our major emission substances do not include such emissions
GRI 306: Effluents and Waste	
Management Approach	48-49
306-1	48
306-2	49
306-3	No significant spills occurred during the year
306-4	Our operation does not involve hazardous waste or emission
306-5	48

No.	Page/Omissions
GRI 307: ENVIRONMENTAL COMPLIANCE	
Management Approach	46-49
307-1	46-49
GRI 308: SUPPLIER ENVIRONMENTAL ASSESSMENT	
Management Approach	45-46
308-1	45-46
308-2	45-46
GRI 401: EMPLOYMENT	
Management Approach	50-53
401-1	50
401-2	25,50,52-53
401-3	50
GRI 402: LABOR/MANAGEMENT RELATIONS	
Management Approach	53-54
402-1	53-54
GRI 404: TRAINING AND EDUCATION	
Management Approach	25,34-35,51
404-1	52
404-2	34-35,50-52
404-3	25,51
GRI 405: DIVERSITY AND EQUAL OPPORTUNITY	
Management Approach	50
405-1	50,52,55
405-2	50
GRI 406: NON-DISCRIMINATION	
Management Approach	50,53
406-1	50,53-54
GRI 407: FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING	
Management Approach	50,53
407-1	50,53
GRI 413: LOCAL COMMUNITIES	
Management Approach	20-23,27-28,54-55
413-1	20-23,27-28,54-55

No.	Page/Omissions
413-2	54-55
GRI 414: SUPPLIER SOCIAL ASSESSMENT	
Management Approach	45-46
414-1	45-46
414-2	45-46
GRI 416: CUSTOMER HEALTH AND SAFETY	
Management Approach	12,41-44,49
416-1	12,17,19,41-44
416-2	44
GRI 417: MARKETING AND LABELING	
Management Approach	43-44
417-1	43-44
417-2	43-44
417-3	43-44
GRI 418: CUSTOMER PRIVACY	
Management Approach	12,41-42
418-1	41
GRI 419: SOCIOECONOMIC COMPLIANCE	
Management Approach	40-44
419-1	40-44

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China Mobile Limited 2017 Sustainability Report

Report Disclosure Indexes

The UN Global Compact's Ten Principles

No.	Index	Page
Human Right		
Principle 1	Businesses should support and respect the protection of internationally proclaimed human rights	53-54
Principle 2	Make sure that they are not complicit in human rights abuses	53-54
Labor Standards		
Principle 3	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining	50,53-54
Principle 4	The elimination of all forms of forced and compulsory Labor	50,53-54
Principle 5	The effective abolition of child labor	50,53-54
Principle 6	The elimination of discrimination in respect of employment and occupation	25,50,53-54
Environment		
Principle 7	Businesses should support a precautionary approach to environmental challenges	32-33,46-49
Principle 8	Undertake initiatives to promote greater environmental responsibility	32-33,46-49
Principle 9	Encourage the development and diffusion of environmentally friendly technologies	33,48
Anti-Corruption		
Principle 10	Businesses should work against corruption in all its forms, including extortion and bribery	40-41

ISO 26000

Core Issues	Index	Page
Organisation Governance		4, 39
Human Rights	1. Due diligence	53-54
	2. Human rights risk situations	53-54
	3. Avoidance of complicity	40-41
	4. Resolving grievances	37, 43-44,53
	5. Discrimination and vulnerable groups	50,53-54
	6. Civil and political rights	53-54
	7. Economic, social and cultural rights	11-12 15-16 20-24 54-55
	8. Fundamental principles and rights at work	50-53
Labor Practices	1. Employment and employment relationships	50
	2. Conditions of work and social protection	51-53
	3. Social dialogue	53-54
	4. Health and safety at work	52-53
	5. Human development and training in the workplace	51
Environment	1. Prevention of pollution	46-49
	2. Sustainable resource use	32,48-49
	3. Climate change mitigation and adaptation	32-33 46-48
	4. Protection of the environment, biodiversity and restoration of natural homes	46-49

Core Issues	Index	Page
Fair Operating Practice	1. Anti-corruption	40-41
	2. Responsible political involvement	–
	3. Fair competition	40-41
	4. Promoting social responsibility in the value chain	45-46,53
	5. Respect for property rights	44-45
Consumer Issues	1. Fair marketing, factual and unbiased information and fair-contractual practices	12,41-44,49
	2. Protecting consumers' health and safety	12,41-44,49
	3. Sustainable consumption	26,32-33,47-48
	4. Consumer service, support and compliant and dispute resolution	43-44
	5. Consumer data protection and privacy	12,41-42
	6. Access to essential services	8-11,42-44
	7. Education and awareness	12,41-42
Community Involvement and Development	1. Community involvement	20-25,27-28 54-55
	2. Education and culture	23-25,54-55
	3. Employment creation and skills development	34-35,44-45,50
	4. Technology development and access	13-16,34-35, 44-45
	5. Wealth and income creation	39-40
	6. Health	19,45,52-53
	7. Social investment	20-25,27-28, 54-55

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China Mobile Limited 2017 Sustainability Report

Report Disclosure Indexes

Environmental, Social and Governance Reporting Guide of the Stock Exchange of Hong Kong Limited

Core Issues	Index	Page
A. Environment		
A1 Emissions	A1.1 The types of emissions and respective emissions data.	47
	A1.2 Greenhouse gas emissions in total (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility).	47
	A1.3 Total hazardous waste produced (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility).	49
	A1.4 Total non-hazardous waste produced (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility).	49
	A1.5 Description of measures to mitigate emissions and results achieved.	32-33,46-47
	A1.6 Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	48-49
A2 Use of resources	A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kwh in '000s) and intensity (e.g. per unit of production volume, per facility).	48
	A2.2 Water consumption in total and intensity (e.g. per unit of production volume, per facility).	47-48
	A2.3 Description of energy use efficiency initiatives and results achieved	26,32-33,47-48
	A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	47-48
	A2.5 Total packaging material used for finished products (in tonnes), and if applicable, with reference to per unit produced.	Not applicable
A3 The environment and natural resources	A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	26,32-33 46-49
B. Society		
B1 Working conditions	B1.1 Total workforce by gender, employment type, age group and geographical region.	50, 52
	B1.2 Employee turnover rate by gender, age group and geographical region.	50
B2 Health and safety	B2.1 Number and rate of work-related fatalities.	53
	B2.2 Lost days due to work injury.	Data not collected
	B2.3 Description of occupational health and safety measures adopted, how they are implemented and monitored.	25,52-53
B3 Development and training	B3.1 The percentage of employees trained by gender, employee category (e.g. senior management, middle management, etc.).	52
	B3.2 The average training hours completed per gender, employee by employee category.	52
B4 Labor standards	B4.1 Description of measures to review employment practices to avoid child and forced labor.	50,53
	B4.2 Description of steps taken to eliminate such practices when discovered.	50,53
B5 Supply chain management	B5.1 Number of suppliers by geographical region.	46
	B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	45-46,53
B6 Product responsibility	B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Not applicable
	B6.2 Number of products and service related complaints received and how they are dealt with.	43-44
	B6.3 Description of practices relating to observing and protecting intellectual property rights.	44-45
	B6.4 Description of quality assurance process and recall procedures.	42-44
	B6.5 Description of consumer data protection and privacy policies, how they are implemented and monitored.	12,41-42
B7 Anti-corruption	B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	40-41
	B7.2 Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	40-41
B8 Community investment	B8.1 Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	23-25,27-28 54-55
	B8.2 Resources contributed (e.g. money or time) to the focus area.	55

62

UN Sustainable Development Goals

SDGs	Our Practices	Page
Goal 1: No Poverty	We implement targeted poverty alleviation measures and developed a dedicated targeted poverty allevation system to better allocate public welfare resources and support the economic development and livelihood improvement of rural areas in poverty.	20-25,27-28 54-55
Goal 2: Zero Hunger	We launch agriculture and rural informatization projects to modernize agriculture with information technology.	20-22,54
Goal 3: Good Health and Well-being	We accelerate the research and development of 5G, Internet of Things, Internet of Vehicles and other technologies, develop innovative smart transportation, dispatch and parking solutions, promoting transportation efficiency and road safety. We develop various smart healthcare applications, such as e-medical records, regional medical & healthcare,and mobile diagnosis, to increase efficiency of medical treatment and improve the access to proper medical care in less developed areas.	17-19,25-28 45
Goal 4: Quality Education	We carry out the "Blue Dream" program to promote educational quality in remote areas in middle and western China. We develop educational informatization and remote education programs.	23-25,54-55
Goal 5: Gender Equality	We ensure equal opportunities and promote work-life balance for our employees. We care for our female employees and strive to support employment and entrepreneurship for women.	25,50-54
Goal 6: Clean Water and Sanitation	We encourage water conservation, track the water consumption of the Company and reduce unnecessary water consumption. All waste water generated in our operation is entirely treated by our sewer system to avoid illegal discharge. We attach great importance to the influences of operation on water source, and we didn't find any incident which had significant influences on water source in this year.	47-48
Goal 7: Affordable and clean energy	We continuously implement the "Green Action Plan" to reduce our own energy consumption. We promote grading standards and green packaging on our supply chain to improve energy conservation of the industry. We promote the use of smart online service and offer a variety of environmental protection applications to help customers conserve energy and reduce emission.	26,32-33,47-48
Goal 8: Decent work and Economic Growth	We strictly prohibit the use of child labor and forced labor. We support our employees to dedicate to entrepreneurship and innovation. We build an open collaboration platform for our partners.	15,25,34-35,45,50
Goal 9: Industry, Innovation and Infrastructure	We promote nationwide informatization and infrastructure construction. We assist remote rural areas in accessing telecommunication service via the "Rural Broadband Demonstration Project" and the "Telecommunication Universal Service Project".	8-11,17-22,26 53-54
Goal 10: Reduced Inequalities	We involve communities in our development and share our achievements with employees and the stakeholders.	25,50-54
Goal 11: Sustainable Cities and Communities	We develop information applications, providing convenience to the public. We pay attention to the joint development of telecom infrastructure and service in urban and rural areas, promoting digital service capabilities in rural areas.	8-9,17-22,26,54
Goal 12: Responsible Consumption and Production	We protect customer information security and prevent telecommunications fraud to ensure security and reliability for consumers. We implement the "Green Action Plan" to manage our environmental impact.	12,26,32-33, 41-44,46-49
Goal 13: Climate Action	We implement the "Green Action Plan" to manage our environmental impact. We develop low-carbon ICT applications and carry out public campaigns to promote the energy conservation and emission reduction of society.	26,32-33,46-49
Goal 14: Life below Water	Currently no relative actions.	—
Goal 15: Life on Land	We evaluate the impact on biodiversity before constructing base stations and take actions to protect local natural environment. We did not find any species which were materially affected by our operating activities.	55
Goal 16: Peace, Justice and Strong Institutions	We strictly improve the long-term mechanism for corruption discipline and prevention and strengthen internal supervision, inspection and rectification.	39-41
Goal 17: Partnerships for the Goals	We actively participate in international initiatives and actions for sustainable development. We cooperate with international telecom operators and industry stakeholders to promote technological advancement of the ICT sector and contribute to sustainable development through innovations.	11,13-15,34

China Mobile Limited 2017 Sustainability Report
Report Disclosure Indexes
63

Feedback
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With perfect sincerity and integrity, we will strive to fulfil our triple-sided responsibilities: our economic responsibility; our social responsibility and our environmental responsibility
China Mobile Limited
Registered Address: 60/F, The Center, 99 Queen’s Road Central, Hong Kong
Website for Report Download: www.chinamobileltd.com
All copyrights reserved. No reproduction by any means is allowed without acknowledgement.
0 This report is printed on environmentally friendly paper

Exhibit 2.1

China Mobile
China Mobile Limited
Stock Code: 941
Riding on the Trend
ANNUAL REPORT 2017

Theme
Digital technology is fuelling China’s economic transformation and social progress, changing the way that people think, work and live. The ICT sector is integral to this and experiencing a period of accelerated revolution, giving rise to cross-discipline integration and spurring innovation. In this new digital era, China Mobile will not only understand the trends but will stay ahead of them. We will adopt a macroscopic approach to strategic planning in order to drive the vital developments in the industry.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this annual report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed and other filings with the U.S. Securities and Exchange Commission.

Contents
2 Milestones
4 Corporate Information
5 Financial Highlights
6 Company Profile
8 Biographies of Directors and Senior Management
14 Chairman’s Statement
22 Corporate Recognitions
26 Business Review
34 Financial Review
39 Corporate Governance Report
55 Human Resources Development
56 Report of Directors
63 Notice of the Annual General Meeting
65 Independent Auditor’s Report
71 Consolidated Statement of Comprehensive Income
73 Consolidated Balance Sheet
75 Consolidated Statement of Changes in Equity
76 Consolidated Statement of Cash Flows
78 Notes to the Consolidated Financial Statements
134 Financial Summary

2 China Mobile Limited
Milestones
JANUARY 2017
“The TD-LTE key technology and application for 4G project” won the Outstanding Prize in the National Science and Technology Progress Awards
MAY 2017
Initiated the establishment of China Mobile Digital Home Alliance, building a new industrial ecosystem
JUNE 2017
• Released IoT Development Plan and established the China Mobile IoT Alliance
• Innovative R&D and deployment of UAV base stations
• Released the world’s smallest eSIM NB-IoT module
AUGUST 2017
Announced a special dividend of HK$3.200 per share celebrating the 20th anniversary of IPO

Annual Report 2017 3
MILESTONES
NOVEMBER 2017
Announced the “1-3-9 Cooperative Initiatives” including one brand-new network, three industry alliances and nine capacity applications, facilitating industry development
DECEMBER 2017
Led and completed the first edition of international standard for 5G architecture
Launched MVNO (mobile virtual network operator) service in the UK
Launched NB-IoT in 346 cities, achieving end-to-end scale commercial use

4 China Mobile Limited
Corporate Information
BOARD OF DIRECTORS
Executive Directors
Mr. SHANG Bing
(Executive Director & Chairman) Mr. LI Yue (Executive Director & Chief Executive Officer) Mr. SHA Yuejia (Executive Director & Vice President) Mr. DONG Xin (Executive Director, Vice President & Chief Financial Officer)
Independent Non-Executive Directors
Mr. Frank WONG Kwong Shing Dr. Moses CHENG Mo Chi Mr. Paul CHOW Man Yiu Mr. Stephen YIU Kin Wah
PRINCIPAL BOARD COMMITTEES
Audit Committee
Mr. Frank WONG Kwong Shing (Chairman) Dr. Moses CHENG Mo Chi Mr. Paul CHOW Man Yiu Mr. Stephen YIU Kin Wah
Remuneration Committee
Dr. Moses CHENG Mo Chi (Chairman) Mr. Frank WONG Kwong Shing Mr. Paul CHOW Man Yiu
Nomination Committee
Mr. Paul CHOW Man Yiu (Chairman) Mr. Frank WONG Kwong Shing Dr. Moses CHENG Mo Chi
COMPANY SECRETARY
Ms. WONG Wai Lan, Grace
(FCS, FCIS)
AUDITORS
PricewaterhouseCoopers PricewaterhouseCoopers Zhong Tian LLP
LEGAL ADVISER
Sullivan & Cromwell (Hong Kong) LLP
REGISTERED OFFICE
60/F, The Center
99 Queen’s Road Central Hong Kong
PUBLIC AND INVESTOR RELATIONS
Tel: 852 3121 8888 Fax: 852 2511 9092
Website: www.chinamobileltd.com Stock code: (HKEX) 941 (NYSE) CHL
CUSIP Reference Number: 16941M109
SHARE REGISTRAR
Hong Kong Registrars Limited Shops 1712–1716, 17/F Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong
AMERICAN DEPOSITARY RECEIPTS DEPOSITARY
BNY Mellon Shareowner Services P.O. Box 30170 College Station, TX 77842-3170 USA
Overnight Correspondence: BNY Mellon Shareowner Services 211 Quality Circle, Suite 210 College Station, TX 77845 USA
Tel: 1-888-269-2377 (toll free in USA)
1-201-680-6825 (international call)
Email: shrrelations@cpushareowner services.com Website: www.mybnymdr.com
PUBLICATIONS
As required by the United States securities laws and regulations, the Company shall file an annual report on Form 20-F with the US SEC before 30 April each year. Copies of the annual report of the Company as well as the annual report on Form
20-F, once filed, will be available at:
Hong Kong:
China Mobile Limited 60/F, The Center
99 Queen’s Road Central Hong Kong
The United States:
BNY Mellon
101 Barclay Street, 22/F New York, NY 10286 USA

Annual Report 2017 5
Financial Highlights
2017 2016
Operating revenue (RMB million) 740,514 708,421
Of which: Revenue from telecommunications services (RMB million) 668,351 623,422
EBITDA1 (RMB million) 270,421 256,677
EBITDA margin2 36.5% 36.2%
EBITDA as % of revenue from telecommunications services 40.5% 41.2%
Profit attributable to equity shareholders (RMB million) 114,279 108,741
Margin of profit attributable to equity shareholders3 15.4% 15.3%
Basic earnings per share (RMB) 5.58 5.31
Dividend per share – Interim (HK$) 1.623 1.489
– Final (HK$) 1.582 1.243
– Special dividend (HK$) 3.200 –
– Full year (HK$) 6.405 2.732
Operating Revenue Revenue from Telecommunications Services
(RMB million) (RMB million)
2017 740,514 2017 668,351
2016 708,421 2016 623,422
EBITDA Profit Attributable to Equity Shareholders
(RMB million) (RMB million)
2017 270,421 2017 114,279
2016 256,677 2016 108,741
1 The Company defines EBITDA as profit for the year before taxation, share of profit of investments accounted for using the equity method, finance costs, interest income, other gains, depreciation and amortization of other intangible assets.
2 EBITDA margin = EBITDA/Operating revenue
3 Margin of profit attributable to equity shareholders = Profit attributable to equity shareholders/Operating revenue

6 China Mobile Limited
Company Profile
China Mobile Limited (the “Company”, and together with its subsidiaries, the “Group”) was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange (“NYSE”) and The Stock Exchange of Hong Kong Limited (“HKEX” or the “Stock Exchange”) on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998. As the leading telecommunications services provider in Mainland China, the Group provides full communications services in all 31 provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong Special Administrative Region, and boasts a world-class telecommunications operator with the world’s largest network and customer base, a leading position in profitability and market value ranking. Its businesses primarily consist of mobile voice and data business, wireline broadband and other information and communications services. As of 31 December 2017, the Group had a total of 464,656 employees, 887 million mobile customers and 113 million wireline broadband customers with its annual revenue exceeding RMB740 billion. The Company’s ultimate controlling shareholder is China Mobile Communications Group Co., Ltd. (formerly known as China Mobile Communications Corporation, “CMCC”), which, as of 31 December 2017, indirectly held approximately 72.72% of the total number of issued shares of the Company. The remaining approximately 27.28% was held by public investors. In 2017, the Company was once again selected as one of “The World’s 2,000 Biggest Public Companies” by Forbes magazine, and recognized again on the Dow Jones Sustainability Emerging Markets Index. Currently, the Company’s corporate credit ratings are equivalent to China’s sovereign credit ratings, namely, A+/Outlook Stable from Standard & Poor’s and A1/Outlook Stable from Moody’s.

Annual Report 2017 7
COMPANY PROFILE
China Mobile Organizational Structure and Majority Shareholding
* as at 31 December 2017
* Except those indicated, the rest are wholly-owned
China Mobile
Communications Group Co., Ltd
China Mobile (Hong Kong) Group Limited
China Mobile Hong Kong (BVI) Limited
72.72%
Public shareholders
27.28%
China Mobile Limited
China Mobile (Shenzhen) Ltd.
China Mobile Communication Co., Ltd
66.41%
Aspire Holdings Ltd.
China Mobile Hong Kong Co., Ltd.
China Mobile International Ltd.
31 Provincial operating subsidiaries
China Mobile Group Design Institute Company Limited
China Mobile Investment Holdings Co., Ltd.
China Mobile IoT Co., Ltd.
China Mobile Online Services Co., Ltd.
China Mobile (Suzhou) Software Technology Co., Ltd.
China Mobile (Hangzhou) Info Technology Co., Ltd.
MIGU Co., Ltd.
China Mobile Internet Co., Ltd.
China Mobile Tietong Co., Ltd.
0.03%
China Mobile Group Device Co., Ltd.
99.97%
52.44%
China Mobile Group Finance Co., Ltd.
8.00%
China Mobile Group Beijing Co., Ltd. holds 39.56%

8 China Mobile Limited
Biographies of Directors and Senior Management
EXECUTIVE DIRECTORS
Mr. SHANG Bing
Age 62, Executive Director and Chairman of the Company, in charge of the overall management of the Company, joined the Board of Directors of the Company in September 2015. He is currently the Chairman of CMCC and a director and the Chairman of CMC. Mr. Shang formerly served as a Director of Industrial Technology Development Centre in Liaoning Province, a General Manager of Economic and Technological Development Company in Liaoning Province, a General Manager of China United Telecommunications Corporation Liaoning Branch, a Director and President of China United Telecommunications Corporation, an Executive Director and President of China United Telecommunications Corporation Limited and China Unicom Limited, a Vice President of China Telecommunications Corporation, an Executive Director, President and Chief Operating Officer of China Telecom Corporation Limited and the Vice Minister of the Ministry of Industry and Information Technology of China (the “MIIT”). Mr. Shang graduated from Shenyang Chemical Industry Institution with a Bachelor’s degree in 1982. He received a Master’s degree in business administration from the State University of New York in 2002 and a Doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang is a senior economist and has spent many years working in basic telecommunications enterprises, with extensive experience in enterprise management and telecommunications industry.
Mr. LI Yue
Age 58, Executive Director and Chief Executive Officer of the Company, in charge of the operation, strategic development as well as planning and construction of the Company, joined the Board of Directors of the Company in March 2003. He is also the President and Director of CMCC and CMC. Mr. Li started his career in 1976 and previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the preparatory team and Vice President of CMCC, Chairman of Aspire, non-executive director of Phoenix Satellite Television Holdings Limited and Chairman of Union Mobile Pay Limited. Mr. Li holds a Bachelor’s degree in telephone exchange from the Correspondence College of Beijing University of Posts and Telecommunications, a Master’s degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and had won many national, provincial and ministerial level scientific and technological progress awards. Mr. Li has been engaging in telecommunications network operations and maintenance, planning and construction, operational management, development strategies and has many years of experience in the telecommunications industry.

Annual Report 2017 9
BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT
Mr. SHA Yuejia
Age 59, Executive Director and Vice President of the Company, principally in charge of marketing, corporate customer and international businesses of the Company, joined the Board of Directors of the Company in March 2006. He is also a Vice President of CMCC, a Director and Vice President of CMC, non-executive director of Phoenix Satellite Television Holdings Limited and Shanghai Pudong Development Bank Co., Ltd.. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, and Chairman and President of China Mobile Group Beijing Company Limited. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a master’s degree from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications and a Doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.
Mr. DONG Xin
Age 51, Executive Director, Vice President and Chief Financial Officer of the Company, principally in charge of corporate affairs, finance, internal audit, legal matters, investor relations, human resources and IT of the Company, joined the Board of Directors of the Company in March 2017. He is also a Vice President and General Counsel of CMCC and a Director and Vice President of CMC. Mr. Dong formerly served as a Deputy Director of Corporate Finance Division of Finance Department of the former Ministry of Posts and Telecommunications, a Director of Economic Adjustment Division of the Department of Economic Adjustment and Communication Clearing of the former Ministry of Information Industry of China, Director General of the Finance Department of CMCC, Chairman and President of China Mobile Group Hainan Company Limited, Director General of the Planning and Construction Department of CMCC, Chairman and President of China Mobile Group Henan Company Limited and China Mobile Group Beijing Company Limited. Mr. Dong received a Bachelor’s degree from Beijing University of Posts and Telecommunications in 1989, a Master’s degree in financial and accounting management from Australian National University, and a Doctoral degree in business administration jointly issued by Shanghai Jiao Tong University and ESC Rennes School of Business, France. Mr. Dong is a senior engineer and senior accountant with many years of experience in the telecommunications industry and financial management.

10 China Mobile Limited
BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT
INDEPENDENT NON-EXECUTIVE DIRECTORS
Mr. Frank WONG Kwong Shing,
OBE
Age 70, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in August 2002. He was appointed Chairman of the Audit Committee in May 2013. Currently Mr. Wong also serves on the boards of PSA International Private Limited and PSA Corporation Limited, Singapore as Non-Executive Director. He previously served as Vice Chairman of DBS Bank in Singapore, Chairman of DBS Bank (Hong Kong) in Hong Kong and DBS Bank (China) in China and was a member of the Boards of DBS Bank and DBS Group Holdings. Early on in his professional career, Mr. Wong held a series of progressively senior positions at Citibank, JP Morgan and NatWest. More recently, Mr. Wong was the Chairman and Independent Non-Executive Director of Mapletree Greater China Commercial Trust Management Ltd, an Independent Non-Executive Director of Industrial and Commercial Bank of China Limited (China), Mapletree Investments Pte Ltd and National Healthcare Group Pte Ltd, Singapore. Committed to public service, he had held various positions with Hong Kong government bodies including Chairman of the Hong Kong Futures Exchange between 1993 and 1998 and member of HKSAR’s Financial Services Development Council between 2013 and 2015.
Dr. Moses CHENG Mo Chi,
GBM, GBS, OBE, JP
Age 68, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2003. He was appointed as the Chairman of the Remuneration Committee in May 2016. Dr. Cheng is a practising solicitor and a consultant of Messrs. P.C. Woo & Co. after serving as its Senior Partner from 1994 to 2015. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. He is now also serving as chairman of the Insurance Authority and chairman of the Process Review Panel for the Securities and Futures Commission. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Beer (Holdings) Company Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are public listed companies in Hong Kong. Dr Cheng had ceased to be an independent non-executive director of ARA Asset Management Limited, a company formerly listed in Singapore. Save as disclosed above, Dr Cheng did not hold any directorship, whether in Hong Kong or overseas, in any other public companies in the previous three years.

Annual Report 2017 11
BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT
Mr. Paul CHOW Man Yiu,
GBS, SBS, JP
Age 71, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2013. He was appointed as the Chairman of the Nomination Committee in May 2016. He was the Chief Executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003, an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited from April 2003 to January 2010, the Chairman of Hong Kong Cyberport Management Company Limited from June 2010 to May 2016, an independent non-executive director of Bank of China Limited from October 2010 to August 2016 and a member of the Advisory Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region from April 2015 to March 2017. Mr. Chow currently serves as an independent non-executive director of Julius Baer Group Ltd. and Bank Julius Baer & Co. Ltd, and CITIC Limited.
Mr. Stephen YIU Kin Wah
Age 57, an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2017. Mr. Yiu is currently a Non-Executive Director of the Insurance Authority, an Independent Non-Executive Director of Hong Kong Exchanges and Clearing Limited and a Council member of The Hong Kong University of Science and Technology. Mr. Yiu joined the global accounting firm KPMG (“KPMG”) in Hong Kong in 1983 and was seconded to KPMG in London, the United Kingdom from 1987 to 1989. Mr. Yiu became a partner of KPMG in 1994, served as the Partner in Charge of Audit of KPMG from 2007 to 2010, and served as the Chairman and Chief Executive Officer of KPMG China and Hong Kong as well as a member of the Executive Committee and the Board of KPMG International and KPMG Asia Pacific from April 2011 to March 2015. Mr. Yiu formerly also served as a member of the Audit Profession Reform Advisory Committee and the Mainland Affairs Committee of the Hong Kong Institute of Certified Public Accountants. Mr. Yiu is a fellow member of the Association of Chartered Certified Accountants, a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Accountants of England and Wales. Mr. Yiu received a professional diploma in accountancy from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University) in 1983, and holds a master’s degree in business administration from the University of Warwick in the United Kingdom.

Reading the Trend

14 China Mobile Limited
Chairman’s Statement
Looking out of my car window during my daily commute, the multi-coloured shared bikes prevalent on the road is a sentimental sight. It reminds me of the greyish-blue stream of bicycles that flowed through the roads in days gone by, and were once highly symbolic of the era. Decades have passed and the street scenes, such a vivid picture of real life, have been transformed. Reflecting on the rapid progress China has achieved in the modern era fills me with awe.
In the economic society of China today, “digital” permeates every aspect of our daily life, whether it is renting a shared bike or a car online, the omnipresence of mobile payment and flourishing e-commerce, or the increasing use of cloud computing, big data, IoT and the powerful AI. Digital technology has already seamlessly, but fundamentally, been woven into the fabric of how people think, work and live, fueling China’s economic transformation and social progress. Underpinning this paradigm is the ICT sector – one of China’s fundamental and strategic industries.
I feel privileged to be able to participate in this space at a time when the ICT sector is rapidly evolving, spurring cross-discipline integration and driving innovation. The potential for industry development in so many areas within our sector, must be understood in the context of the inevitable disruption to the business and competitive landscape. It is beholden on us to understand this trend. Together with the management team of China Mobile, I have the confidence to lead the Company – a major force in China’s ICT industry – to seize new opportunities while embracing new challenges, and instigate innovation within our network, technology, business and products. A time of change needs courageous leaders who are able to read and ride on the trend in order to bring new developments to the industry and enrich our offer of quality ICT services to satisfy people’s aspiration for a better life now and in the future.

Annual Report 2017 15
CHAIRMAN’S STATEMENT

16 China Mobile Limited
CHAIRMAN’S STATEMENT
Dear Shareholders,
In 2017, despite disruptive forces in the industry such as the rapid advancement in the information and communication technology (ICT) and significant changes in the competitive landscape of the industry, China Mobile maintained a clear focus on implementing our “Big Connectivity” strategy, anchored by the integrated development of the “four growth engines”. As a result, we have made outstanding achievements on multiple fronts, sustained favourable growth momentum and bolstered our position as a market leader. Our profitability is maintained at an industry-leading level benchmarked against other world-class operators, providing us with the solid foundation for future growth. These achievements were hard-earned but a source of encouragement.
OPERATING RESULTS FOR 2017
China Mobile recorded operating revenue of RMB740.5 billion for the 2017 financial year, up by 4.5% compared to the year before. Revenue growth in telecommunications services achieved a six-year high of 7.2%, outpacing the industry average. Revenue from wireless data traffic, on a full-year basis, has accounted for more than half of the total telecommunications services revenue for the first time, demonstrating a fundamental change in revenue structure. The contribution from household and corporate markets has increased and our digital services revenue has achieved favourable growth. The total number of connections reached 1,229 million, amongst which, 887 million were mobile connections, 113 million were wireline broadband connections and 229 million were Internet of Things (IoT) smart connections.
Our profitability continued to outperform our peers. Profit attributable to equity shareholders reached RMB114.3 billion which is equivalent to basic earnings per share of RMB5.58, up by 5.1% compared to last year.
The Board recommends a final dividend payment of HK$1.582 per share for the year ended 31 December 2017, or a full-year dividend payout ratio of 48%. Together with the interim dividend payment of HK$1.623 per share, and a special dividend payment of HK$3.200 per share to celebrate the 20th anniversary of our IPO paid earlier, the total dividend payment for the 2017 financial year amounted to HK$6.405 per share.
REVENUE GROWTH IN TELECOMMUNICATIONS SERVICES ACHIEVED A 6-YEAR HIGH, MAINTAINING INDUSTRY-LEADING PROFITABILITY

Annual Report 2017
CHAIRMAN’S STATEMENT
17
Taking into consideration the Company’s financial position, its ability to generate cash flow and its future development needs, the Company will maintain a stable dividend payout ratio for 2018 and strive to attain a stable-to-rising dividend payout ratio.
The Board believes that our industry-leading profitability and ability to generate healthy cash flow will provide sufficient support for the Company’s future development while continuing to create higher value for our shareholders.
For a more detailed analysis of operating and financial performance in 2017, please refer to the “Business Review” and “Financial Review” sections.
THE “FOUR GROWTH ENGINES” DELIVERING REMARKABLE RESULTS
Riding on the broad technological advancement and our business developments, we maintained our focus on the integrated development of the “four growth engines”, which had been identified as the key drivers facilitating major progress in our business transformation.
We maintained our market leading position in the personal mobile market. With a net addition of 114 million, our total number of 4G customers was close to 650 million and the 4G penetration rate of our mobile customers has reached 73%. The total handset data traffic increased by 121.3% compared to the previous year, while the average handset data traffic per user per month, or DOU, of 4G customers reached 1.76GB. The average revenue per user, or ARPU, of 4G customers reached RMB66.4. The high definition VoLTE (Voice over LTE) has been put to commercial use and achieved favourable progress with 200 million customers in total.
The household market has achieved a breakthrough in a relatively short period. Focused on offering high value services and quality products, in 2017 we sped up the development of household broadband business, boosting the total number of household broadband customers to more than 109 million, with a net addition of 34.95 million. This accounted for 75.6% of the total number of new household customers in the market during the period. The number of subscribers of our home digital set-top box “Mobaihe” has reached 57.25 million and the household broadband blended ARPU1 has reached RMB33.3, up by 17.5% compared to the previous year.
We continued to strengthen our corporate business. We have focused our resources on a number of key sectors such as industry, agriculture, education, public administration, finance, transportation and healthcare. At the same time we increased the marketing efforts to launch business and industry-focused solutions. We have continuously improved the efficiency of our product research and development (R&D) while expanding our product range. The number of corporate customers has reached 6.02 million. Our revenue from corporate telecommunications and informatization services exceeded 36% of the total market. Nine industry applications have generated respective annual revenues of more than RMB100 million. We realised gains in both revenue and customer market shares in the corporate market.
The development of the emerging business yielded remarkable results in the period. With a net addition of 126 million IoT smart connections in 2017, our IoT network consisted of 229 million connections. Our “and-Video” service recorded an increment of 67.2% in revenue. Our mobile payment service “and-Wallet” exceeded RMB2.1 trillion in transaction value. Relentless innovation accelerated the development of our emerging business.
ONGOING ENHANCEMENT TO SUSTAINABILITY
Building on our strengths and the current business environment, we recognised the market demand for a transformation of both network and services. We therefore continued to invest in our network quality and basic telecommunications capacity.
Our network coverage and quality continued to improve in 2017, with the total number of 4G base stations increasing to 1.87 million, covering 99% of the total population in China. Our robust network capabilities provide a reliable foundation for the exponential growth in data traffic. We continued to enjoy industry-leading customer satisfaction and net promoter score for our 4G services.
1 Household broadband blended ARPU = (revenue of household broadband business + household revenue from emerging business) / average number of household broadband customers. Household revenue from emerging business mainly consists of revenue from Mobaihe. Wireline broadband ARPU, which includes revenues of household broadband business and Internet dedicated lines, stood at RMB35.1.

18 China Mobile Limited
CHAIRMAN’S STATEMENT
We have further strengthened our telecommunications infrastructure and network transmission capacity. The bandwidth of our backbone network has expanded by 52% and 73 new self-owned point-of-presence (POP) nodes were built overseas. The coverage of household broadband continued to expand, and the proportion of customers with fibre access has exceeded 98%. We grew our CDN (Content Delivery Network) to cover almost all cities at the prefecture level and above across China and launched NB-IoT (Narrow band-Internet of Things) in 346 cities, achieving end-to-end scale commercial use.
Adopting a forward-looking perspective, we will proactively seize opportunities as they emerge by dedicating more resources to R&D, building out the industrial ecosystem and deepening our organic reform to lay a solid foundation for sustainable development.
We made significant achievements in key technology research, establishing industry standards and benchmarks. More resources were allocated to human resource development in emerging technologies and businesses to optimise our overall staff structure. We led the formulation of the 5G architecture standards and we are amongst the members that are undertaking the largest number of 5G projects in the ITU (International Telecommunication Union) and 3GPP (The 3rd Generation Partnership Project). Our active participation and leadership stance has strengthened our preeminent position in the international ICT community. We have provided a catalyst to a new wave of network evolution by accelerating the planning and critical technology breakthroughs in order to lay the groundwork for the transition to the next generation of NFV (Network Function Virtualization) and SDN (Software Defined Networking), contributing to the development of smarter, more flexible and efficient network functions. We continued to nurture entrepreneurship and innovation and our autonomous capacity building has evolved from the incubation to realisation stage, further consolidating our core competencies.
Progress has been made towards creating an ecosystem for the industry. Our efforts in establishing a strategic cooperative management system, launching the “1-3-9 Cooperative Initiatives” and deepening our collaboration with governments and enterprises of all sizes are some of the popular initiatives. The number of international telecommunications operators participating in the “Hand-in-Hand Programme” has increased to 24, covering a total of 2.8 billion customers around the globe. Our communication capacity open platform has served more than 130,000 enterprises while our unified authentication platform processed an average of more than 500 million accreditations per day. We have proactively opened up our proprietary capabilities and launched a crowd-innovation and crowdsourcing platform to support developers.
Internally we deepened our corporate reforms and strengthened corporate management, pursuing a flat, agile and highly efficient internal management of our organisational structure. We have kicked-off reforms in the specialised operations of construction, e-commerce, location services, as well as R&D in vertical sectors. The establishment of an IT Management Committee and formation of professional IT subsidiaries have bolstered the support to internal operations, as well as strengthened our capability to offer a widening scope of specialised IT services to external parties.

REGULATORY POLICIES
“Speed upgrade and tariff reduction” continued to be the regulatory policy focus in 2017.
In response to this requirement we have launched a number of measures. We have canceled handset domestic long-distance and roaming tariffs, significantly reduced tariffs for SME dedicated Internet access, as well as lowered international long-distance call tariffs. These measures involved a total of 770 million person-times and further enhanced customers’ sense of gain. As a result of wider application of new technologies, we have managed to reduce network costs which, in turn, enabled us to provide quality and value-for-money information services to more customers. Handset data traffic tariff decreased by 43% compared to 2016.
To promote the development of “Internet+” and growth of “Digital China”, the Chinese government has decided to step up efforts on a range of measures, in particular to upgrade the network speed and reduce tariffs, to achieve full coverage of high-speed broadband in urban and rural areas, to expand free Internet access in public places, to significantly reduce the tariffs of household broadband, corporate broadband and dedicated line services, to cancel data “roaming” charges, and reduce mobile data tariff by at least 30% in the year of 2018. China Mobile will implement these state policy requirements. We will continue to leverage our overall network advantages, continuously strengthen our product and business innovation, encourage our customers to increase

Annual Report 2017 19
CHAIRMAN’S STATEMENT
their usage of telecommunications services in order to achieve a higher turnover despite a lower profit margin, and strive to reduce the impact on operating results of the relevant policy requirements. We believe that the aforementioned measures will accelerate our transformation of data traffic operation and digital services in the long run.
CORPORATE GOVERNANCE
We have always upheld the principles of integrity, transparency, openness and efficiency to ensure good corporate governance and full compliance with the listing rules. We are dedicated to enhancing our risk and internal control mechanisms to ensure effective risk detection and management, to further strengthen our supervision of the key issues and business risks in critical areas, and finally to close any gaps in our business management processes to ensure sound and quality operations.
Enhancing compliance management is not just for the sake of meeting regulatory requirements but also to safeguard our own development. Our stated mission is to ensure “China Mobile with Rule of Law” by integrating a compliant approach into every business process. The “Safeguarding Compliance” programme helps us comply with rules and regulations when we conduct our everyday business, ensuring sustainable development during a time of business transformation.
For more details of our corporate governance, please refer to the “Corporate Governance Report”.
SOCIAL RESPONSIBILITY AND ACCOLADES
Mindful of our social responsibility, we contributed to society in areas that can make use of the strengths of the Company, with the ultimate goal of satisfying people’s needs in their pursuit for a better life.
We are committed to narrowing the digital divide by continuously improving mobile telecommunications and broadband Internet services in villages and remote areas in China. As of the end of 2017, through implementing specific projects we have cumulatively covered 35,000 administrative villages in China with broadband services. In addition, we have formulated concession plans for people in selected poverty-stricken areas to meet their needs for telecommunications services. Our proprietary information system for targeted poverty alleviation now covers 6.64 million underprivileged individuals in China.
We are dedicated to ensuring telecommunications accessibility and security at all times and successfully accomplished 4,476 emergency communications missions in 2017. In the wake of the earthquake in Jiuzhaigou, Sichuan province, we deployed UAVs (Unmanned Aerial Vehicles) to set up aerial base stations to support the rescue operation. On the cybersecurity side, we actively combatted evolving telecommunications frauds and cybercrime in order to protect our customers’ privacy and information security.
In 2017, we continued to implement the “Green Action Plan” to reduce our carbon footprint. The overall energy consumption per unit of information flow was reduced by 40% compared to 2016. We were a keen advocate for the adoption of green standards across industry sectors by offering innovative pollution monitoring and environmental protection solutions. For the second year in a row, China Mobile was the only company from Mainland China to be included in the global carbon disclosure project CDP’s 2017 Climate A List.
Through China Mobile Charity Foundation, we have sponsored professional training for more than 104,000 primary and secondary school principals in rural villages across Central and Western China cumulatively. We have also funded surgeries for 4,498 children with congenital heart disease cumulatively. The programme was selected by GSMA as a “Case For Change” to showcase how ICT can be used to support the United Nations’ Sustainable Development Goals.
Our effort in fulfilling our social responsibility has gained widespread recognition in the community. We have been included in the Dow Jones Sustainability Indices for the 10th year in a row.
Other awards we received in 2017 included “The Asset Platinum Award” by The Asset; “Asia’s Icon on Corporate Governance” award, “Asia’s Best Investor Relations Company” award, “Asian Corporate Director Recognition Award” and “Asia’s Best CEO” award by Corporate Governance Asia; and “Corporate Governance Excellence Awards” and “Sustainability Excellence Awards” by The Chamber of Hong Kong Listed Companies. The TD-LTE key technology and application for 4G project, led by China Mobile, won the Outstanding Prize in the National Science and Technology Progress Awards.
In 2017, Moody’s and Standard & Poor’s maintained our corporate credit ratings at the same level as China’s sovereign ratings.

20 China Mobile Limited
CHAIRMAN’S STATEMENT
INDUSTRY REFORMS
Globally, economic activity is undergoing an accelerated shift towards being enabled by cyber information technology. Wider socio-economic development is experiencing profound change alongside the ICT industry.
On the one hand, we are witnessing an accelerating technological evolution and industry reforms that further converge the real and digital economies. Cross-industry cooperation has gathered impetus and smart IoE (Internet of Everything) has brought about new growth opportunities. We are expecting 5G technology development to drive new business models across the spectrum.
The flipside to this period of advancement and opportunity is that the ICT industry landscape is being disrupted. Intensifying cross-sector penetration has created a more intricate competitive environment. The networks, businesses and services offered by basic telecommunications operators are becoming more homogenised in nature. Players in different segments of the ICT industry are aggressively devising digital strategies with an aim to press home their advantages in platform capability and obtain a leadership role in the ecosystem.
FUTURE OUTLOOK
Taking a macro perspective on the current status of the industry, we see rare growth opportunities coexisting with formidable challenges. From now until 2020 is the critical period for us to achieve our goal of “doubling the connection scale of 2015 and becoming a world-leading operator in digital innovation”. As we stand at this inflection point, we have the responsibility to contemplate the future and set our development objectives and plans, that will lay a solid foundation for the Company’s transformation in the new era. From this standpoint there are a range of initiatives that will be of strategic importance in the period ahead.
Firstly, we will continue to lead the development of the mobile market, with an aim to build up new competitive advantages around the household and IoT businesses. To strengthen our leadership in mobile telecommunications, we will strive to maintain our prevailing market share and value creation. In the household market, we will implement our household digital projects with intensity, expediting the transition of focus from scale expansion onto value creation in terms of quality and efficiency. In the IoT market, we will speed up the development of smart IoT and promote its application, to push our connection scale to an even more ambitious goal.
Secondly, we will invest in talent development to support our growth, especially in areas where our capacity could be compromised due to shortage of professional expertise. For our corporate business, intelligent projects for governments and enterprises will be launched to help organisations of all sizes streamline their operations and achieve growth, as well as offering more industry-specific solutions. We will accelerate our own IT capacity-building projects, which will, in turn, drive the connection evolution from pipeline access to intelligent platforms. We will promote talent programmes to accelerate staff restructuring and digital transformation to align with our business strategy.
Thirdly, we will continue to bolster innovation, focusing on strategically critical areas. Capitalisation on the 5G network development trend will allow us to accelerate the transition to the next generation centring on NFV/ SDN. Through formulating appropriate R&D strategies we can focus on strengthening our capabilities in fields such as basic telecommunications, cloud computing, big data, IoT and artificial intelligence (AI). We will deepen our reforms in key business areas to resolve any bottlenecks encountered during business transformation.
Fourthly, we will adopt a global view and benchmark ourselves against the highest international standards. Our aim is to lead in the development of big data and AI technology and build out world-class data mining and application capabilities, so that we may be recognised as a pioneer in the application of AI and empower other industry players with our technology. We will strengthen our global presence and identify new drivers for growth while seeking to unlock value in the global market. In relation to our initiative to build out the industry ecosystem, we will diligently pursue this vision in order to develop China Mobile into an active and influential force within the network.

Annual Report 2017
CHAIRMAN’S STATEMENT
21
KEY AREAS OF FOCUS IN 2018
In 2018, we will continue to actively promote the “Big Connectivity” strategy. Our development will continue to be driven by innovation, holding on to the integrated development of the “four growth engines”.
We will endeavour to consolidate our market shares of various business lines. For the mobile market, we will consolidate the market share of our customer base and maintain the market share in data traffic. For the household market, we will endeavour to increase the market share of our household broadband customers, especially in areas of low service penetration. For the corporate market, our focus will be to expand our business scale by enlarging the customer base, expediting the development of key products and the promotion of matured solutions for various sectors. For the emerging business market, we aim to seize the IoT and other relevant opportunities to significantly increase the number of IoT connections within the network.
We will reinforce our reputation for quality by maintaining the market-leading quality of our 4G network and building our brand as a top-tier household broadband service provider. In the meantime, we will enhance the service quality of our corporate business and increase the market influence of our digital products and services.
We will focus on value creation, primarily by maintaining our value with a stable-to-rising revenue growth from wireless data traffic. We aim to increase the blended ARPU of household broadband and the revenue generated from household digital services. In order to boost revenue contribution from the corporate market, we will bolster our capabilities in developing ICT integration and corporate products.
We will strive to optimise the synergies across our business, by establishing a well-coordinated operating mechanism across markets that will enhance our centralised operations capability. Efforts to coordinate our marketing initiatives will generate greater effectiveness in the discipline. More focus will be placed on promoting the reuse of resources and experience sharing in order to enhance operating efficiency and effectiveness.
We will continue to implement innovation-driven development by increasing the layout of new infrastructure. We will pursue research on cutting-edge technologies, lead the establishment of international standards for core technologies, which will in turn increase our influence on the global stage. In critical fields, we will develop our core capabilities and proprietary products and establish an open and shared ecosystem. We will also conceive vertical expansion strategies, empowering players in the real economy with effective access to communications technology that will help them move up the value chain.
In terms of our performance forecast for 2018, value creation will remain the ultimate purpose and yardstick for evaluation. Under the circumstances of a predictable policy environment, the company will strive to achieve a growth rate of telecommunications services revenue above the industry average on a comparable basis, ongoing growth in profit scale, continued decrease in capital expenditure and the total number of connections exceeding 1.4 billion in 2018.
ACKNOWLEDGEMENT
Mr. Liu Aili resigned from his roles as the Company’s Executive Director and Vice President in September 2017. During his tenure in China Mobile, Mr. Liu had served many important roles and made a tremendous contribution to China Mobile. On behalf of the Board, I express our heartfelt gratitude to Mr. Liu for his dedication.
We would not have achieved what we have without the hardwork and contribution of our wide array of staff, the unwavering support of our customers and shareholders, the trust of the regulatory authorities, and the confidence bestowed upon us by members of the community. On behalf of the Board, I would like to take this opportunity to extend my sincere thanks to all of them. All of us at China Mobile will continue to work towards our goal of becoming a “World’s leading operator in digital innovation”. It is only together that we will be able to build a world first-tier enterprise with global competitiveness and continue to create greater value for our shareholders.
Shang Bing
Chairman
Hong Kong, 22 March 2018

22 China Mobile Limited
Corporate Recognitions

Annual Report 2017 23
CORPORATE RECOGNITIONS

Studying the Trend

26 China Mobile Limited

Business Review

The Group continued to demonstrate favorable growth momentum and concluded 2017 with outstanding performance. During the year, the Group expedited implementation of the "Big Connectivity" strategy and continued to drive ahead with the integrated development of the "four growth engines", alongside its initiatives to foster reforms and innovation and establish synergy across operations. The Group has placed a steadfast focus on enhancing its ability to achieve transformational development and sustainable growth, with meticulous preparation having gone into supporting its strategic plans.

KEY OPERATING DATA

	2017	2016	Change %
Mobile Business			
Customer Base (million)	**887**	849	4.5
Of Which: 4G Customer Base (million)	**650**	535	21.4
Net Additional Customers (million)	**38**	23	69.1
Of Which: Net Additional 4G Customers (million)	**114**	223	–48.6
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)	**366**	408	–10.2
Average Handset Data Traffic per User per Month (DOU) (MB/user/month)	**1,399**	697	100.9
Average Handset Data Traffic per 4G User per Month (DOU) (MB/user/month)	**1,756**	1,027	71.0
Average Revenue per User per Month (ARPU) (RMB/user/month)	**57.7**	57.5	0.3
Broadband Business			
Wireline Broadband Customer Base (million)	**113**	78	45.2
Of Which: Household Broadband Customer Base (million)	**109**	74	46.9
Wireline Broadband ARPU (RMB/user/month)	**35.1**	32.1	9.3
Household Broadband Blended ARPU (RMB/user/month)	**33.3**	28.3	17.5
Internet of Things ("IoT") Business			
IoT Smart Connections (million)	**229**	103	122.0

Annual Report 2017 27
BUSINESS REVIEW
OPERATING PERFORMANCE
The Group enjoyed ongoing market leadership in 2017. It continued to stay in a leading position in the 4G market, with the corresponding customer base recording a net addition of 114 million and approaching 650 million. Riding on the 121.3% increase in handset data traffic, revenue from wireless data traffic has, on a full-year basis, surpassed half of the Group’s total telecommunications services revenue for the first time. The Group’s broadband business achieved burgeoning development, with the household broadband customer base exceeding 109 million. The IoT business also witnessed notable growth with the number of IoT smart connections registering a net addition of 126 million to reach 229 million.
THE “FOUR GROWTH ENGINES” DELIVERING FAVORABLE MOMENTUM
Personal Mobile Market
Lying at the centre of market competition, 4G constitutes a core component of the Group’s “four growth engines”. The Group has striven to expand 4G business volume and scale, and at the same time reinforced business engagements with existing customers. Following these initiatives, the Group managed to maintain its leading position in the 4G market, coupled with an increase in development efficiency as reflected by the 73% 4G penetration rate of its mobile customers. The Group has also thoroughly cultivated customer value with measures to promote rapid growth of data traffic, and as a result, 4G handset customer DOU has reached 1.76GB. In addition, the Group has refined its terminal sales model, with more than 100 million 4G+ terminals being sold within its own sales network. At the same time, the Group has enhanced high definition VoLTE (Voice over LTE) services that enable implicit and automatic connection, and obtained a rapidly-expanding VoLTE customer base of 200 million.
Annual revenue from wireless data traffic accounted for >50% of total telecommunications services revenue for the first time

28 China Mobile Limited
BUSINESS REVIEW
Household Market
As an important area of growth amongst the “four growth engines”, the Group’s household market has been on a fast track of development. By consistently adopting a high-end marketing approach which aims at delivering products and services with enhanced network speed and quality and targeting at specific customer groups, the Group achieved a dual-increase in scale and value in this business line. With a net additional customers of more than
34.95 million, the Group managed to further narrow its gap between the market leader. The proportion of customers subscribing to products with bandwidth of 50Mbps or above has reached 68%. Meanwhile, the Group has also expedited the development of platform services and applications business, amongst which, the number of “Mobaihe” (a set-top box that provides high-definition video-on-demand service) customers has surpassed 57.25 million. Household broadband blended ARPU increased to RMB33.3, representing a year-on-year increase of 17.5%.
Corporate Market
Corporate telecommunications and informatization services continued to be a “blue ocean” sector demonstrating enormous growth potential. The Group has forged ahead with plans to enhance competitiveness in the corporate market and placed a special focus on developing key business areas. Revenues of the Group’s dedicated line services and IDC have increased by 30.8% and 85.9% respectively. The Group has also scaled up efforts to develop key vertical markets, providing enhanced industry informatization solutions to various business sectors including industry, agriculture, education, public administration, finance, transportation and healthcare. In an effort to further tap into the SME (Small and Medium Enterprise) market, the Group has also launched the “Double Speed” promotion campaign and “Broadband for Small- and Micro-enterprises” promotion products. In 2017, our revenue from corporate telecommunications and informatization services exceeded 36% of the total market.
Emerging Business
The emerging business is considered an important realm amongst the “four growth engines” as the Group ushers itself into the future. As the Group further refined its professional and strategic planning, it has redoubled its efforts to strengthen product development. The Group has experienced an ongoing expansion of digital business, and products such as MIGU, IoT and Internet continued to demonstrate growing competitiveness. At the same time, the Group has also scaled up efforts to promote the well-developed product lines. Revenues from “and-Video” and “and-Reading” increased by 67.2% and 10.3% respectively, and “and-Wallet” recorded a total annual transaction amount of more than RMB2.1 trillion. Spurred by the Group’s initiatives to accelerate the development of IoT business, the number of IoT smart connections registered a net addition of 126 million to reach 229 million. The Group has also expedited the use of industry applications, in which 9 of them have recorded respective annual revenues of more than RMB100 million, in particular, the annual revenue of “and-Education” has exceeded RMB4.0 billion.

Annual Report 2017 29
BUSINESS REVIEW
CONTINUOUSLY UPGRADING QUALITY AND SERVICE
“Quality is the lifeline for any telecommunications company”. At the heart of its operations is the Group’s unflagging pursuit of customer service excellence: its unwavering devotion to providing exceptional customer services and a relentless focus on its valued customers. The Group continued to honor this commitment in 2017 and strove to establish itself as a telecommunications operator with long-lasting prestige and reputation.
The Group has enhanced end-to-end customer perception and managed to maintain an industry-leading satisfaction rate on network quality amongst 4G customers. Data on-net hit rate has increased while video jam frequency has reduced by 66%. The Group has also strengthened the capacity of its contents network by implementing unified scheduling and pooling of contents within the entire network, increasing average download speed post contents distribution by 2.7 times. By implementing measures to protect customer information security and privacy, the Group has taken part to curb new types of unlawful behaviours and crimes taken place in the telecommunications networks, thus creating a healthy and safe telecommunications environment for customers.
Contribution of household and corporate markets to revenue growth increased

30 China Mobile Limited
BUSINESS REVIEW
The Group has no reservation about assuring quality and customer interests, and consistently seeks ways to raise the standard of customer services. With refined product offerings, the proportion of customers subscribing to flat-rate packages has increased by 20.2 percentage points. To satisfy customer demands, the Group has launched day passes and various content-type large data products (i.e.: the “As I Wish” product series). As service transformation deepened, traditional services have become more intelligent and Internet-based, nearly 60% of the Group’s key businesses were handled by its electronic channels.
DRUMMING UP SUPPORT FOR BUSINESS TRANSFORMATION
Proactively and comprehensively, the Group took into account the development needs of the “four growth engines” and strengthened its core competences by taking a number of initiatives with a special focus on spreading the tenets of “centralised management, operational specialisation, market-oriented mechanism, lean organisation structure and process standardisation”.
Network capability has scaled new heights. Boasting a total of 1.87 million 4G base stations, the Group set its sights on further enhancing its network coverage. The Group endeavoured to construct a quality full-fibre network, with the proportion of customers with fibre access exceeding 98%. While NB-IoT (Narrowband Internet of Things) has been launched in 346 cities allowing end-to-end scale commercial use, CDN (Content Delivery Network) has covered 340 cities in China. Meanwhile, the Group has constructed an addition of 73 POPs overseas, with international transmission bandwidth reached 23T.
Total number of connections reached 1,229 million
Mobile connections:
887 million
Wireline broadband connections:
113 million
IoT smart connections:
229 million

Annual Report 2017 31
BUSINESS REVIEW
The Group persistently bolstered its own core capabilities. With a product checklist, the Group has launched 43 products, all of which have showcased its core capabilities and were grouped under 4 major categories. It has also built a centralised big data platform, which has been utilized internally to establish big data application models and externally to promote products and services relating to network-wide tourism and finance. Additionally, the Group is at the forefront of 5G standard formulation and has become one of the companies taking charge of the most number of 5G projects in ITU and 3GPP, driving ahead with the international standard for 5G architecture.
The Group continuously fostered open co-operation. It worked closely and proactively with a number of external partners and, together, managed to create new products, services and capabilities. By grasping various cooperation opportunities with industry chain players, the Group has nurtured new competitive edges. The “1-3-9 Cooperative Initiatives” was launched during the year, aiming at promoting industry co-operation and sharing of expertise. In addition, the Group has expediated measures that promote public sharing of its more maturely developed service capabilities, in particular, the telecommunications capacity open platform has served more than 130,000 companies, and the centralised certification platform has, on average, processed 500 million accreditations daily.
ENHANCING CAPITAL EXPENDITURE EFFICIENCY
Taking a critical step on the road to transformation, the Group has evolved a two-pronged strategy to address the demands for high data traffic and high bandwidth brought about by the implementation of the “four growth engines”. While the Group will focus on laying a solid foundation for the scale development of its core business and upcoming market competition, it will, at the same time, strive to raise capital expenditure efficiency through sophisticated planning and sensible deployment of resources.
Actual capital expenditure amounted to RMB177.5 billion in 2017, which was spent on areas including 4G, transmission, broadband access, NB-IoT and IT support in order to back the development of the “four growth engines” and continuously strengthen network development capabilities. Capital expenditure to telecommunications services revenue ratio has fallen by 3.4 percentage points from 2016, representing an enhancement to capital expenditure efficiency.
At a reasonable pace, the Group will continue to prioritize investment choices with a refined direction in 2018, making ongoing enhancement to investment efficiency.
Resources will be mainly invested in areas that, amongst others, align with the Group’s endeavours to strengthen its competitive edge in the 4G network, establish a high-quality full-fibre broadband network, construct network infrastructure for the advance planning of future development and enhance IT integration capabilities, which are all central to the Group’s plan to underpin its market leading position in network capabilities and customer perception. For 2018, capital expenditure is planned to be RMB166.1 billion, representing a decrease of 6.4% from 2017. Capital expenditure to telecommunications services revenue ratio is expected to further go down.

Preparing for the Trend

34 China Mobile Limited

Financial Review

In 2017, with persistent efforts to drive ahead with the integrated development of the "four growth engines", the Group achieved encouraging results in the personal mobile market, household market, corporate customer market and emerging business. Business transformation has also yielded significant results, with revenue structure continuously optimized. Revenue from the telecommunications services business has overall demonstrated a favorable growth momentum with a growth rate above the industry average. The Group's position as a leading operator in the industry has been further consolidated.

The Group has continued to actively promote its low-cost, high-efficiency operation model, conducted resources utilization evaluation in key areas, and optimized its strategies, budget and performance-based salary management. The Group's operational efficiency has remained favorable with its net profit ratio increasing, thereby maintaining its profitability at the international first-class operators' level and continuously creating value for shareholders.

	2017	2016	Change
Operating revenue (RMB million)	**740,514**	708,421	4.5%
Revenue from telecommunications services (RMB million)	**668,351**	623,422	7.2%
Revenue from sales of products and others (RMB million)	**72,163**	84,999	–15.1%
EBITDA (RMB million)	**270,421**	256,677	5.4%
EBITDA margin	**36.5%**	36.2%	0.3pp
Profit attributable to equity shareholders (RMB million)	**114,279**	108,741	5.1%
Margin of profit attributable to equity shareholders	**15.4%**	15.3%	0.1pp
Basic earnings per share (RMB)	**5.58**	5.31	5.1%

OPERATING REVENUE

In 2017, operating revenue reached RMB740.5 billion, up by 4.5% compared to the previous year, of which revenue from telecommunications services was RMB668.4 billion, up by 7.2% compared to the previous year. The growth rate of revenue from telecommunications services reached a 6-year high.


DIVIDEND PAYOUT RATIO ROSE TO 48%, CREATING VALUE FOR SHAREHOLDERS

DIVIDEND PAYOUT RATIO ROSE TO 48%, CREATING VALUE FOR SHAREHOLDERS
Annual Report 2017 35
FINANCIAL REVIEW
Revenue from telecommunications services
(RMB million)
623,422
(53,031)
(497)
76,728
14,113
8,069
(453)
668,351
2016
Voice
SMS/MMS
Wireless data traffic
Wireline broadband
Applications and information services
Others
2017
Revenue from voice services
Due to the substitution effect of mobile Internet, the cancellation of handset domestic long-distances roaming tariffs and other factors, revenue from voice services continued to decline to RMB156.9 billion, down by an ever-accelerating rate of 25.3% compared to the previous year, representing 23.5% of revenue from telecommunications services, down by 10.2 percentage points compared to the previous year.
Revenue from data services
Revenue from data services was RMB493.4 billion, up by 24.9% compared to the previous year, representing 73.8% of revenue from telecommunications services, up by 10.5 percentage points compared to the previous year. The Group’s revenue structure was further optimized.
As a result of the Group’s continuous enrichment of its data products, enhancement of its precise marketing and deepening of its data traffic refined operation, data traffic business maintained a rapid growth. Revenue from wireless data traffic reached RMB364.9 billion, up by 26.6% compared to the previous year, and was the main engine of revenue growth. Wireless data traffic revenue as a proportion of revenue from telecommunications services rose to 54.6%, exceeding 50% on a full-year basis for the first time. SMS/MMS services revenue was RMB28.1 billion, down by 1.7% compared to the previous year.
The Group firmly adhered to the “higher speed, better quality and orientation” strategy, steadily improved the quality of its wireline broadband products and enhanced its market competitiveness, and generated growth in both customer base and value. Revenue from wireline broadband services reached RMB39.7 billion, up by 55.1% compared to the previous year, and became the main source of growth for the Group’s revenue.
The applications and information services made a breakthrough, with a rapid growth in dedicated lines, IDC, Internet of things, “and-video” and other businesses. Revenue from applications and information services was RMB60.7 billion, up by 15.3% compared to the previous year, representing a further substantiated scale of operation.
Revenue from sales of products and others
In order to provide customers with a broader offering of terminals with more diversified functions, the Group actively promoted the sale of handsets through open channels, so its sales of handsets continued to decrease. Revenue from the sales of products and others was RMB72.2 billion, down by 15.1% compared to the previous year. The Group’s terminal sale business mainly serves to facilitate the expansion of the core telecommunications services, and hence its profit contribution is relatively low.

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FINANCIAL REVIEW
China Mobile Limited

OPERATING EXPENSES

The Group continued to adhere to the principles of "forward-looking planning, effective resources allocation, rational investment and refined management" in cost control, strived to increase income and reduce expenditure, and maintained a favorable profitability.

In 2017, the Group's operating expenses were RMB620.4 billion, up by 5.1% compared to the previous year. Operating expenses represented 83.8% of operating revenue, and remained flat compared to the previous year after excluding the effects of increasing write-off and impairment of assets.

	2017 **RMB million**	2016 RMB million	Change
Operating expenses	**620,388**	590,333	5.1%
Leased lines and network assets	**46,336**	39,083	18.6%
Interconnection	**21,762**	21,779	–0.1%
Depreciation	**149,780**	138,090	8.5%
Employee benefit and related expenses	**85,513**	79,463	7.6%
Selling expenses	**61,086**	57,493	6.2%
Cost of products sold	**73,668**	87,352	–15.7%
Other operating expenses	**182,243**	167,073	9.1%

Leased lines and network assets

Leased lines and network assets expenses were RMB46.3 billion, up by 18.6% compared to the previous year and representing 6.3% of operating revenue. To maintain the Group's advantages in the quality and coverage of its networks, the towers leasing fee increased relatively rapidly to RMB36.9 billion, up by 31.3% compared to the previous year, and was the main reason for the increased leased lines fees. The leasing fees for TD-SCDMA network capacity were RMB1 billion, down by 61.2% compared to the previous year. The leasing fees of "Village Connect" assets were RMB2.5 billion, down by 8.9% compared to the previous year.


WITH EFFECTIVE COST MANAGEMENT,
PROFIT MARGIN PICKED UP

Annual Report 2017 37
FINANCIAL REVIEW

Interconnection

Interconnection expenses were RMB21.8 billion, down by 0.1% compared to the previous year and representing 2.9% of operating revenue.

Depreciation

Depreciation was RMB149.8 billion, up by 8.5% compared to the previous year and representing 20.2% of operating revenue, mainly because the Group has continued to maintain its high level of investments in recent years and has expanded its assets scale.

Employee benefit and related expenses

Employee benefit and related expenses were RMB85.5 billion, up by 7.6% compared to the previous year and representing 11.5% of operating revenue. The Group adjusted and optimized its personnel structure, and reallocated its compensation and incentives in favor of primary frontline employees, leading to an increase in employee benefit and related expenses.

Selling expenses

Selling expenses were RMB61.1 billion, up by 6.2% compared to the previous year and representing 8.3% of operating revenue. The Group actively promoted the transformation of its marketing model, enhanced its precision marketing to customers, and endeavored to improve the efficiency of its utilization of marketing resources. The ratio of selling expenses to telecommunications services revenue remained industry-leading.

Cost of products sold

Cost of products sold was RMB73.7 billion, down by 15.7% compared to the previous year, of which handset subsidies were RMB9.7 billion, down by 4.1% compared to the previous year. With the Group's promotion of the sale of handsets through open channels, cost of products sold decreased.

Other operating expenses

Other operating expenses were RMB182.2 billion, up by 9.1% compared to the previous year and representing 24.6% of operating revenue. Among these, maintenance expenses, operating lease charges and utilities expenses totaled RMB101.4 billion, up by 2.2% compared to the previous year, due mainly to the expansion of assets scale and increase in resources prices. In order to support network transformation, business innovation and implementation, the Group increased its expenses in operation support, research & development and related cost, which totaled RMB38.0 billion, up by 17.7% compared to the previous year. Administrative expenses such as conference, office, travelling and business entertainment expenses were RMB3.2 billion, remaining flat. Besides, according to the change of 2G network utility and volume of VoLTE, the Group has made provisions for the impairment of 2G wireless network equipment amounting to RMB10.45 billion.

PROFITABILITY

Thanks to favorable revenue growth and cost management, in 2017, the Group's profitability continued to be industry-leading. Profit from operations was RMB120.1 billion, up by 1.7% compared to the previous year. EBITDA was RMB270.4 billion and EBITDA margin was 36.5%, up by 0.3 percentage points compared to the previous year. Profit attributable to equity shareholders was RMB114.3 billion and its margin was 15.4%.

	2017 RMB million	2016 RMB million	Change
Profit from operations	**120,126**	118,088	1.7%
Other gains	**2,389**	1,968	21.4%
Interest income	**15,883**	16,005	–0.8%
Finance costs	**210**	235	–10.6%
Share of profit of investments accounted for using the equity method	**9,949**	8,636	15.2%
Taxation	**33,723**	35,623	–5.3%
Profit attributable to equity shareholders	**114,279**	108,741	5.1%

38 China Mobile Limited
FINANCIAL REVIEW

CAPITAL STRUCTURE

The Group's financial position continued to remain steady. As at the end of 2017, total assets and total liabilities were RMB1,522.1 billion and RMB533.2 billion respectively. Liabilities-to-assets ratio was 35.0%.

The Group redeemed the RMB guaranteed bonds issued by Guangdong Mobile in October 2017. The Group consistently and firmly adhered to its prudent financial risk management policies and maintained sound repayment capabilities. The effective average interest rate of borrowings was 4.50% and the effective interest coverage multiple was 631 times.

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million	Change
Current assets	**558,196**	586,645	-4.8%
Non-current assets	**963,917**	934,349	3.2%
Total assets	**1,522,113**	1,520,994	0.1%
Current liabilities	**529,982**	536,389	-1.2%
Non-current liabilities	**3,250**	2,467	31.7%
Total liabilities	**533,232**	538,856	-1.0%
Non-controlling interests	**3,245**	3,117	4.1%
Total equity attributable to shareholders	**985,636**	979,021	0.7%
Total equity	**988,881**	982,138	0.7%

FUND MANAGEMENT AND CASH FLOW

The Group consistently and firmly adhered to its sound and prudent financial policies and stringent fund management systems and strived to maintain a healthy cash flow level, thereby ensuring the safety and integrity of its funds through its highly centralized management of investing and financing activities. Meanwhile, the Group continued to reinforce its centralized fund management efforts and made appropriate allocations of its funds, thereby enhancing the efficiency of funds utilization.

In 2017, the Group's cash flow remained healthy. Net cash inflow from operating activities, net cash outflow from investing activities and net cash outflow from financing activities were RMB245.5 billion, RMB106.5 billion and RMB108.2 billion, respectively. Free cash flow was RMB68.0 billion, up by 2.4% compared to the previous year. As at the end of 2017, the Group's cash and bank balances were RMB407.2 billion, of which 97.5%, 1.4% and 1.1% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively. The steady fund management and healthy cash flow provided a solid foundation for the sustainable healthy development of the Group.

	2017 RMB million	2016 RMB million	Change
Net cash inflow from operating activities	**245,514**	253,701	-3.2%
Net cash outflow from investing activities	**106,533**	194,523	-45.2%
Net cash outflow from financing activities	**108,231**	48,958	121.1%
Free cash flow	**67,981**	66,410	2.4%

CREDIT RATINGS

Currently, the Company's corporate credit ratings are equivalent to China's sovereign credit ratings, namely, A+/Outlook Stable from Standard & Poor's and A1/Outlook Stable from Moody's. These ratings reflect that the Group's sound financial strength, favorable business potential and solid financial management are highly recognized by the market.

Annual Report 2017
39
Corporate Governance Report
Our goal has always been to enhance our corporate value, maintain our sustainable long-term development and generate greater returns for our shareholders. In order to better achieve the above objectives, we have established good corporate governance practices following the principles of integrity, transparency, openness and efficiency, and have implemented sound governance structure and measures. We have established and improved various policies, internal controls and other management mechanisms and procedure for the key participants involved in good corporate governance, including shareholders, board of directors and its committees, management and staff, internal auditors, external auditors and other stakeholders (including our customers, local communities, industry peers, regulatory authorities, etc.).
In addition, as a company listed in both Hong Kong and New York, we also set forth in this report a summary of the significant differences between the corporate governance practices of the Company and the corporate governance practices required to be followed by U.S. companies under the NYSE’s listing standards.
COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE
Our Board of Directors (the “Board”) is responsible for performing the corporate governance duties and setting out the terms of reference on corporate governance functions. Throughout the financial year ended 31 December 2017, the Company has complied with all other code provisions of the Corporate Governance Code (the “CP”) as set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), except the followings:
“The Company and its directors (including independent non-executive directors (“INEDs”)) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at our annual general meetings (the “AGM”) every three years, and all newly-appointed directors are subject to re-election by shareholders at the first annual general meeting after their appointment.”
We require our Board, the Board committees and other internal organs to strictly comply with their internal procedures in accordance with the principles of the CP. The following are the major respects in which China Mobile meets or exceeds the principles of the CP:
More than one-third of the Board (4 out of 8) are INEDs.
China Mobile discloses the interests of its directors and senior management in the shares of China Mobile and their confirmation of compliance with the “Model Code for Securities Transactions by Directors of Listed Issuers” set out in Appendix 10 to the Hong Kong Listing Rules (the “Model Code”).
We publish the terms of reference and membership of the board committees on the Company’s and the HKEX’s websites.
All members of our board committees are INEDs, with appropriate professional qualifications and/or expertise in finance, business management, accounting, legal and compliance.
China Mobile provides trainings to its directors and management on an annual basis.
Each director discloses to the Company at the time of his appointment and then annually for any change of, his position holding in any public companies or organizations and other significant commitments.
China Mobile publishes a Sustainability Report along with its annual report for eleven consecutive years, reporting its performance on ESG issues, which, in many respects, exceed the terms of the ESG Reporting Guide set out in Appendix 27 to the Listing Rules.

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CORPORATE GOVERNANCE REPORT
China Mobile Limited
We give more than 20 working days’ notice for our AGMs.
Our CEO and CFO shall make annual written statements to the United States Securities and Exchange Commission (“US SEC”), and our management shall make annual back-up certifications to the Company, confirming their personal responsibilities with respect to a series of risk management and internal controls.
Our Audit Committee conducts annual evaluation with respect to the effectiveness of risk management and internal control and procedures, and publishes its results.
The Company and its operating subsidiaries have set up internal audit departments, which independently audit the business units of the Company and its operating subsidiaries.
SHAREHOLDERS
The Company is established in Hong Kong and owned by all shareholders. Our ultimate controlling shareholder is CMCC, which, as of 31 December 2017, indirectly held approximately 72.72% of the total number of issued shares of the Company. The remaining approximately 27.28% of the total number of issued shares were held by public investors. During 2017, there is no change in the Articles of Association (the “Articles”) of the Company, which are available on our website and the HKEXnews website.
Shareholder Rights
According to the Articles and the Companies Ordinance (Cap 622 of the Laws of Hong Kong) (the “Hong Kong Companies Ordinance”), shareholders holding the requisite voting rights may: (i) move a requisition to move a resolution at the AGM; (ii) requisition to convene an extraordinary general meeting (the “EGM”); and (iii) propose a person other than a retiring director for election as a director at a general meeting. Such details and procedures are available in our website.
Shareholders may make inquiries in writing to the Board. The requisition must be deposited at our registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong (the “Registered Office”), for the attention of the Company Secretary, providing sufficient contact information so that such inquiries can be properly handled. In addition, shareholders may also raise their concerns and suggestions in the Q&A session at our AGMs.
I. Requisition to move a resolution at an AGM
The Company holds a general meeting as its AGM every year, which is usually held in May. In accordance with section 615 of the Hong Kong Companies Ordinance, a requisition to move a resolution at the AGM may be submitted by:
(i) any number of shareholders representing not less than one-fortieth (1/40th) of the total voting rights of all shareholders having the right to vote on that resolution at the AGM; or
(ii) not less than 50 shareholders having the right to vote on that resolution at the AGM.
The requisition must identify the resolution and must be signed by all the requisitionists. The requisition must be deposited at the Registered Office, for the attention of the Company Secretary, not later than:
(i) 6 weeks before the AGM to which the request relates; or
(ii) if later, when the Notice of AGM is dispatched.

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CORPORATE GOVERNANCE REPORT

II. Requisition to convene an EGM
Shareholders holding not less than one-twentieth (1/20th) of the total voting rights of all the members having a right to vote at general meetings of the Company can deposit a requisition to convene an EGM pursuant to sections 566 to 568 of the Hong Kong Companies Ordinance. The requisition must state the general nature of the business to be dealt with at the meeting, and must be signed by the requisitionists. The requisition must be deposited at our Registered Office for the attention of the Company Secretary.

III. Proposing a person other than a retiring director for election as a director at a general meeting
If a shareholder wishes to propose a person other than a retiring director for election as a director at a general meeting, he/she must lodge a written notice to that effect at our Registered Office for the attention of the Company Secretary. The written notice must state the full name and biographical details of the person proposed for election as a director as required by Rule 13.51(2) of the Hong Kong Listing Rules and signed by such shareholder. A written notice signed by the person proposed for election as a director indicating his/her willingness to be elected must also be lodged with the Company. The above shall be dispatched during a period of not less than seven days commencing no earlier than the dispatch of the notice of the AGM and at least seven days before the date of the AGM.

For requesting the Company to circulate to shareholders a statement with respect to a matter mentioned in a proposed resolution or any other business to be dealt with at a general meeting, shareholders are requested to follow the requirements and procedures as set out in section 580 of the Hong Kong Companies Ordinance.

Shareholder Value and Communication

The Company's established principle is to strive to create value and bring favorable returns for shareholders. The Company believes that our industry-leading profitability and ability to generate healthy cash flow will provide sufficient support for the Company's future development while continuing to create higher value for our shareholders.

Financial Year		Ordinary Dividend Per Share (HKD)	Special Dividend Per Share (HKD)	Total Dividend Per Share (HKD)	Dividend Payout Ratio
2017	final[1]	1.582	–	6.405	48%[3]
	interim	1.623	3.200[2]		
2016	final	1.243	–	2.732	46%
	interim	1.489	–		
2015	final	1.196	–	2.721	43%
	interim	1.525	–		
2014	final	1.380	–	2.920	43%
	interim	1.540	–		
2013	final	1.615	–	3.311	43%
	interim	1.696	–		

1 Pending approval at the AGM.

2 Being a special dividend of HK$3.200 per share in celebration of the 20th anniversary of our public listing.

3 Excluding the special dividend in celebration of the 20th anniversary of our public listing.

To ensure the effective communications between the Company and its shareholders, we have formulated the communication policies with shareholders. We regularly review these policies to ensure its effectiveness. We have established an investor relations department, dedicated to provide necessary information and services to, and communicate with, shareholders and investors and other participants in the capital market, to maintain an active dialogue with them and make sure they are fully informed of the Company's operation and development.

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CORPORATE GOVERNANCE REPORT
China Mobile Limited
We use a number of formal channels to report to shareholders on the performance and operations of the Company, particularly through our annual and interim reports. Generally, when announcing interim results, annual results or any major transactions in accordance with the relevant regulatory requirements, the Company arranges investment analyst conferences, press conferences and investor telephone conferences to explain the relevant results or major transactions to the shareholders, investors and the general public, listen to their opinions and address any questions that they may have. In addition, the Company adheres to the practice of voluntarily disclosing on a quarterly basis certain key, unaudited operational and financial data, and on a monthly basis the net increase in the number of customers on its website to further increase the Group’s transparency and to provide shareholders, investors and the general public with additional information so as to facilitate their understanding of the Group’s operations.
The Company maintains close communication with investors through investment conferences, one-on-one meetings, video-conferencing and other forms of exchange interaction to timely deliver our operating conditions to the capital markets. In 2017, our management attended 16 investor conferences and 285 routine investor meetings, met with 681 investment institutions and 916 investors in total. We will continue our efforts to enhance the investor relations work.
The Company also attaches high importance to the AGMs, and makes substantial efforts to enhance communications between the Board and the shareholders. At the AGMs, the Board always makes efforts to fully address the questions raised by shareholders. In 2017, we held our AGM on 25 May 2017 (Thursday) in the Ballroom, InterContinental Hong Kong, 18 Salisbury Road, Kowloon, Hong Kong. The major items discussed and the percentage of votes cast in favor of the resolutions are set out as follows:
1. The review and consideration of the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2016 (99.9557%);
2. The declaration of a final dividend for the year ended 31 December 2016 (99.9576%);
3. The re-election of Mr. DONG Xin as executive director (99.3620%);
4. The re-election of Mr. Frank WONG Kwong Shing, Dr. Moses CHENG Mo Chi, Mr. Paul CHOW Man Yiu, Mr. Stephen YIU Kin Wah as INEDs (90.2313% to 99.8895%);
5. The re-appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP (hereinafter collectively as “PwC”) as auditors of the Group for Hong Kong financial reporting and US financial reporting purposes, respectively, and authorizing the Board to fix their remuneration (99.8085%);
6. To give a general mandate to the directors of the Company to buy back shares in the Company not exceeding 10% of the number of issued shares (99.9113%);
7. To give a general mandate to the directors of the Company to allot, issue and deal with additional shares in the Company not exceeding 20% of the number of issued shares (83.5779%);
8. To extend the general mandate granted to the directors of the Company to allot, issue and deal with shares by the number of shares bought back (84.0614%).
All resolutions were duly passed at the 2017 AGM. As at the date of the AGM, the number of issued shares of the Company was 20,475,482,897 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. No shareholders were required to abstain from voting on the resolutions proposed at the AGM. Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for vote-taking at the AGM. Poll results were announced at the meeting and on the websites of the Company and the HKEXnews on the day of the AGM.

Annual Report 2017 43
CORPORATE GOVERNANCE REPORT
Shareholders’ Calendar
The following table sets out the tentative key dates for our shareholders for the financial year ending 31 December 2017. Such dates are subject to change pursuant to actual situations. Shareholders should note our announcements issued from time to time.
FY 2018 Shareholders’ Calendar
22 March Announcement of final results and final dividend for the financial year ended 31 December
2017
13 April Upload of 2017 annual report on the websites of the Company and the HKEX
16 April Dispatch of 2017 annual reports to shareholders
17 May 2018 AGM
End of June Payment of final dividend for the financial year ended 31 December 2017
Mid-August Announcement of interim results and interim dividend for the six months ending 30 June
2018, if any
End of September Payment of interim dividend for the six months ending 30 June 2018, if any
THE BOARD OF DIRECTORS AND THE BOARD COMMITTEES
The Board of Directors
The key responsibilities of the Board include, among others, formulating the Group’s overall strategies, setting management targets, monitoring internal controls and financial management, supervising the performance of our management, developing and reviewing the policies and practices of corporate governance (the Terms of Reference of its corporate governance function are available on the websites of our Company and the HKEXnews), while day-today operations and management are delegated by the Board to the executives of the Company. The Board operates in accordance with established practices (including those relating to reporting and supervision).
The Board currently comprises eight directors, namely Mr. SHANG Bing (Chairman), Mr. LI Yue (Chief Executive Officer), Mr. SHA Yuejia and Mr. DONG Xin as executive directors, and Mr. Frank WONG Kwong Shing, Dr. Moses CHENG Mo Chi, Mr. Paul CHOW Man Yiu and Mr. Stephen YIU Kin Wah as INEDs. The list of directors and their role and function is available on the websites of our Company and HKEXnews. The biographies of our directors are presented on pages 8 to 11 of this annual report and on our website.
Mr. LIU Aili has resigned from his positions as an Executive Director and Vice President of the Company with effect from 29 September 2017 by reason of reassignment of work. Mr. Liu has confirmed that there is no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

44
China Mobile Limited
CORPORATE GOVERNANCE REPORT

Board meetings are held at least once a quarter and as and when necessary. Directors are requested to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board at Board meetings and withdraw from the meetings as appropriate. During the financial year ended 31 December 2017, the Board met on four occasions and the directors' attendances at the meetings are as follows:

	Board of directors	Audit committee	Remuneration committee	Nomination committee	AGM
INEDs					
Mr. Frank WONG Kwong Shing	4	5	1	1	1
Dr. Moses CHENG Mo Chi	4	5	1	1	1
Mr. Paul CHOW Man Yiu	4	5	1	1	1
Mr. Stephen YIU Kin Wah[4]	4	4	–	–	1
Executive Directors					
Mr. SHANG Bing (Chairman)	4	–	–	–	1
Mr. LI Yue (CEO)	4	–	–	–	1
Mr. LIU Aili[5]	3	–	–	–	1
Mr. XUE Taohai[4]	–	–	–	–	–
Mr. SHA Yuejia	4	–	–	–	1
Mr. DONG Xin[4] (CFO)	4	–	–	–	1

[4] With effect from 23 March 2017, (i) Mr. Yiu was appointed as an INED and member of our Audit Committee; (ii) Mr. Dong was appointed as an executive director, vice president and CFO of the Company; and (iii) Mr. Xue resigned from his positions as an Executive Director, Vice President and CFO of the Company. The 4 Board meetings and the AGM in 2017 were held after the above changes of Board members.

[5] Mr. Liu resigned from his positions as an executive director and vice president of the Company with effect from 29 September 2017. 3 out of 4 board meetings in 2017 were held while Mr. Liu was still in office.

All board meetings and committee meetings were attended by the directors in person or by telephone or video conferencing. In 2017, the Board has met and discussed the matters relating to the annual results, interim results, continuing connected transactions, annual investment status, adjustments to the composition of the Board and its committees, sustainability report and others. In addition, the Board reviewed and approved our quarterly results by means of written resolutions.

The Board is responsible for performing the corporate governance duties and setting and reviewing the terms of reference on corporate governance functions, which you may review or download on our company website, as well as our corporate governance policies and practices. In 2017, the Board met and discussed our corporate governance report.

Annual Report 2017 45
CORPORATE GOVERNANCE REPORT
The Board has adopted a Board Diversity Policy since 2013. In considering the composition of the Board, diversity will be considered from a number of perspectives in accordance with our business model and specific needs, including professional experience and qualifications, regional and industry experience, educational and cultural background, skills, industry knowledge and reputation, knowledge of the laws and regulations applicable to the Group, gender, ethnicity, language skills and length of service etc. Such perspectives shall be taken into account in determining the optimal composition of the Board and be considered on a case-by-case basis in light of the actual circumstances of the Company.
To ensure the timely disclosure of any change of directors’ personal information, we have set up a specific communication channel with each of our directors. There is no financial, business, family or other material relationships among members of the Board. The Company purchases a directors and officers’ liabilities insurance on behalf of its directors and officers and reviews the terms of such insurance annually.
In compliance with the requirement of Hong Kong Listing Rules, the Company has received a confirmation of independence from each of our INEDs, namely Mr. Frank WONG Kwong Shing, Dr. Moses CHENG Mo Chi, Mr. Paul CHOW Man Yiu and Mr. Stephen YIU Kin Wah, and considers them to be independent. The Board is of the view that they not only are able to completely fulfill their responsibilities as an INED, but will also continue to play a role and contribute to our Board Committees. They being our INEDs will benefit the Company and all shareholders as a whole.
The directors have disclosed to the Company the positions held by them in other listed public companies or organizations or associated companies, and the information regarding their directorships in other listed public companies in the last three years is set out in the biographies of directors and senior management on pages 8 to 11 of this annual report and on the Company’s website.
All our directors confirmed that they have complied with Paragraph A.6.5 of the Corporate Governance Code with respect to directors’ training. Throughout the financial year ended 31 December 2017, we provided internal training for our executive directors and officers, and arranged site visits to our Global Network Center and training on our businesses for our INEDs. All our directors including newly-appointed directors Mr. Dong Xin and Mr. Stephen YIU Kin Wah attended trainings during the year.
The Company has adopted the Model Code set out in Appendix 10 to the Hong Kong Listing Rules to regulate the directors’ securities transactions. Save and except for the interests disclosed in the report of the directors on page 56 of this annual report, none of the directors had any other interest in the shares of the Company as of 31 December 2017. All directors have confirmed, following specific enquiry by the Company that they have complied with the Model Code during the period between 1 January 2017 and 31 December 2017.
The directors of the Company are responsible for the preparation of the consolidated financial statements of the Company. The Company has received acknowledgments from the directors of their responsibility for preparing the financial statements and the declaration by the auditors of the Company about their reporting responsibilities. For the reporting responsibilities of the auditors with respect to our financial statements, please refer to the Independent Auditor’s Report on pages 65 to 70 in this annual report.
THE BOARD COMMITTEES
The Board currently has three principal board committees, which are the Audit Committee, the Remuneration Committee and the Nomination Committee, and all of which are comprised solely of INEDs. With the appointment and authorization of the Board, each of the board committees operates under its written terms of reference. The terms of reference of the board committees are available on the HKEXnews’ and the Company’s websites, and can be obtained from the Company Secretary upon written request.

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CORPORATE GOVERNANCE REPORT
China Mobile Limited
Audit Committee
Membership
The current members of the Company’s Audit Committee are Mr. Frank WONG Kwong Shing (chairman), Dr. Moses CHENG Mo Chi, Mr. Paul CHOW Man Yiu and Mr. Stephen YIU Kin Wah, who are all INEDs. The members of our Audit Committee possess professional qualifications in areas including finance, accounting and laws and have many years of experience and expertise in finance, legal and regulatory and/or business management.
Responsibilities
The duties of our Audit Committee are to be primarily responsible for, among other things, making recommendations to the Board on the appointment, re-appointment and removal of external auditors, approving the remuneration and terms of engagement of external auditors, dealing with any questions of resignation or dismissal of such auditors; reviewing and monitoring external auditors’ independence and objectivity and the effectiveness of the audit process in accordance with applicable standards; developing and implementing policies on the engagement of external auditors to provide non-audit services; monitoring the integrity of financial statements of the Company and the annual reports and accounts, interim report and, if prepared for publication, quarterly reports, and reviewing significant financial reporting judgments contained in them; and overseeing the Company’s financial reporting system, risk management and internal control procedures.
Work Done in 2017
In 2017, the Audit Committee met on five occasions and the attendance of each member is disclosed on page 44 of this annual report. In addition, the Audit Committee met with the external auditors for three times in 2017 and one of such meeting was held without any executive directors being present.
In 2017, the principal work performed by the Audit Committee includes:
reviewed and approved the financial statements and annual results the report of the directors, financial review and final dividend for the financial year ended 31 December 2016;
reviewed and approved our 2016 Annual Report on Form 20-F, which was filed with the US SEC;
reviewed and approved the 2016 conflict mineral report to be filed with the US SEC;
reviewed and approved the interim results and interim dividend for the six months ended 30 June 2017;
reviewed and approved the budgets and remuneration of the external auditors;
reviewed and approved the assessment report on the disclosure controls and procedures;
reviewed and approved the internal control assessment report;
reviewed and approved the report on the revision of the Articles of Internal Audit;
reviewed and approved the 2017 internal audit project plan and budget for external engagements;
reviewed and approved the 2017 overall risk management report;
reviewed and approved the 2016 evaluation report on accounting and financial reporting system;
reviewed and approved the report on compliance with relevant laws and regulations in 2016; and
reviewed and approved various internal audit reports.
In 2017, our Audit Committee has completed its review on risk management and internal control systems and their enforcement, and confirmed its discharge of its duties and responsibilities.

Annual Report 2017 47
CORPORATE GOVERNANCE REPORT
Remuneration Committee
Membership
The current members of the Company’s Remuneration Committee are Dr. Moses CHENG Mo Chi (chairman), Mr. Frank WONG Kwong Shing and Mr. Paul CHOW Man Yiu, who are all INEDs.
Responsibilities
The duties of the Remuneration Committee are, among others, to make recommendations to the Board on the remuneration packages of individual executive directors and senior management, including benefits in kind, pension rights and compensation payments including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of non-executive directors; to review and approve the management’s remuneration proposals with reference to corporate goals and objectives resolved by the Board from time to time; to review and approve compensation payable to executive directors and senior management for any loss or termination of office or appointment, and compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms; to ensure that no director or any of his associates is involved in deciding his own remuneration; to make recommendations to the Board on the policy and structure for remuneration of all directors, senior management and employees including salaries, incentive schemes and other share option schemes, and on the establishment of formal and transparent procedures for developing remuneration policy; to make recommendations to the Board on disclosure of directors’ remuneration in the annual report (if applicable) sent by the Board to the shareholders; to make recommendations to the Board annually on whether the shareholders shall be requested to approve the policies set out in the report on directors’ remuneration (if applicable) at the AGM.
Work Done in 2017
In 2017, the Remuneration Committee met once, during which the committee:
considered and approved the remuneration package and other terms of appointment of the newly appointed directors, and resolved to approve the target and realized amounts of annual appraisal indicators of senior management.
Nomination Committee
Membership
The current members of the Company’s Nomination Committee are Mr. Paul CHOW Man Yiu (chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all INEDs.
Responsibilities
The duties of the Nomination Committee, among other things, are to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the corporate strategy; to identify individuals suitably qualified to become board members and select or make recommendations to the Board on the selection of, individuals nominated for directorships; to assess the independence of independent non-executive directors; to make recommendations to the Board on the appointment or reappointment of directors and succession planning for directors, in particular the Chairman and the Chief Executive Officer.
Work Done in 2017
In 2017, the Nomination Committee met once, during which the committee approved the selection and nomination procedures, and recommended the Board to approve the appointment of new directors.

48
CORPORATE GOVERNANCE REPORT
China Mobile Limited
REMUNERATION, APPOINTMENT AND ROTATION OF DIRECTORS
The Remuneration Committee is responsible for determining the remuneration packages of all executive directors and senior management. The remuneration package of our executive directors consists of a basic salary, a performance-linked annual bonus and a term incentive. The remuneration of independent non-executive directors is determined in part by reference to their experience, the prevailing market conditions and their workload as independent non-executive directors and members of the board committees of the Company. Please refer to note 9 to the consolidated financial statements on page 95 of this annual report for directors’ and senior management’s remuneration in 2017.
Currently, executive directors are mainly selected internally within the Group from executives who have considerable years of management experience and expertise in the telecommunications industry, whereas for the identification of non-executive directors, importance is attached to the individual’s independence as well as his or her experience and expertise in finance and business management, and taking into consideration the requirements of the jurisdictions where the Company is listed and the structure and composition of the Board. The Nomination Committee identifies, reviews and nominates, with diligence and care, individuals suitably qualified as board members of the Company before making recommendations to the Board for their final appointment.
All newly-appointed directors receive a comprehensive induction of directors’ duties to make sure that they have a proper understanding of the operations and business of the Company, and that they are fully aware of their responsibilities as a director, the listing rules of the stock exchanges on which the Company is listed, applicable laws and regulations, and the operation and governance policies of the Company. All newly-appointed directors are subject to re-election by shareholders at the first annual general meeting after their appointment. Every director is subject to retirement by rotation and needs to stand for re-election at least once every three years.
In 2017, the nomination and appointment of Mr. Stephen YIU Kin Wah and Mr. DONG Xin was conducted in accordance with the above standards and procedures. As proposed by the Board, each of Mr. Dong and Mr. Yiu will receive an annual director’s fee of HK$180,000 as approved by the shareholders of the Company, and Mr. Yiu will also receive an annual fee of HK$150,000 as a member of the Audit Committee of the Company. Such fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration has been determined by the Board with reference to their respective duties, responsibilities and experience, prevailing market conditions and so forth. Mr. Dong has voluntarily waived his annual director’s fee of HK$180,000.
MANAGEMENT AND EMPLOYEES
The task of the Company’s management is to implement the strategy and direction as determined by the Board, and to take care of day-to-day operations and functions of the Company. The division of responsibilities among our Chief Executive Officer and other members of the senior management is set out in the biographies of directors and senior management on pages 8 to 11 of this annual report and on the Company’s website.
Our management is required to adhere to certain business principles and ethics while performing management duties. For the purpose of promoting honest and ethical conducts and deterring wrongdoings, the Company, in 2004, adopted a code of ethics, which is applicable to our chief executive officer, chief financial officer, deputy chief financial officer, assistant chief financial officer and other designated senior officers of the Group, in accordance with the requirements of the SOX Act. In the event of a breach of the code of ethics, the Company may take appropriate preventive or disciplinary actions after consultation with the Board. The code of ethics has been filed with the U.S. SEC as an exhibit to our annual report on Form 20-F for the financial year ended 31 December 2003, which may also be viewed and downloaded from our website.
The Company established an on-going disclosure control procedure to formulate potential insider dealings. Our CEO and CFO have a personal obligation to maintain the effectiveness of the disclosure controls and internal controls over financial reporting, and to report to the Audit Committee and the external auditor any significant changes, deficiencies and material weaknesses in, and fraud related to, such controls. Besides, the Company provides directors’ monthly reports to board members giving the latest development of the Company to enable them to discharge their duties.

Annual Report 2017 49
CORPORATE GOVERNANCE REPORT
To prevent and discipline corruption, we further refined our management system and business processes to improve internal control and prevent risks, enhancing anti-corruption education. We have formulated the Anti-Bribery Guidance for employees to learn more about business bribery and how to deal with it. In 2017, the Company continued to implement the “Safeguarding Compliance” program. We refined the compliance management scope of the Audit and Risk Management Committee and demarcated the compliance responsibilities for different levels pursuant to the China Mobile Compliance Management Measures. We also organized trainings on compliance risk prevention, which have covered 95% of all legal personnel of the Group. Moreover, we extended our compliance philosophy and initiatives to our business partners by means of due diligence, qualification review, contractual performance control, ex-post evaluation, compliance commitment and others. In addition, we established and furthered company policies on honest practices and punishing corruption such as Guiding Opinions on the construction of Anti-Corruption Culture in China Mobile, China Mobile Anti-Corruption Commitment, China Mobile Regulations on Staff Discipline and Violations, Administrative Measures of Registration and Turn-in of Gifts Staff received, Accountability Implementation Measures for China Mobile Managers. We assessed the whole procedure of the entire chain by our 4-in-1 anti-corruption system combining education, prevention, punishment and accountability. Meanwhile, we further strengthened our internal audit to make sure all issues found in auditing process shall be raised with rectification requirement. To major violation and loss cases in audit findings, the Company shall hold the relevant personnel accountable.
We revised and improved our decision-making policies and implementation method, refined our major issue catalogue and criteria to prevent risks in decision-making. We strengthened the inspection mechanism, especially on key areas such as procurement biddings to look for loopholes in our management system and resolve them and urge for honest operation, healthy development, good performance and shareholders’ interests protection.
For whistle blowing, the Company has set an e-mail account (jubao@chinamobile.com), CEO mailbox, a telephone hotline (010-52616186), fax and other channels to encourage employees and the public to raise concerns about misconducts, malpractices or irregularities in any matters related to the Company. The Company will keep the whistleblowers’ personal information strictly confidential to protect his/her rights, and carefully verify and investigate issues reported.
INTERNAL AUDIT
IA Dept. conducts independent and objective confirmation and provides consulting services in respect of the appropriateness, compliance and effectiveness of the Company’s business activities, internal controls and risk management by applying systematic and standardized auditing procedures and methods. The IA Dept. also assists the Company in improving the effectiveness of corporate governance, risk management and control process, with an aim to increasing its corporate value, improving its operations, promoting its sustainable and healthy development as well as contributing to the achievement of its strategic objectives.
The Company and its operating subsidiaries have set up internal audit departments, which independently audit the business units of the Company and its operating subsidiaries. The head of the IA Dept. directly reports, four times a year, to the Audit Committee which, in turn, reports to the Board regularly. The Board and Audit Committee give instructions with respect to internal auditing. The IA Dept. regularly reports to the senior management for auditing resources and authorization as well as deployment of rectification. The IA Dept. has unrestricted access to the relevant businesses, assets, records and personnel in the course of performing their duties.

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CORPORATE GOVERNANCE REPORT
China Mobile Limited
The IA Dept. establishes an internal audit scope and framework and carries out risk investigations on an annual basis. According to the results of the risk investigations, the IA Dept. formulates an internal audit project rolling plan and an annual audit plan and, together with the Audit Committee and the Board, reviews and approves the annual audit plan and resources allocation. The annual audit plan of the internal audit department covers various areas, namely financial, internal controls, information systems and risk assessment audits. For financial audit, the IA Dept. reviews and assesses the truthfulness, accuracy, compliance and efficiency of the Company’s financial activities and financial information as well as the management and utilization of the Company’s capital and assets. For internal controls audit, the IA Dept. audits and assesses the effectiveness in the design and implementation of the Company’s internal control system. According to the requirements under the Corporate Governance Code of Hong Kong Listing Rules, section 404 of the SOX Act and Mainland China laws and regulations, the IA Dept. organizes and performs audit assessment on the internal control over financial and non-financial reporting of the Group covering all material areas of financial, operation and compliance controls, on an annual basis, to provide assurance for the Company’s management in its issuance of the internal control assessment report. The information systems audit focuses on reviewing and assessing the information systems, information technology applications, information security and the related internal controls and procedures. The IA Dept. shall report to the senior management and the Board on an interim and annual basis. At the same time, the IA Dept. carries on special projects and investigations in response to requests from the Company’s management or the Audit Committee or if otherwise required. In addition, without prejudice to its independence, if requested by the Company’s management and as required by business needs, the IA Dept. provides management advice or consultancy services by making use of audit resources and audit information to facilitate the Company’s decision-making and operational management.
The IA Dept. makes improvement recommendations in respect of its findings in the course of the audits and requests the management to undertake and to confirm the implementation plan, the methods and the timing. It regularly monitors the status of the implementation of the recommendations to ensure their completion.
In 2017, we actively promoted our internal audit reform, revised and issued the Articles of Internal Audit with more specific provisions on internal audit definitions and tasks, reporting mechanism, internal audit agency settings and staffing requirements, among others. Audit Divisions directly administered by the Headquarters have been set up in Tianjin, Wuhan and Chengdu and put in full operation, thereby further strengthening the audit function and independence of the Headquarters.
In 2017, focusing on key operational management, we further strengthened our audit on 4G services, home broadband services, business outsourcing, information security, construction investment, infrastructure management and other areas in order to effectively implement our strategic initiatives and improve risk prevention and management. Taking full advantage of big data and cloud computing technologies, our audit capacity, efficiency and coverage have been greatly improved. Moreover, we took effective actions to push forward the relevant units’ joint rectification of audit issues, hence further manifesting the outcome of our audit.
We report regularly to the Board and Audit Committee with respect to the building up of our internal audit organization, its human resources and qualifications, staff training, annual audit plan and budget, and the audit results. In 2017, we focused our audit on the revision report on our Articles of Internal Audit, the main findings of each audit project and their rectification. We provide specific guidance on audit focus, rectification advice, team building and others to ensure the effectiveness of internal audit functions.
In 2018, the IA Dept. will concentrate on new tasks of strategic transformation to further the reform of auditing system throughout the Group with a focus on intensifying our audit work, establishing a smart auditing system and enhancing our auditing capabilities and effectiveness, to find in-depth risk and plug management loopholes, and to promote process control and mechanism optimization so as to further enhance the effectiveness of internal audit.

Annual Report 2017 51
CORPORATE GOVERNANCE REPORT

EXTERNAL AUDITORS

In 2017, the Group engaged PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as statutory auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively. The principal services provided by PwC included:

- ✓ review of interim consolidated financial information of the Group;
- ✓ audit of annual consolidated financial statements of the Group and annual financial statements of its subsidiaries; and
- ✓ audit of the effectiveness of the Group's internal control over financial reporting as of 31 December 2017.

Apart from providing the above-mentioned audit services to the Group, the external auditors also provided other non-audit services to the Group, which were permitted under section 404 of the SOX Act and pre-approved by the Audit Committee.

The following table sets forth the types of, and fees for, the principal audit services and non-audit services provided by the external auditors (please refer to note 6 to the consolidated financial statements for details):

	2016 RMB million	**2017** **RMB million**
Audit fees [6]	103	**107**
Non-audit services fees [7]	10	**15**

[6] Including the fees rendered for the audit of internal control over financial reporting as required by section 404 of the SOX Act.

[7] Including the fees for tax compliance and advisory services, risk assessment and compliance advisory services, performance improvement and business process optimization advisory services, and other advisor services.

OTHER STAKEHOLDERS

Good corporate governance practices require due attention to the impact of our business decisions on our shareholders as well as other relevant stakeholders such as customers, local communities, industry peers and regulatory authorities. Our sustainability report for the year of 2017 (the "Sustainability Report"), which is issued together with this annual report, highlights our philosophy of corporate social responsibility and our performance in the areas of social and environmental management in 2017. This annual report and the Sustainability Report illustrate our efforts and development in the areas of industry development, community advancement and environmental protection and also explain how we have fulfilled our obligations to our employees, customers, environment, local communities and other stakeholders.

In 2017, we were recognized on the Dow Jones Sustainability Emerging Markets Index, and had been on the DJSI family for ten consecutive years. China Mobile was the only company from Mainland China being included in the global carbon disclosure project CDP's 2017 Climate A List.

RISK MANAGEMENT AND INTERNAL CONTROLS

Our Audit Committee under the Board is responsible for conducting annual review of the effectiveness of the Group's risk management and internal control systems to reasonably ensure that the Company is operating legally and the assets are safeguarded and to ensure the accuracy and reliability of the financial information that the Company employs in its business or releases to the public. The said systems are designed to manage rather than eliminate the risk of failure to meet business targets and to make reasonable but not absolute assurances with respect to material misrepresentations or losses. As of 31 December 2017, our Audit Committee has evaluated the effectiveness of the Group's risk management and internal controls covering all important aspects including financial, operational and compliance, to ensure we provide sufficient resources in accounting, internal audit and financial reporting, staff qualification and experience, staff training courses and related budget. Based on such review, we consider the Group's risk management and internal control systems to be effective and adequate.

52
CORPORATE GOVERNANCE REPORT
China Mobile Limited
The management of the Company reports to Audit Committee annually about the building-up and performance of its risk management and internal controls, including interim and annual evaluation reports, and receives guidance and supervision from Audit Committee. In 2017, the Company has received the management affirmation with respect to the effectiveness of the risk management and internal controls.
Our management is responsible for establishing and maintaining internal control over financial reporting. We adopted the control criteria framework set out in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). In compliance with the provisions and requirements under section 404 of the SOX Act and the CP issued by HKEX, we refined our routine management mechanism of internal controls, in establishing a stringent internal control system over financial reporting.
We established a hierarchical top-down risk assessment mechanism, relying on the strategic level risk assessment (material risk assessment), the management level risk assessment (major projects risk assessment) and the operational level risk assessment (procedure risk assessment), to assist the management to acknowledge risk information in a timely manner in order to make a reasonable decision. Based on risk assessment, we established a three-tier internal controls of “the top level internal control system, the internal control professional system and the internal control practices guidelines”, which brought the control requirements to the whole process of marketing, production and management. Based on our business operation, we focus on high risk and key management areas and perform risk assessment, so as to enforce our internal control requirement into our daily operation. Meanwhile, we assigned specific responsibilities to individuals and input the control requirements in our IT systems to strengthen the internal controls. And through multiple internal and external supervision and inspections, including self-assessment, management evaluation, external audit, etc., we effectively improved the execution efficiency and effectiveness of our internal controls.
Based on the evaluation conducted by the management of the Company, the management believes that, as of 31 December 2017, the Company’s internal control over financial reporting was effective which provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes in accordance with generally accepted accounting principles.
All disclosure of material information relating to the Company is made through the unified leadership and management of the Board, with the Company’s management performing its relevant duties. The Company has performed an annual review of the effectiveness of the Company’s disclosure controls and procedures, and concluded that, as of 31 December 2017, the Company’s disclosure controls and procedures were effectively executed at a reasonable assurance level.
INFORMATION DISCLOSURE AND INSIDER DEALINGS
According to the Hong Kong Listing Rules and United States Securities Act, since 2003, the Company has implemented the information disclosure internal control and procedures, and established a Disclosure Committee, the members of which include our Chairman, chief executive officer, chief financial officer and heads of main functional departments. Empowered by the Board, the Disclosure Committee is responsible for organizing and coordinating the routine reporting and disclosure job to prompt timely, fair, truthful and complete disclosure of information, ensure good corporate governance and transparency, properly get back to the investors, analysts and media inquiries, to prevent volatility of our share price caused by false market information.
Under circumstances where any departments or officers are in breach of disclosure procedures and internal controls, resulting in reporting or disclosure errors, or in breach of disclosure related laws and regulations, the Company shall hold the relevant personnel accountable. Members of the Disclosure Committee, heads of our IA Dept. and other relevant departments and each of our subsidiaries shall give confirmations annually and take personal responsibilities with respect to their disclosure duties.
Our IA Dept. conducts annual evaluation with respect to the effectiveness of disclosure internal control and procedures and its performance, and issues audit reports for management and the Audit Committee to evaluate. Depending on such reports, our CEO and CFO shall make written statements with respect to our annual report on Form 20-F and take personal responsibilities in accordance with the requirements of the US Securities Act. The Disclosure Committee can revise the disclosure internal control and procedure in accordance with its performance and the development of relevant laws with approval of the senior management. The revised internal control procedure and articles shall be circulated to all departments and subsidiaries within the Group.

Annual Report 2017 53
CORPORATE GOVERNANCE REPORT
The Company attaches great importance to the management of insider information. In compliance with the provisions of Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and others, we formulated China Mobile Management Method on Inside Information, setting up rules and black-out periods on directors, management and employees in dealing with the shares of the Company or exercising share options while they are in possession of inside information. Those who may come into possession of inside information in performing their duties are required to sign an undertaking on their duty of confidentiality and prohibition against insider dealing. Unauthorized use of confidential or inside information for profits is strictly prohibited to prevent violation of laws and regulations and internal disciplines. In general, any authorized speaker from the Company only makes clarification and explanation on information already available in the market, avoiding any unpublished inside information. Before any external interview, such speaker shall seek verification from the relevant department about any information to be disclosed.
SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NYSE’S LISTING STANDARDS
As a foreign private issuer (as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended), we are permitted to follow home country practices in lieu of some of the corporate governance practices required to be followed by U.S. companies listed on the NYSE. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the NYSE.
In accordance with the requirements of section 303A.11 of the NYSE Listed Company Manual, a summary of the significant differences between the Company’s corporate governance practices and those required to be followed by U.S. companies under the NYSE’s listing standards is disclosed as below.
Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, the Company is subject to the requirement under the Hong Kong Listing Rules that at least one-third of its board shall be independent non-executive directors as determined under the Hong Kong Listing Rules. The Company has four (4) independent non-executive directors out of a total of eight (8) directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the NYSE Listed Company Manual.
Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. According to the Code Provision A.2.7 of the Corporate Governance Code in Appendix 14 of the Hong Kong Listing Rules, the chairman of a listing company in Hong Kong shall hold meetings at least annually with the non-executive directors (including INEDs) without the presence of executive directors. In 2017, our Audit Committee comprising four INEDs met once with our external auditors without any executive directors present.
Section 303A.04 of the NYSE Listed Company Manual provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee’s purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company’s board of directors. Our Board is responsible for performing the corporate governance duties, including developing and reviewing our policies and practices of corporate governance.

54
CORPORATE GOVERNANCE REPORT
China Mobile Limited
Section 303A.07 of the NYSE Listed Company Manual provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board of directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company’s audit committee and disclose such determination. The Company is not required, under the applicable Hong Kong law, to make such determination.
Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While the Company is not required, under the Hong Kong Listing Rules, to adopt such similar code, as required under the SOX Act, the Company has adopted a code of ethics that is applicable to the Company’s principal executive officer(s), principal financial officer(s), principal accounting officers or persons performing similar functions.
Section 303A.12(a) of the NYSE Listed Company Manual provides that each listed company’s chief executive officer must certify to the NYSE each year whether he or she is not aware of any violation by the company of NYSE corporate governance listing standards. The Company’s chief executive officer is not required, under the applicable Hong Kong law, to make similar certifications.
CONTINUOUS EVOLVEMENT OF CORPORATE GOVERNANCE
We will closely study the development of corporate governance practices among the world’s leading corporations, future evolution of the relevant regulatory environment and the requirements of the investors on an ongoing basis. We will also review and enhance our corporate governance procedures and practices from time to time so as to ensure the long-term sustainable development of the Company.

Annual Report 2017 55
Human Resources Development
In 2017, our human resources work fully adhered to the deployment of our “Big Connectivity” strategy with “innovation of systems, optimization of structures, reshaping of capabilities and stimulation of vitality” as the central theme, improving our mechanism for selecting and hiring staff, accelerating the adjustments of our organizational and personnel structures, deepening the reform of our manpower and remuneration allocation mechanisms, strengthening the formation of our talent teams and continuing to enhance our organizational capabilities and team vitality, with a view to effectively supporting the execution of our strategy and business development.
In respect of leadership development, first, we improved our systems for the selection, appointment and evaluation of senior management, tightened our selection criteria, standardized our selection procedures and further enhanced the comprehensiveness of our evaluation. Second, we innovated our selection methods, initiated a competitive selection of our senior management and focused on improving the accuracy of selection. Third, we intensified our leadership training for senior management during the transformation period, so as to provide support for our transformation and development.
In respect of talent team structure optimization, first, we insisted on “controlling total volume, adjusting structure and increasing efficiency”, increased our human resources investment in new technologies and new businesses, and continued to improve our personnel efficiency. Second, we supported the implementation of our “Big Connectivity” strategy, saw an increase in the proportion of technical personnel and also of personnel with undergraduate or above qualifications, and further improved our team structure. Third, we continued to openly recruit staff and implemented centralized and unified written examinations on campus to further enhance the quality of new employees and our reputation as an employer.
In respect of personnel motivation, first, we strengthened our performance orientation, optimized our labor cost allocation, improved our overall remuneration allocation mechanism, and guided our subsidiaries to improve their performance indicators. Second, we implemented classified management, reinforced our evaluation of and incentives for traditional business units, and built new mechanisms for new business companies to support the integrated development of the “four growth engines”. Third, we incentivized our key backbone personnel by awarding them for carrying out special projects on scientific and technological innovation, patent invention and innovative incubation, so as to further stimulate entrepreneurship and innovation among staff teams.
In respect of remuneration incentives, we insisted on performance orientation and built a hierarchical and classified incentive system. We adjusted the remuneration structure, increased the proportion of discretionary income, and strengthened our performance orientation. For our front-line staff, we implemented quantitative performance-based remuneration and promoted “more pay for more work”; we also tilted our remuneration resources to key positions and backbone personnel essential for our transformation and development, and encouraged employees to innovate and create.
In respect of staff training, in line with our development strategy, we focused on areas such as leadership development and the reshaping of technical and business backbone capabilities, and organized seminars for our senior management, special training for middle-aged and young managers, advanced technical training for business support experts and training for customer managers, thereby comprehensively supporting our strategic transformation and innovative development. In 2017, the total number of China Mobile Online University users reached 405,000, of whom mobile learning users reached 291,000, and spent 50 hours per user on average. In the same year, China Mobile University was awarded “China’s Best Enterprise University”, “Excellent Corporate University Award in China Corporate Talent Development” and other awards, receiving high recognition and wide acclaim for our training and development work.

56 China Mobile Limited
Report of Directors
The directors take pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2017.
PRINCIPAL ACTIVITIES
The Group’s principal activity is providing mobile telecommunications and related services in 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and Hong Kong. The principal activity of the Company is investment holding.
The revenue of the Group during the financial year consisted primarily of revenue generated from the provision of mobile telecommunications services.
MAJOR CUSTOMERS AND SUPPLIERS
The Group’s aggregate revenue with its five largest customers did not exceed 30% of the Group’s total revenue in 2017.
Purchases from the largest supplier for the year represented 15% of the Group’s total purchases. The five largest suppliers accounted for an aggregate of 43% of the Group’s purchases in 2017. Purchases for the Group include network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not material to the Group’s total purchases.
At no time during the year ended 31 December 2017 have the directors, their close associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the number of issued shares of the Company) had any interest in these five largest suppliers.
SUBSIDIARIES AND INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Particulars of the Company’s subsidiaries and the Group’s investments accounted for using the equity method as at 31 December 2017 are set out in notes 17 and 18, respectively, to the consolidated financial statements, and the list of directors of each of the Company’s subsidiaries is available on the Company’s website.
FINANCIAL STATEMENTS
The profit of the Group for the year ended 31 December 2017 and the financial conditions of the Company and the Group as at that date are set out in the consolidated financial statements on pages 71 to 133.
DIVIDENDS
The Board recommends a final dividend payment of HK$1.582 per share for the year ended 31 December 2017, or a full-year dividend payout ratio of 48%. Together with the interim dividend payment of HK$1.623 per share, and a special dividend payment of HK$3.200 per share to celebrate the 20th anniversary of our IPO paid earlier, the total dividend payment for the 2017 financial year amounted to HK$6.405 per share. Taking into consideration the Company’s financial position, its ability to generate cash flow and its future development needs, the Company will maintain a stable dividend payout ratio for 2018 and strive to attain a stable-to-rising dividend payout ratio. The Board believes that our industry-leading profitability and ability to generate healthy cash flow will provide sufficient support for the Company’s future development while continuing to create higher value for our shareholders.

Annual Report 2017 57
REPORT OF DIRECTORS
DONATIONS
Donations made by the Group during the year amounted to RMB89,532,505 (2016: RMB66,762,930).
PROPERTY, PLANT AND EQUIPMENT
Changes to the property, plant and equipment of the Group during the year ended 31 December 2017 are set out in note 13 to the consolidated financial statements.
SHARE CAPITAL
Details of the Company’s share capital are set out in note 33 to the consolidated financial statements.
BONDS
Details of the bonds of the Group are set out in note 29 to the consolidated financial statements.
RESERVES
Changes to the reserves of the Group during the year are set out in the consolidated statement of changes in equity. Changes to the reserves of the Company during the year are set out in note 33 to the consolidated financial statements.
DIRECTORS
The directors of the Company during the financial year were:
Executive Directors:
SHANG Bing (Chairman) LI Yue
LIU Aili (resigned on 29 September 2017) XUE Taohai (resigned on 23 March 2017)
SHA Yuejia
DONG Xin (appointed on 23 March 2017)
Independent Non-Executive Directors:
Frank WONG Kwong Shing Moses CHENG Mo Chi Paul CHOW Man Yiu
Stephen YIU Kin Wah (appointed on 23 March 2017)
In accordance with Article 95 of the Company’s Articles of Association, Mr. SHANG Bing, Mr. LI Yue and Mr. SHA Yuejia will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.
The biographies of the directors proposed for re-election at the forthcoming annual general meeting (“Directors for Re-election”) are set out on pages 8 to 11 of this annual report. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except as disclosed in the paragraph headed “Directors’ and Chief Executive’s Interest and Short Positions in Shares, Underlying Shares and Debentures” below, none of them has any interests in the shares of the Company within the meaning of Part XV of the SFO.

58
REPORT OF DIRECTORS
China Mobile Limited
The service contracts of all the Directors for Re-election do not provide for a specified length of service and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director’s fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non-full year’s service. All of the Directors for Re-election have voluntarily waived their directors’ fees for the year ended 31 December 2017. The remuneration of the Directors for Re-election has been determined with reference to the individual’s duties, responsibilities and experience, and to prevailing market conditions. Details of the remuneration of the directors of the Company are set out in note 9 to the consolidated financial statements.
None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.
Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Hong Kong Listing Rules.
DIRECTORS’ INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE
No transaction, arrangement or contract of significance to which the Company, any of its holding companies or subsidiaries, or any of its holding companies’ subsidiaries has been a party and in which a director of the Company or an entity connected with a director of the Company is or was materially interested, whether directly or indirectly, subsisted at the end of the year or at any time during the year.
PERMITTED INDEMNITY PROVISION
Pursuant to Article 159 of the Company’s Articles of Association, every director or other officer of the Company shall be indemnified out of the assets of the Company against all liabilities (to the extent permitted by the Hong Kong Companies Ordinance) sustained or incurred by such director or officer in or about the execution of his office or otherwise in relation thereto. In addition, the Company has purchased directors and officers’ liabilities insurance on behalf of its directors and officers.
DIRECTORS’ AND CHIEF EXECUTIVE’S INTEREST AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES
Certain directors of the Company personally held ordinary shares of the Company. Details of the directors’ holding of ordinary shares of the Company as at 31 December 2017 are as follows:
Long Positions in the Shares and Underlying Shares of the Company
Percentage of
Ordinary the total number
Director Capacity shares held of issued shares*
Frank WONG Kwong Shing Beneficial owner 150,000 0.00%
Moses CHENG Mo Chi Beneficial owner 300,000 0.00%
* The calculation is based on the total number of issued ordinary shares of the Company (i.e. 20,475,482,897 ordinary shares) as at 31 December 2017, and rounded off to two decimal places.
Apart from those disclosed herein, as at 31 December 2017, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) that is recorded in the register required to be kept under section 352 of the SFO or any interests otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Annual Report 2017 59
REPORT OF DIRECTORS
DIRECTORS’, CHIEF EXECUTIVE’S AND EMPLOYEES’ RIGHTS TO ACQUIRE SHARES
At no time during the year ended 31 December 2017 was the Company, any of its holding companies or subsidiaries, or any of its holding companies’ subsidiaries a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.
SUBSTANTIAL SHAREHOLDERS’ AND OTHER PERSONS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
The Company has been notified of the following interests in the Company’s issued shares as at 31 December 2017 amounting to 5% or more of the ordinary shares in issue:
Long Positions in the Shares and Underlying Shares of the Company
Percentage of
Ordinary shares held total number of
directly indirectly issued shares
(i) China Mobile Communications Group Co., Ltd. (formerly
known as China Mobile Communications Corporation)
(“CMCC”) – 14,890,116,842 72.72%
(ii) China Mobile (Hong Kong) Group Limited (“CMHK (Group)”) – 14,890,116,842 72.72%
(iii) China Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”) 14,890,116,842 – 72.72%
Note: In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group).
Apart from the foregoing, as at 31 December 2017, no other person (other than a director or the chief executive of the Company) had any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange.
CONNECTED TRANSACTIONS
Continuing Connected Transactions
Details of the continuing connected transactions are set out in note 35 to the consolidated financial statements.
For the financial year ended 31 December 2017, the following continuing connected transactions (the “Continuing Connected Transactions”) have not exceeded their respective annual caps:
(1) rental and property management service charges paid by the Group to CMCC did not exceed RMB2,200 million. The charges payable by the Group in respect of properties owned by CMCC and its subsidiaries are determined with reference to any one of the following benchmarks: (i) the value determined by independent intermediaries; (ii) applicable market rates or charges which are publicly published; or (iii) rates charged by CMCC or its subsidiaries to independent third parties, whilst the charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Group are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable;
(2) leasing fees paid by the Company to CMCC for the leasing of the TD-SCDMA network capacity by the Company from CMCC did not exceed RMB4,000 million. The leasing fees are determined on a basis that reflects the Group’s actual usage of CMCC’s TD-SCDMA network capacity and to compensate CMCC for the costs of such network capacity; and

60 China Mobile Limited
REPORT OF DIRECTORS
leasing fees paid by the Company to CMCC for the leasing of telecommunications network operation assets by the Company from CMCC did not exceed RMB5,000 million. The leasing fees are determined with reference to the prevailing market rates. In determining the market rates for the leasing fees, the Company has taken into account the charges payable by the Company and CMCC to other industry players as well as the charges receivable by the Company and CMCC from other industry players. The leasing fees payable by the Company to CMCC were not more than the leasing fees charged to other industry players, being independent third parties, for same kinds of network operation assets. The aggregate amount of leasing fees received by the Company from CMCC under the Network Assets Leasing Agreement was below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules.
The transactions referred to in paragraph (1) above were entered into pursuant to the 2017-2019 property leasing and management services agreement dated 11 August 2016 between the Company and CMCC (the “2017-2019 Property Leasing Agreement”). The Company announced the entering into and the terms of the 2017-2019 Property Leasing Agreement on 11 August 2016. The 2017-2019 Property Leasing Agreement has a term of three years commencing on 1 January 2017.
The transactions referred to in paragraph (2) above were entered into pursuant to the network capacity leasing agreement between the Company and CMCC dated 29 December 2008 (the “Network Capacity Leasing Agreement”). The entering into of the Network Capacity Leasing Agreement was announced by the Company on 29 December 2008. The Network Capacity Leasing Agreement has been renewed and announced by the Company (i) on 6 November 2009 for a period of one year from 1 January 2010; (ii) on 21 December 2010 for a period of one year from 1 January 2011; (iii) on 6 December 2011 for a period of one year from 1 January 2012; (iv) on 12 December 2012 for a period of one year from 1 January 2013; (v) on 15 August 2013 for a period of one year from 1 January 2014; (vi) on 14 August 2014 for a period of one year from 1 January 2015; (vii) on 21 August 2015 for a period of one year from 1 January 2016; (viii) on 11 August 2016 for a period of one year from 1 January 2017; and (ix) on 10 August 2017 for a period of one year from 1 January 2018.
The transactions referred to in paragraph (3) above were entered into pursuant to the telecommunications network operation assets leasing agreement between the Company and CMCC dated 18 August 2011 (the “Network Assets Leasing Agreement”). The entering into of the Network Assets Leasing Agreement was announced by the Company on 18 August 2011. The Network Assets Leasing Agreement has been renewed and announced by the Company (i) on 6 December 2011 for a period of one year from 1 January 2012; (ii) on 12 December 2012 for a period of one year from 1 January 2013; (iii) on 15 August 2013 for a period of one year from 1 January 2014; (iv) on 14 August 2014 for a period of one year from 1 January 2015; (v) on 21 August 2015 for a period of one year from 1 January 2016; (vi) on 11 August 2016 for a period of one year from 1 January 2017; and (vii) on 10 August 2017 for a period of one year from 1 January 2018.
CMCC is the ultimate controlling shareholder of the Company and therefore, a connected person of the Company. Accordingly, all the transactions referred to in paragraphs (1) to (3) above constitute connected transactions for the Company under the Hong Kong Listing Rules.

Annual Report 2017 61
REPORT OF DIRECTORS
In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Group:
(i) in the ordinary and usual course of its business;
(ii) on normal commercial terms or better; and
(iii) according to the agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.
The auditors of the Company were engaged to report on the Group’s Continuing Connected Transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditors have issued their unqualified letter containing their findings and conclusions in respect of the Continuing Connected Transactions in accordance with Rule 14A.56 of the Hong Kong Listing Rules. The auditors’ letter has confirmed that nothing has come to their attention that cause them to believe that the Continuing Connected Transactions:
(A) have not been approved by the Board;
(B) were not, in all material respects, in accordance with the pricing policies of the Group as stated in this annual report;
(C) were not entered into, in all material respects, in accordance with the relevant agreements governing the Continuing Connected Transactions; and
(D) have exceeded their respective annual caps for the financial year ended 31 December 2017 set out in the previous announcements of the Company.
A copy of the auditors’ letter in relation to the Continuing Connected Transactions has been provided by the Company to the Stock Exchange.
In respect of the Continuing Connected Transactions, the Company has complied with the disclosure requirements under the Hong Kong Listing Rules in force from time to time, and has followed the policies and guidelines as laid down in the guidance letter HKEx-GL73-14 issued by the Stock Exchange when determining the price and terms of the transactions conducted during the year ended 31 December 2017.
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2017.
BANK AND OTHER LOANS
Particulars of bank and other loans of the Group as at 31 December 2017 are set out in note 29 to the consolidated financial statements.

62
REPORT OF DIRECTORS
China Mobile Limited
FINANCIAL SUMMARY
A summary of the results and of the statements of the assets and liabilities of the Group for the last five financial years is set out on pages 134 to 136 of this annual report.
EMOLUMENT POLICY
In order to continue to maintain the sustainable development of the Group’s competitiveness, the Group has always emphasized the importance of recruiting, incentivizing, developing and retaining its employees, paid close attention to the external competitiveness, internal fairness of its remuneration structure and the cost-effectiveness of remuneration and emphasized the importance of the correlation between remuneration management and performance management. For the year ended 31 December 2017, employees’ remuneration comprised a basic salary and a performance-based bonus.
EMPLOYEE RETIREMENT BENEFITS
Particulars of the employee retirement benefits of the Group are set out in note 2 to the consolidated financial statements.
PUBLIC FLOAT
As at the date of this annual report and based on the information that is publicly available to the Company and to the knowledge of the directors of the Company, the Company has maintained the public float prescribed under the Hong Kong Listing Rules.
AUDITORS
A resolution will be proposed at the forthcoming annual general meeting for the re-appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively.
LIST OF DIRECTORS OF SUBSIDIARIES
A list of directors of the Group’s subsidiaries is set out on the Company’s website.
OTHERS
Please also refer to the sections headed “Chairman’s Statement”, “Business Review”, “Financial Review” and “Human Resources Development” in this annual report (which form part of this Report of Directors) for further details.
By order of the Board
Shang Bing
Chairman
Hong Kong, 22 March 2018

Annual Report 2017 63
Notice of the Annual General Meeting
Notice is hereby given that the Annual General Meeting of China Mobile Limited (the “Company”) will be held on Thursday, 17 May 2018 at 10:00 a.m. in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the following purposes:
1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2017.
2. To declare a final dividend for the year ended 31 December 2017.
3. To re-elect executive directors.
4. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the directors to fix their remuneration.
And to consider and, if thought fit, to pass the following as ordinary resolutions:
ORDINARY RESOLUTIONS
5. “THAT:
(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to buy back shares in the capital of the Company including any form of depositary receipt representing the right to receive such shares (“Shares”) be and is hereby generally and unconditionally approved;
(b) the aggregate number of Shares which may be bought back on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the number of issued shares of the Company at the date of passing this resolution, and the said approval shall be limited accordingly;
(c) for the purpose of this resolution “Relevant Period” means the period from the passing of this resolution until whichever is the earlier of:
(1) the conclusion of the next annual general meeting of the Company; or
(2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or
(3) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting.”
6. “THAT a general mandate be and is hereby unconditionally given to the directors of the Company to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the articles of association of the Company, the aggregate number of the shares allotted shall not exceed the aggregate of:
(a) 20 per cent. of the number of issued shares of the Company at the date of passing this resolution, plus

64
NOTICE OF THE ANNUAL GENERAL MEETING
China Mobile Limited
(b) (if the directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the number of Shares bought back by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the number of issued shares of the Company at the date of passing this resolution).
Such mandate shall expire at the earlier of:
(1) the conclusion of the next annual general meeting of the Company; or
(2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or
(3) the date of any revocation or variation of the mandate given under this resolution by ordinary resolution of the shareholders of the Company at a general meeting.”
7. “THAT the directors of the Company be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of the annual general meeting in respect of the shares of the Company referred to in paragraph (b) of such resolution.”
By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary
13 April 2018
Notes:
1. Any member entitled to attend and vote at the annual general meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.
2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong at least 24 hours before the time for holding the annual general meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.
3. The Board of Directors has recommended a final dividend of HK$1.582 per share for the year ended 31 December 2017 and, if such dividend is declared by the members passing resolution number 2, it is expected to be paid on or about 27 June 2018 to those shareholders whose names appear on the Company’s register of members on 30 May 2018. Shareholders should read the announcement issued by the Company on 22 March 2018 regarding the closure of register of members and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed 2017 final dividend.
4. To ascertain shareholders’ eligibility to attend and vote at the annual general meeting, the register of members of the Company will be closed from 11 May 2018 to 17 May 2018 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to be entitled to attend and vote at the annual general meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 10 May 2018.
To ascertain shareholders’ entitlement to the proposed final dividend upon passing resolution number 2, the register of members of the Company will be closed from 28 May 2018 to 30 May 2018 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 25 May 2018.
5. Concerning resolution number 5 above, the directors of the Company wish to state that they will exercise the powers conferred thereby to buy back shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy-back by the Company of its own shares, as required by the Rules Governing the Listing of Securities on the Stock Exchange will be set out in a separate circular from the Company to be enclosed with the 2017 Annual Report.

Annual Report 2017 65
Independent Auditor’s Report
Independent Auditor’s Report
To the Members of China Mobile Limited
(incorporated in Hong Kong with limited liability)
OPINION
What we have audited
The consolidated financial statements of China Mobile Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 71 to 133, which comprise:
the consolidated balance sheet as at 31 December 2017;
the consolidated statement of comprehensive income for the year then ended;
the consolidated statement of changes in equity for the year then ended;
the consolidated statement of cash flow for the year then ended; and
the notes to the consolidated financial statements, which include a summary of significant accounting policies.
Our opinion
In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2017, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and have been properly prepared in compliance with the Hong Kong Companies Ordinance.
BASIS FOR OPINION
We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Independence
We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code.

66 China Mobile Limited
INDEPENDENT AUDITOR’S REPORT
KEY AUDIT MATTERS
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, and we do not provide a separate opinion on these matters.
Key audit matters identified in our audit are summarized as follows:
Revenue recognition
Impairment assessment on the non-current assets
Leasing arrangement
Key Audit Matter
Revenue recognition
Refer to Note 2 – Significant accounting policies (r) and Note 4 – Operating revenue to the consolidated financial statements.
We focused on this area due to the volume of transactions, the complexity of the IT systems, the variety of tariff and package structures and the complexity of multi-element arrangements, such as voice and data service package, handset and service bundled package and customer points reward, involving a number of key judgements and estimates on the allocation of cash consideration among various elements and timing when the revenue of each element can be recognized.
How our audit addressed the Key Audit Matter
In response to this key audit matter, our audit work included controls testing and substantive procedures:
tested the IT environment in which billing and other relevant support systems reside;
evaluated and tested the design and operating effectiveness of controls over the capture and measurement of revenue transactions;
evaluated the appropriateness of the accounting policies on revenue recognition for multi-element arrangements;
examined the allocation of cash consideration among various elements and tested the accuracy of revenue recognition by using sampling techniques;
performed substantive testing on the accuracy and completeness of revenue using sampling techniques by examining customer bills, billing reports and financial records; and
tested the balances of account receivables and advance from customers in billing system by using computer assisted audit techniques and examined the reconciliation of such balances between billing system and financial records.
Based on the procedures performed, the revenue recognized was supported by the audit evidences we obtained and consistent with the accounting policies of the Group.

Annual Report 2017 67
INDEPENDENT AUDITOR’S REPORT
Key Audit Matter
Impairment assessment on the non-current assets
Refer to Note 2 – Significant accounting policies (i) and Note 39 – Accounting estimates and judgements to the consolidated financial statements.
The Group held various non-current assets such as property, plant and equipment (Note 13) and investments accounted for using the equity method (Note 18). In accordance with IAS/HKAS 36 “Impairment of Assets”, where an indication of impairment on these assets exists, the Group will estimate the recoverable amounts of the relevant assets, which are the higher of the value in use and the fair value less costs of disposal. An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount.
As a result of the optimization of 4G network coverage, the continuing impact of the mobile Internet substitution effect, and particularly, the significant progress of Voice over LTE (“VoLTE”) business services this year, the usage and utilization of the Group’s 2G network has been decreasing rapidly. Meanwhile, due to the further decline of voice tariff, the revenue from voice services dropped even faster. Accordingly, the management identified impairment indicator for the 2G wireless and related assets (“2G Network Assets”). In addition, due to the capital market fluctuation, the Group identified the carrying amount of an investment in one of the associates exceeded its market value. Hence, the Group performed impairment assessments on the 2G Network Assets and the investment in associate by calculating their recoverable amounts based on value-in-use as determined by the discounted cash flow model.
In the impairment assessment, judgements were required in the assessment of key assumptions, as they are sensitive to the discounted cash flow model.
How our audit addressed the Key Audit Matter
In response to this key audit matter, we performed the following procedures:
• evaluated management’s process for preparing its impairment assessment and evaluated management’s prior years experiences and the critical judgement in the assessment;
• assessed the reasonableness of management’s identification on the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit);
• assessed the recoverable amount based on its value-in-use as determined by the discounted cash flow model, reviewed documentation supporting key judgements and assumptions on the cash flow, considered external evidence and historical accuracy of management’s assumptions and forecasts, including the growth rate, the margin and the discount rate;
• reconciled input data to supporting evidence, such as approved budgets;
• tested mathematical accuracy and considered the appropriateness of the type of cash flows included in the discounted cash flow model; and
• checked sensitivity analysis around the key assumptions, to ascertain the extent to which adverse changes, both individually or in aggregate, would affect the non-current assets being impaired.
Based on the procedures performed, the key assumptions and estimates made by management were supported by the audit evidences we gathered and consistent with our understanding.

68 China Mobile Limited
INDEPENDENT AUDITOR’S REPORT
Key Audit Matter
Leasing arrangement
Refer to Note 2 – Significant accounting policies (h) and Note 39 – Accounting estimates and judgements to the consolidated financial statements.
In accordance with IAS/HKAS 17 “Leases”, the management assessed the classification of leases. Significant judgements are required in the assessment of the classification. In particular, the management assessed the impact of the lease term and the present value of minimum lease payments, the nature of leased assets, no ownership transfer and no purchase option in the end of the lease term. The key judgements are in respect of economic lives and fair value of the leased assets and the interest rate implicit in the leases in the calculation of present value of minimum lease payments.
How our audit addressed the Key Audit Matter
In response to this key audit matter, we performed the following procedures to assess the management’s classification of leases:
examined the Lease Agreement and discussed with the management about the key terms in order to identify any inconsistency from our understanding;
in respect of the appropriateness of the judgements made by the management in the determination of classification of the Lease Agreement, we performed the following:
examined the impact of the agreed terms in the Lease Agreement on the classification;
tested mathematical accuracy of the present value of minimum lease payment calculation and verified relevant data;
assessed reasonableness of the interest rate implicit in the lease and performed sensitivity analysis; and
evaluated the appropriateness of the economic lives and the fair value of leased assets.
Based on the procedures performed, the key assumptions and estimates made by the management were agreed with the audit evidences we reviewed, and consistent with our understanding.

Annual Report 2017 69
INDEPENDENT AUDITOR’S REPORT
OTHER INFORMATION
The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
RESPONSIBILITIES OF DIRECTORS AND AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB, HKFRSs issued by the HKICPA, and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.
The Audit Committee is responsible for overseeing the Group’s financial reporting process.
AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, in accordance with Section 405 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error; design and perform audit procedures responsive to those risks; and, obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

70 China Mobile Limited
INDEPENDENT AUDITOR’S REPORT
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
The engagement partner on the audit resulting in this independent auditor’s report is Yeung Wai Chi.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 22 March 2018

Annual Report 2017 71
Consolidated Statement of Comprehensive Income
for the year ended 31 December 2017 (Expressed in Renminbi (“RMB”))
2017 2016
Note Million Million
Operating revenue 4
Revenue from telecommunications services 668,351 623,422
Revenue from sales of products and others 72,163 84,999
740,514 708,421
Operating expenses
Leased lines and network assets 46,336 39,083
Interconnection 21,762 21,779
Depreciation 149,780 138,090
Employee benefit and related expenses 5 85,513 79,463
Selling expenses 61,086 57,493
Cost of products sold 73,668 87,352
Other operating expenses 6 182,243 167,073
620,388 590,333
Profit from operations 120,126 118,088
Other gains 7 2,389 1,968
Interest income 15,883 16,005
Finance costs 8 (210) (235)
Share of profit of investments accounted for
using the equity method 9,949 8,636
Profit before taxation 148,137 144,462
Taxation 11(a) (33,723) (35,623)
PROFIT FOR THE YEAR 114,414 108,839
Other comprehensive (loss)/income for the year, net of tax:
Item that will not be subsequently reclassified to profit or loss
Share of other comprehensive loss of investments
accounted for using the equity method – (16)
Items that may be subsequently reclassified to profit or loss
Change in value of available-for-sale financial assets (5) 24
Exchange differences on translation of
financial statements of overseas entities (735) 774
Share of other comprehensive loss of investments
accounted for using the equity method (1,038) (1,043)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR 112,636 108,578

72 China Mobile Limited
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)
for the year ended 31 December 2017 (Expressed in RMB)
2017 2016
Note Million Million
Profit attributable to:
Equity shareholders of the Company 114,279 108,741
Non-controlling interests 135 98
PROFIT FOR THE YEAR 114,414 108,839
Total comprehensive income attributable to:
Equity shareholders of the Company 112,501 108,480
Non-controlling interests 135 98
TOTAL COMPREHENSIVE INCOME FOR THE YEAR 112,636 108,578
Earnings per share – Basic and diluted 12 RMB5.58 RMB5.31
The notes on pages 78 to 133 are an integral part of these consolidated financial statements.

Annual Report 2017 73
Consolidated Balance Sheet
as at 31 December 2017 (Expressed in RMB)
As at As at
31 December 31 December
2017 2016
Note Million Million
Assets
Non-current assets
Property, plant and equipment 13 648,029 622,356
Construction in progress 14 78,112 89,853
Land lease prepayments and others 15 28,322 26,720
Goodwill 16 35,343 35,343
Other intangible assets 1,721 1,708
Investments accounted for using the equity method 18 132,499 124,039
Deferred tax assets 19 33,343 29,767
Available-for-sale financial assets 20 44 35
Restricted bank deposits 21 6,504 4,528
963,917 934,349
Current assets
Inventories 22 10,222 8,832
Accounts receivable 23 24,153 19,045
Other receivables 24 31,201 25,693
Proceeds receivable for the transfer of Tower Assets 25 – 57,152
Prepayments and other current assets 24 24,552 16,801
Amount due from ultimate holding company 26 221 221
Tax recoverable 1,519 1,097
Available-for-sale financial assets 20 65,630 31,897
Restricted bank deposits 21 691 197
Bank deposits 27 279,371 335,297
Cash and cash equivalents 28 120,636 90,413
558,196 586,645
Total assets 1,522,113 1,520,994
Equity and liabilities
Liabilities
Current liabilities
Interest-bearing borrowings 29 – 4,998
Accounts payable 30 233,169 250,838
Bills payable 3,303 1,206
Deferred revenue 31 85,282 84,289
Accrued expenses and other payables 32 190,866 180,950
Amount due to ultimate holding company 26 8,646 5,563
Current taxation 8,716 8,545
52 529,982 536,389

74 China Mobile Limited
CONSOLIDATED BALANCE SHEET (CONTINUED)
as at 31 December 2017 (Expressed in RMB)
As at As at
31 December 31 December
2017 2016
Note Million Million
Non-current liabilities
Deferred revenue – non-current 31 2,888 2,175
Deferred tax liabilities 19 362 292
3,250 2,467
Total liabilities 533,232 538,856
Equity
Share capital 33(a) 402,130 402,130
Reserves 583,506 576,891
Total equity attributable to equity shareholders of the Company 985,636 979,021
Non-controlling interests 3,245 3,117
Total equity 988,881 982,138
Total equity and liabilities 1,522,113 1,520,994
The financial statements on pages 71 to 133 were approved by the Board of Directors on 22 March 2018 and were signed on its behalf.
Li Yue
Name of Director
Dong Xin
Name of Director
The notes on pages 78 to 133 are an integral part of these consolidated financial statements.

Annual Report 2017 75

Consolidated Statement of Changes in Equity

for the year ended 31 December 2017 (Expressed in RMB)

	Attributable to equity shareholders of the Company								
	Share capital Million	Capital reserve Million	General reserve Million	Exchange reserve Million	PRC statutory reserves Million	Retained profits Million	Total Million	Non-controlling interests Million	Total equity Million
As at 1 January 2016	402,130	(264,289)	72	(165)	279,484	500,104	917,336	3,032	920,368
Changes in equity for 2016:									
Profit for the year	–	–	–	–	–	108,741	108,741	98	108,839
Change in value of available-for-sale financial assets	–	24	–	–	–	–	24	–	24
Currency translation differences	–	–	–	774	–	–	774	–	774
Share of other comprehensive loss of investments accounted for using the equity method	–	(1,043)	–	–	–	(16)	(1,059)	–	(1,059)
Total comprehensive income for the year	–	(1,019)	–	774	–	108,725	108,480	98	108,578
Dividends approved in respect of previous year (note 33(b)(ii))	–	–	–	–	–	(20,764)	(20,764)	(13)	(20,777)
Dividends declared in respect of current year (note 33(b)(i))	–	–	–	–	–	(26,227)	(26,227)	–	(26,227)
Transfer to PRC statutory reserves (note 33(d)(ii))	–	–	–	–	25,721	(25,525)	196	–	196
As at 31 December 2016	402,130	(265,308)	72	609	305,205	536,313	979,021	3,117	982,138
As at 1 January 2017	402,130	(265,308)	72	609	305,205	536,313	979,021	3,117	982,138
Changes in equity for 2017:									
Profit for the year	–	–	–	–	–	114,279	114,279	135	114,414
Change in value of available-for-sale financial assets	–	(5)	–	–	–	–	(5)	–	(5)
Currency translation differences	–	–	–	(735)	–	–	(735)	–	(735)
Share of other comprehensive loss of investments accounted for using the equity method	–	(1,038)	–	–	–	–	(1,038)	–	(1,038)
Total comprehensive income for the year	–	(1,043)	–	(735)	–	114,279	112,501	135	112,636
Dividends approved in respect of previous year (note 33(b)(ii))	–	–	–	–	–	(22,204)	(22,204)	(7)	(22,211)
Dividends declared in respect of current year (note 33(b)(i))	–	–	–	–	–	(83,832)	(83,832)	–	(83,832)
Transfer to PRC statutory reserves (note 33(d)(ii))	–	–	–	–	21,958	(21,808)	150	–	150
As at 31 December 2017	402,130	(266,351)	72	(126)	327,163	522,748	985,636	3,245	988,881

The notes on pages 78 to 133 are an integral part of these consolidated financial statements.

76 China Mobile Limited
Consolidated Statement of Cash Flows
for the year ended 31 December 2017 (Expressed in RMB)
2017 2016
Note Million Million
Operating activities
Profit before taxation 148,137 144,462
Adjustments for:
– Depreciation of property, plant and equipment 149,780 138,090
– Amortization of other intangible assets 6 515 499
– Amortization of land lease prepayments 15 446 443
– Loss/(gain) on disposal of property, plant and equipment 6 8 (180)
– Write-off and impairment of property, plant and equipment 6 12,593 7,216
– Impairment loss of doubtful accounts 6 3,392 3,734
– Write-down of inventories 6 297 282
– Interest income (15,883) (16,005)
– Finance costs 8 210 235
– Share of profit of investments accounted for using the equity method (9,949) (8,636)
– Unrealized exchange (gain)/loss, net (27) 115
Operating cash flows before changes in working capital 289,519 270,255
(Increase)/decrease in inventories (1,690) 886
Increase in accounts receivable (8,367) (4,930)
Decrease/(increase) in other receivables 648 (4,668)
Increase in prepayments and other current assets (6,330) (5,071)
Decrease in amount due from ultimate holding company – 26
Increase in deposited customer reserves 21 (3,047) –
(Decrease)/increase in accounts payable (1,246) 11,931
Increase in bills payable 1,695 227
Increase in deferred revenue 1,811 7,231
Increase in accrued expenses and other payables 9,956 17,545
Increase in amount due to ultimate holding company 24 10
Cash generated from operations 282,973 293,442
Tax paid
– Hong Kong profits tax paid (135) (236)
– PRC enterprise income tax paid (37,324) (39,505)
Net cash generated from operating activities 245,514 253,701

Annual Report 2017 77
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
for the year ended 31 December 2017 (Expressed in RMB)
2017 2016
Note Million Million
Investing activities
Capital expenditure (193,015) (188,209)
Land lease prepayments and others (590) (1,157)
Acquisition of other intangible assets (638) (1,399)
Proceeds from disposal of property, plant and equipment 287 564
Decrease/(increase) in bank deposits 53,889 (11,967)
Decrease/(increase) in restricted bank deposits
(excluding deposited customer reserves) 21 578 (135)
Interest received 15,204 13,862
Payment for investment accounted for using the equity method (168) (2,451)
Dividends received from investments accounted for
using the equity method 18 847 1,944
Purchase of available-for-sale financial assets (106,296) (77,320)
Maturity of available-for-sale financial assets 75,550 65,881
Short-term loans granted by China Mobile Finance and
payment for other investments (14,417) (1,650)
Maturity of short-term loans granted by
China Mobile Finance and other investments 4,650 2,500
Receipt of consideration from China Tower 25 57,585 5,000
Others 1 14
Net cash used in investing activities (106,533) (194,523)
Financing activities
Interest paid (247) (232)
Dividends paid to the Company’s equity shareholders 33(b) (106,036) (46,991)
Dividends paid to non-controlling shareholders of subsidiaries (7) (13)
Short-term deposits placed by ultimate holding company 35(a) 8,611 5,552
Repayment of short-term deposits placed by
ultimate holding company 35(a) (5,552) (7,274)
Repayment of bonds 29 (5,000) –
Net cash used in financing activities (108,231) (48,958)
Net increase in cash and cash equivalents 30,750 10,220
Cash and cash equivalents at beginning of year 90,413 79,842
Effect of changes in foreign exchange rate (527) 351
Cash and cash equivalents at end of year 28 120,636 90,413
Significant non-cash transactions
The Group recorded payables of RMB100,584,000,000 (2016: RMB103,940,000,000) to equipment suppliers as at 31 December 2017 for additions of construction in progress during the year then ended.
Changes in liabilities arising from financing activities
There are no changes in liabilities arising from financing activities other than the placement and repayment of short-term deposits of ultimate holding company (note 26) and the repayment of bonds (note 29).
The notes on pages 78 to 133 are an integral part of these consolidated financial statements.

78 China Mobile Limited
Notes to the Consolidated Financial Statements
(Expressed in RMB unless otherwise indicated)
1 GENERAL INFORMATION
China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and related services in Mainland China and in Hong Kong (for the purpose of preparing these consolidated financial statements, Mainland China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”, formerly known as “China Mobile Communications Corporation”). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong.
The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the “HKEX”) on 23 October 1997 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 22 October 1997.
2 SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs that relates to the Group’s financial statements. These financial statements also comply with HKFRSs, the requirements of Hong Kong Companies Ordinance (Cap. 622), and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). A summary of the significant accounting policies adopted by the Group is set out below.
(b) Basis of preparation
The consolidated financial statements for the year ended 31 December 2017 comprise the Group and the Group’s interest in associates and joint ventures.
The measurement basis used in the preparation of the financial statements is the historical cost basis, as modified by the revaluation of available-for-sale financial assets which are carried at fair value.
The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 39.

Annual Report 2017 79
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(c) Subsidiaries and non-controlling interests
(i) Subsidiaries
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized gains arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment. Accounting policies of subsidiaries would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.
Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets.
Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.
Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non- controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.
When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.
(ii) Separate financial statements
In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(i)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

80 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(c) Subsidiaries and non-controlling interests (Continued)
(iii) Business combination other than under common control
The Group applies the acquisition method to account for business combination of entities and businesses which are not under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.
(iv) Business combination under common control
Under IFRSs and HKFRSs, the Group use merger accounting to account for the business combination of entities and businesses under common control in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” issued by the HKICPA.
The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.
The assets and liabilities of the combining entities or businesses are combined using the carrying book values from the controlling parties’ perspective. No amount is recognized in consideration for goodwill or excess of acquirers’ interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the consideration at the time of common control combination, to the extent of the continuation of the controlling party’s interest.
The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting are recognized as an expense in the period in which they were incurred.
(d) Investments accounted for using the equity method
Investments accounted for using the equity method include investment in associates and joint ventures.
An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.
The Group has applied IFRS/HKFRS 11 to all joint arrangements. Under IFRS/HKFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Annual Report 2017 81
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(d) Investments accounted for using the equity method (Continued)
Under the equity method, the investment is initially recorded at cost. Thereafter, the investment is adjusted for the post-acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 2(i)). The Group’s share of the post-acquisition post- tax results of the investee for the year is recognized as share of profit or loss of investments accounted for using the equity method in the consolidated statement of comprehensive income, whereas the Group’s share of the post-acquisition post-tax items of the investee’s other comprehensive income is recognized as its share of other comprehensive income in the consolidated statement of comprehensive income.
When the Group’s share of losses exceeds its interest in the associate or joint ventures, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest in the investee is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associates or joint ventures.
Unrealized profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss. Accounting policies of associates or joint ventures would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.
Gain or loss on dilution of equity interest in associates and joint ventures are recognized in profit or loss.
(e) Goodwill
Goodwill represents the excess of:
(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over
(ii) the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.
When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.
Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 2(i)). Each unit or groups of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purpose. Goodwill is monitored at the operating segment level.
On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

82 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(f) Other intangible assets
Other intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 2(i)). Amortization of intangible assets with finite useful lives is recorded in other operating expenses on a straight-line basis over the assets’ estimated useful lives, from the date they are available for use. Both the period and method of amortization are reviewed annually.
Intangible assets are not amortized where their useful lives are assessed to be indefinite. The useful life of an intangible asset that is not being amortized is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. Otherwise, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.
(g) Property, plant and equipment
Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(i)).
The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working location and condition for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the entity. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.
Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.
Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:
Buildings 8–30 years
Telecommunications transceivers, switching centers, transmission and other network equipment 5–10 years
Office equipment, furniture, fixtures and others 3–10 years
Both the assets’ useful lives and residual values, if any, are reviewed annually.
(h) Leased assets
An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Annual Report 2017 83
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(h) Leased assets (Continued)
(i) Classification of assets leased to the Group
Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.
(ii) Assets acquired under finance leases
Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets is included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates, which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the useful life of the asset as set out in note 2(g). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(i). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.
(iii) Leased lines and network assets and operating lease charges
Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.
The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.
(i) Impairment of assets
(i) Impairment of investments accounted for using the equity method, available-for-sale financial assets and receivables
Investments accounted for using the equity method, available-for-sale financial assets and receivables are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:
– significant financial difficulty of the entity;
– a breach of contract, such as a default or delinquency in interest or principal payments;
– it becoming probable that the entity will enter bankruptcy or other financial reorganization;
– significant changes in the technological, market, economic or legal environment that have an adverse effect on the entity; and
– a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

84 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(i) Impairment of assets (Continued)
(i) Impairment of investments accounted for using the equity method, available-for-sale financial assets and receivables (Continued)
If any such evidence exists, any impairment loss is determined and recognized as follows:
– For investment accounted for using the equity method (see note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 2(i)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note
2(i)(ii).
– For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for such equity securities are not reversed.
– For debt instruments classified as available-for-sale financial assets, if any impairment evidence exists, the cumulative loss (measured as the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) is reclassified from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through profit or loss. For equity instruments classified as available-for-sale financial assets, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any impairment evidence exists, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) is reclassified from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.
– For trade and other current receivables carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group. If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.
Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Annual Report 2017 85
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(i) Impairment of assets (Continued)
(ii) Impairment of other assets
Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill and other intangible assets with indefinite useful lives, an impairment loss previously recognized no longer exists or may have decreased:
– property, plant and equipment;
– construction in progress;
– prepaid interests in leasehold land classified as being held under an operating lease;
– investments in subsidiaries;
– goodwill; and
– other intangible assets.
If any such indication exists, the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.
– Calculation of recoverable amount
The recoverable amount of an asset is the higher of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).
– Recognition of impairment losses
An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal, or value in use, if determinable.
– Reversals of impairment losses
In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.
A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

86 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(j) Construction in progress
Construction in progress is stated at cost less impairment losses (see note 2(i)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use.
(k) Inventories
Inventories are carried at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management’s estimates based on prevailing market conditions.
When inventories are sold, the carrying amount of those inventories is recognized as cost of products sold. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.
(l) Accounts receivable and other receivables
Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less allowance for impairment loss (see note 2(i)), except where the effect of discounting would be immaterial.
(m) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.
Regular way purchases and sales of available-for-sale financial assets are recognized on the trade-date (the date on which the Group commits to purchase or sell the asset). The investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value. Changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income.
Available-for-sale financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.
When available-for-sale financial assets are sold, the accumulated fair value adjustments recognized in equity is removed and recognized in profit or loss.
Interest on available-for-sale debt instruments calculated using the effective interest method is recognized in profit or loss. Dividends on available-for-sale equity instruments are recognized in profit or loss when the Group’s right to receive payments is established.

Annual Report 2017 87
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(n) Deferred revenue
Deferred revenue consists primarily of prepaid service fees received from customers which are generally not refundable and revenue deferred for unredeemed point rewards under Customer Point Reward Program (“Reward Program”, see note 2(r)(iv)).
The prepaid service fees are stated at the amount of proceeds received less the amount already recognized as revenue.
(o) Interest-bearing borrowings
Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.
(p) Accounts payable and other payables
Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial.
(q) Cash and cash equivalents
Cash and cash equivalents comprise bank deposits with original maturity within three months, cash at banks and in hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.
(r) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:
(i) revenue derived from voice and data services are recognized when the service is rendered; (ii) sales of products are recognized when the title is passed to the buyer;
(iii) for offerings which include the provision of services and sale of mobile handset, the Group determines the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration; and
(iv) for transactions which offer customer points reward when services are provided, the consideration allocated to the customer points reward is based on its fair value which is deducted from revenue and recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired.
(s) Interest income
Interest income is recognized as it accrues using the effective interest method.

88 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(t) Income tax
Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.
Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.
Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.
The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries and associates to the extent that, in the case of taxable temporary differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.
The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.
The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Annual Report 2017 89
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(t) Income tax (Continued)
Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:
– in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or
– in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
– the same taxable entity; or
– different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.
(u) Provisions and contingent liabilities
Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.
Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.
(v) Employee benefits
(i) Short-term employee benefits and contributions to defined contribution retirement plans Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.
The Company and subsidiaries incorporated in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund (“MPF”) Schemes Ordinance. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000. Such contributions are recognized as an expense in profit or loss as incurred.

90 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(v) Employee benefits (Continued)
(i) Short-term employee benefits and contributions to defined contribution retirement plans
(Continued)
The employees of the subsidiaries in Mainland China participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, the subsidiaries also participate in a pension scheme launched by the Group managed by an independent insurance company whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to profit or loss when incurred.
The Company and subsidiaries have no obligations for the payment of retirement and other post- retirement benefits of staff other than the contributions described above.
(ii) Share-based payments
The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.
During the vesting period, the number of share options that is expected to vest is reviewed at each balance sheet date. Any resulting adjustment to the cumulative fair value recognized in prior years is credited/charged to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve). The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share capital account) or the option expires (when it is released directly to retained profits). In the Company’s balance sheet, share-based payment transactions in which the Company grants share options to subsidiaries’ employees are accounted for as an increase in value of investments in subsidiaries, which is eliminated on consolidation.
(iii) Termination benefits
Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment which is without realistic possibility of withdrawal or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

Annual Report 2017 91
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(w) Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.
The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceased when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.
(x) Translation of foreign currencies
The functional currency of majority of the entities within the Group is RMB. The Group adopted RMB as its presentation currency in the preparation of the consolidated financial statements, which is the currency of the primary economic environment in which most of the Group’s entities operate.
Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are retranslated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.
Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.
The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheet items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the exchange differences relating to that particular foreign operation is reclassified from equity to profit or loss.
For the purpose of the consolidated statement of cash flows, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

92 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(y) Related parties
(a) A person, or a close member of that person’s family, is related to the Group if that person: (i) has control or joint control of the Group;
(ii) has significant influence over the Group; or
(iii) is a member of the key management personnel of the Group or the Group’s parent. (b) An entity is related to the Group if any of the following conditions applies:
(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);
(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);
(iii) Both entities are joint ventures of the same third party;
(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;
(vi) The entity is controlled or jointly controlled by a person identified in note 2(y)(a); or
(vii) A person identified in note 2(y)(a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).
Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.
(z) Segment reporting
An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.
(aa) Dividend distribution
Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s and the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

Annual Report 2017 93
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
3 CHANGES IN ACCOUNTING POLICIES
Amendments to IFRS/HKFRS and IAS/HKAS effective for the financial year beginning on 1 January 2017 do not have a material impact on the Group.
The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year (see note 40).
4 OPERATING REVENUE
Revenue from telecommunications services
2017
2016
Million Million
Voice services 156,918 209,949
Data services 493,350 394,937
Others 18,083 18,536
668,351
623,422
Revenue from sales of products and others
72,163
84,999
740,514
708,421
5
EMPLOYEE BENEFIT AND RELATED EXPENSES
2017
Million
2016
Million
Salaries, wages, labor service expenses and other benefits 74,427 69,546
Retirement costs: contributions to defined contribution retirement plans 11,086 9,917
85,513
79,463

94 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
6 OTHER OPERATING EXPENSES
2017
2016
Note Million Million
Maintenance 55,737 53,852
Impairment loss of doubtful accounts 3,392 3,734
Write-down of inventories 297 282
Amortization of other intangible assets 515 499
Operating lease charges
– land and buildings 11,453 11,628
– others (i) 3,698 4,248
Loss/(gain) on disposal of property, plant and equipment 8 (180)
Write-off and impairment of property, plant and
equipment (note 13) 12,593 7,216
Power and utilities expenses 30,518 29,461
Operation support and research and development expenses (ii) 38,016 32,296
Auditors’ remuneration
– audit services (iii) 107 103
– tax services 3 1
– other services 12 9
Others (iv) 25,894 23,924
182,243 167,073
Note:
(i) Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.
(ii) Operation support and research and development expenses mainly include support expenses for new business operation, research and development cost for new technology evolution, amortization of testing equipment, and other related costs.
(iii) Audit services include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley
Act of the United States of America with the service fee amount of RMB22,000,000 (2016: RMB22,000,000).
(iv) Others consist of administrative expenses, property management expenses, taxes and surcharges, and other miscellaneous expenses.
7 OTHER GAINS
2017
2016
Million Million
Penalty and compensation income 1,118 764
Others 1,271 1,204
2,389
1,968

Annual Report 2017 95
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)

8 FINANCE COSTS

	2017 Million	2016 Million
Interest on bonds	187	228
Interest on bank deposits received (note 35(a))	21	7
Others	2	–
	210	235

9 DIRECTORS' REMUNERATION

Directors' remuneration during 2017 is as follows:

	Directors' fees '000	Salaries, allowances and bonuses '000	Contributions relating to social insurance, housing fund and retirement scheme '000	2017 Total '000
Executive directors (Expressed in RMB)				
SHANG Bing	–	781	123	904
LI Yue (Chief Executive Officer)	–	781	151	932
LIU Aili*	–	592	110	702
SHA Yuejia	–	702	148	850
DONG Xin**	–	695	145	840
	–	3,551	677	4,228
Independent non-executive directors (Expressed in Hong Kong dollar)				
WONG Kwong Shing, Frank	470	–	–	470
CHENG Mo Chi, Moses	460	–	–	460
CHOW Man Yiu, Paul	455	–	–	455
YIU Kin Wah, Stephen***	255	–	–	255
	1,640	–	–	1,640

96 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)

9 DIRECTORS' REMUNERATION (CONTINUED)

Directors' remuneration during 2016 is as follows:

	Directors' fees '000	Salaries, allowances and bonuses '000	Contributions relating to social insurance, housing fund and retirement scheme '000	2016 Total '000
Executive directors (Expressed in RMB)				
SHANG Bing#	–	498	122	620
LI Yue (Chief Executive Officer)	–	717	147	864
LIU Aili	–	662	141	803
XUE Taohai##	–	646	143	789
SHA Yuejia	–	662	141	803
	–	3,185	694	3,879
Independent non-executive directors (Expressed in Hong Kong dollar)				
LO Ka Shui###	130	–	–	130
WONG Kwong Shing, Frank	470	–	–	470
CHENG Mo Chi, Moses	452	–	–	452
CHOW Man Yiu, Paul	405	–	–	405
	1,457	–	–	1,457

* Mr. LIU Aili resigned from the position as executive director of the Company with effect from 29 September 2017.

** Mr. DONG Xin was appointed as an executive director of the Company with effect from 23 March 2017.

*** Mr. Stephen YIU Kin Wah was appointed as an independent non-executive director of the Company with effect from 23 March 2017.

\# The unpaid portion of executive directors' performance related bonuses for 2015 was included in executive directors' salaries, allowances and bonuses in 2016. Mr. SHANG Bing has been serving the Company since September 2015.

\## Mr. XUE Taohai resigned from the position as executive director of the Company with effect from 23 March 2017.

\### Mr. LO Ka Shui resigned from the position as independent non-executive director of the Company with effect from 26 May 2016.

In 2017 and 2016, executive directors of the Company voluntarily waived their directors' fees.

The unpaid portion of executive directors' performance related bonuses for 2017 will be determined based on the evaluation conducted in 2018, and the additional bonuses related to their term of service will be determined based on the evaluation conducted upon the completion of three-year evaluation period.

Annual Report 2017 97
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
10 INDIVIDUALS WITH HIGHEST EMOLUMENTS
The emoluments payable to the five individuals with highest emoluments during 2017 and 2016 are as follows:
2017 2016
’000 ’000
Salaries, allowances and benefits in kind 5,259 5,602
Performance related bonuses 4,014 2,029
Retirement scheme contributions 158 157
9,431 7,788
The emoluments fell within the following bands:
2017 2016
Emolument bands
Number of individuals
Number of individuals
1,500,001–2,000,000 3 5
2,000,001–2,500,000 2 –
11 TAXATION
(a) Taxation in the consolidated statement of comprehensive income represents:
Current tax
Provision for Hong Kong profits tax on the estimated
2017 2016
Note Million Million
assessable profits for the year (i) 260 193
Provision for the PRC enterprise income tax on the
estimated taxable profits for the year (ii) 36,945 39,709
Deferred tax
37,205 39,902
Origination and reversal of temporary differences (note 19) (iii) (3,482) (4,279)
33,723 35,623
Note:
(i) The provision for Hong Kong profits tax is calculated at 16.5% (2016: 16.5%) of the estimated assessable profits for the year ended 31 December 2017.
(ii) The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2016: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December
2017. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2016: 15%).
(iii) Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.
(iv) On 22 April 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

98 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
11 TAXATION (CONTINUED)
2017
Million
2016
Million
Profit before taxation
148,137
144,462
Notional tax on profit before tax, calculated at the PRC’s statutory tax rate of 25% (Note)
Tax effect of non-taxable items
37,034
36,116
– Share of profit of investments accounted for using the
equity method
(2,487)
(2,159)
– Interest income
(41)
(22)
Tax effect of non-deductible expenses on the PRC operations
772
798
Tax effect of non-deductible expenses on Hong Kong operations
70
76
Rate differential of certain PRC operations (note 11(a)(ii))
(2,317)
(1,580)
Rate differential on Hong Kong operations (note 11(a)(i))
Tax effect of deductible temporary difference for which no deferred tax asset was recognized
(182)
154
(133)
1,562
was recognized
818
1,349
Others
(98)
(384)
Taxation
33,723
35,623
(b) Reconciliation between income tax expense and accounting profit at applicable tax rates:
Tax effect of deductible tax loss for which no deferred tax asset
Note: The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.
(c) The tax credited/(charged) relating to components of other comprehensive income is as follows:
Change in value of
2017
2016
Before tax Tax credited After tax Before tax Tax charged After tax
Million Million Million Million Million Million
available-for-sale financial assets (7) 2(5)32 (8) 24
Currency translation differences (735) – (735)774 – 774
Share of other comprehensive loss of investments accounted
for using the equity method (1,038) – (1,038)(1,059) – (1,059)
Other comprehensive loss (1,780) 2(1,778)(253) (8) (261)
Current tax – – Deferred tax 2 (8)
2 (8)
12 EARNINGS PER SHARE
The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB114,279,000,000 (2016: RMB108,741,000,000) and the weighted average number of
20,475,482,897 shares (2016: 20,475,482,897 shares) in issue during the year.
In 2017 and 2016, there was no dilutive potential ordinary shares of the Company outstanding. Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company.

Annual Report 2017 99
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
13 PROPERTY, PLANT AND EQUIPMENT
Buildings
Telecommunications
transceivers, switching
centers,
transmission
and
other
network
equipment
Office equipment, furniture, fixtures
and others Total
Cost:
Million Million Million Million
As at 1 January 2016 129,460 1,174,803 22,784 1,327,047
Transferred from construction in progress 8,476 172,502 2,267 183,245
Other additions 214 2,367 287 2,868
Disposals (1,048) (5,017) (138) (6,203) Assets written-off (308) (58,650) (2,210) (61,168) Exchange differences 129 262 1 392
As at 31 December 2016 136,923 1,286,267 22,991 1,446,181
As at 1 January 2017 136,923 1,286,267 22,991 1,446,181
Transferred from construction in progress 10,577 174,250 833 185,660
Other additions 820 962 1,193 2,975
Disposals (72) (181) (109) (362) Assets written-off (331) (38,971) (1,117) (40,419) Exchange differences (141) (359) (4) (504)
As at 31 December 2017 147,776 1,421,968 23,787 1,593,531
Accumulated depreciation and impairment:
As at 1 January 2016 36,825 689,564 15,027 741,416
Charge for the year 5,310 129,915 2,945 138,170
Written back on disposals (446) (2,336) (68) (2,850) Assets written-off and impairment loss (203) (51,108) (1,805) (53,116) Exchange differences 16 186 3 205
As at 31 December 2016 41,502 766,221 16,102 823,825
As at 1 January 2017 41,502 766,221 16,102 823,825
Charge for the year 5,695 143,026 1,227 149,948
Written back on disposals (58) (45) (105) (208) Assets written-off and impairment loss (299) (26,465) (1,068) (27,832) Exchange differences (20) (208) (3) (231)
As at 31 December 2017 46,820 882,529 16,153 945,502
Net book value:
As at 31 December 2017 100,956 539,439 7,634 648,029
As at 31 December 2016 95,421 520,046 6,889 622,356

100 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
13 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
As a result of the optimization of 4G network coverage, the continuing impact of the mobile Internet substitution effect, and particularly, the significant progress of Voice over LTE (“VoLTE”) business services this year, the usage and utilization of the Group’s 2G network has been decreasing rapidly. Meanwhile, due to the further decline of voice tariff, the revenue from voice services dropped even faster and the management anticipates more pressure on the profitability of 2G wireless and related assets (“2G Network Assets”). Therefore, management performed impairment test on the 2G Network Assets as at 31 December 2017. For the impairment testing purpose, the recoverable amounts (note 2(i)(ii)) of 2G Network Assets was determined based on value-in-use (“VIU”) calculations, i.e. the present value of estimated future net cash flows expected to arise from the continuing use of the 2G Network Assets. After considering the historical results, the prevailing market trends and the expected remaining useful lives of 2G Network Assets, the Group has made key assumptions and estimates on the period covered by the cash flow forecast and the estimated future revenue of 2G Network Assets to estimate the present value of future net cash flows applying the pre-tax discount rate of 11%. Based on the impairment test results, the Group recognized an impairment loss of RMB10,450,000,000 for the year ended 31 December 2017 (2016: nil).
14 CONSTRUCTION IN PROGRESS
2017 2016
Million Million
As at 1 January 89,853 88,012
Additions 173,919 185,086
Transferred to property, plant and equipment (185,660) (183,245)
As at 31 December 78,112 89,853
As at 31 December 2017, construction in progress primarily comprises expenditure incurred on the network expansion projects but not yet completed.
15 LAND LEASE PREPAYMENTS AND OTHERS
For the year ended 31 December 2017, the amortization of land lease prepayments expensed in the profit or loss amounted to approximately RMB446,000,000 (2016: approximately RMB443,000,000).
16 GOODWILL
Cost and carrying amount:
2017
2016
Million Million

As at 1 January and 31 December 35,343 35,343
Impairment tests for goodwill
As set out in IAS/HKAS 36 “Impairment of Assets”, a cash-generating unit is the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets or groups of assets. For the purpose of impairment tests of goodwill, goodwill is allocated to groups of cash-generating units (being subsidiaries acquired in each acquisition). Such groups of cash- generating units represent the lowest level within the Group for which the goodwill is monitored for internal management purposes.

Annual Report 2017 101
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)

16 GOODWILL (CONTINUED)

As at 31 December 2017, the goodwill of RMB35,300,000,000 is attributable to the cash-generating unit in relation to the operation in Mainland China which management currently monitors. The recoverable amount of the cash-generating unit is determined based on the VIU calculations by using the discounted cash flow method. This method considers the pre-tax cash flows of the subsidiaries (cash-generating unit) for the five years ending 31 December 2022 with subsequent transition to perpetuity. For the five years ending 31 December 2022, the average growth rate is assumed 1.5% while for the years beyond 31 December 2022, the assumed continual growth rate to perpetuity is 1%. The present value of cash flows is calculated by discounting the cash flow using pre-tax interest rates of approximately 11%. The management performed impairment test for the goodwill in relation to the operation in Mainland China and determined such goodwill was not impaired. Reasonably possible changes in key assumptions will not lead to the goodwill impairment loss.

17 SUBSIDIARIES

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Communication (BVI) Limited	British Virgin Islands ("BVI")	HK$1	100%	–	Investment holding company
China Mobile Communication Co., Ltd. ("CMC")**	Mainland China	RMB1,641,848,326	–	100%	Network and business coordination center
China Mobile Group Guangdong Co., Ltd. ("Guangdong Mobile")	Mainland China	RMB5,594,840,700	–	100%	Telecommunications operator
China Mobile Group Zhejiang Co., Ltd.	Mainland China	RMB2,117,790,000	–	100%	Telecommunications operator
China Mobile Group Jiangsu Co., Ltd.	Mainland China	RMB2,800,000,000	–	100%	Telecommunications operator
China Mobile Group Fujian Co., Ltd.	Mainland China	RMB5,247,480,000	–	100%	Telecommunications operator
China Mobile Group Henan Co., Ltd.	Mainland China	RMB4,367,733,641	–	100%	Telecommunications operator
China Mobile Group Hainan Co., Ltd.	Mainland China	RMB643,000,000	–	100%	Telecommunications operator
China Mobile Group Beijing Co., Ltd.	Mainland China	RMB6,124,696,053	–	100%	Telecommunications operator
China Mobile Group Shanghai Co., Ltd.	Mainland China	RMB6,038,667,706	–	100%	Telecommunications operator

102
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
China Mobile Limited

(Expressed in RMB unless otherwise indicated)

17 SUBSIDIARIES (CONTINUED)

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Tianjin Co., Ltd.	Mainland China	RMB2,151,035,483	–	100%	Telecommunications operator
China Mobile Group Hebei Co., Ltd.	Mainland China	RMB4,314,668,600	–	100%	Telecommunications operator
China Mobile Group Liaoning Co., Ltd.	Mainland China	RMB5,140,126,680	–	100%	Telecommunications operator
China Mobile Group Shandong Co., Ltd.	Mainland China	RMB6,341,851,146	–	100%	Telecommunications operator
China Mobile Group Guangxi Co., Ltd.	Mainland China	RMB2,340,750,100	–	100%	Telecommunications operator
China Mobile Group Anhui Co., Ltd.	Mainland China	RMB4,099,495,494	–	100%	Telecommunications operator
China Mobile Group Jiangxi Co., Ltd.	Mainland China	RMB2,932,824,234	–	100%	Telecommunications operator
China Mobile Group Chongqing Co., Ltd.	Mainland China	RMB3,029,645,401	–	100%	Telecommunications operator
China Mobile Group Sichuan Co., Ltd.	Mainland China	RMB7,483,625,572	–	100%	Telecommunications operator
China Mobile Group Hubei Co., Ltd.	Mainland China	RMB3,961,279,556	–	100%	Telecommunications operator
China Mobile Group Hunan Co., Ltd.	Mainland China	RMB4,015,668,593	–	100%	Telecommunications operator
China Mobile Group Shaanxi Co., Ltd.	Mainland China	RMB3,171,267,431	–	100%	Telecommunications operator
China Mobile Group Shanxi Co., Ltd.	Mainland China	RMB2,773,448,313	–	100%	Telecommunications operator
China Mobile Group Neimenggu Co., Ltd.	Mainland China	RMB2,862,621,870	–	100%	Telecommunications operator
China Mobile Group Jilin Co., Ltd.	Mainland China	RMB3,277,579,314	–	100%	Telecommunications operator
China Mobile Group Heilongjiang Co., Ltd.	Mainland China	RMB4,500,508,035	–	100%	Telecommunications operator

Annual Report 2017 103
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)

17 SUBSIDIARIES (CONTINUED)

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
China Mobile Group Guizhou Co., Ltd.	Mainland China	RMB2,541,981,749	–	100%	Telecommunications operator
China Mobile Group Yunnan Co., Ltd.	Mainland China	RMB4,137,130,733	–	100%	Telecommunications operator
China Mobile Group Xizang Co., Ltd.	Mainland China	RMB848,643,686	–	100%	Telecommunications operator
China Mobile Group Gansu Co., Ltd.	Mainland China	RMB1,702,599,589	–	100%	Telecommunications operator
China Mobile Group Qinghai Co., Ltd.	Mainland China	RMB902,564,911	–	100%	Telecommunications operator
China Mobile Group Ningxia Co., Ltd.	Mainland China	RMB740,447,232	–	100%	Telecommunications operator
China Mobile Group Xinjiang Co., Ltd.	Mainland China	RMB2,581,599,600	–	100%	Telecommunications operator
China Mobile Group Design Institute Co., Ltd.	Mainland China	RMB160,232,500	–	100%	Provision of telecommunications network planning design and consulting services
China Mobile Holding Company Limited**	Mainland China	US$30,000,000	100%	–	Investment holding company
China Mobile (Shenzhen) Limited**	Mainland China	US$7,633,000	–	100%	Provision of roaming clearance services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	–	Investment holding company
Aspire (BVI) Limited#	BVI	US$1,000	–	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited***	Mainland China	US$10,000,000	–	100%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited***	Mainland China	US$5,000,000	–	100%	Provision of mobile data solutions, system integration and development

104 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Expressed in RMB unless otherwise indicated)

17 SUBSIDIARIES (CONTINUED)

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
Aspire Information Technologies (Beijing) Limited***	Mainland China	US$5,000,000	–	100%	Technology platform development and maintenance
Fujian FUNO Mobile Communication Technology Company Limited***	Mainland China	US$3,800,000	–	51%	Network construction and maintenance, network planning and optimizing, training and communication services
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	–	Provision of roaming clearance services
Fit Best Limited	BVI	US$1	100%	–	Investment holding company
China Mobile Hong Kong Company Limited	Hong Kong	HK$951,046,930	–	100%	Provision of telecommunications and related services
China Mobile International Holdings Limited	Hong Kong	HK$16,495,670,000	100%	–	Investment holding company
China Mobile International Limited	Hong Kong	HK$6,400,000,000	–	100%	Provision of voice and roaming clearance services, Internet services and value-added services
China Mobile Group Device Co., Ltd.	Mainland China	RMB6,200,000,000	–	99.97%	Provision of electronic communication products design and sale of related products
China Mobile Group Finance Co., Ltd. ("China Mobile Finance")	Mainland China	RMB11,627,783,669	–	92%	Provision of non-banking financial services
China Mobile IoT Company Limited	Mainland China	RMB1,000,000,000	–	100%	Provision of network services
China Mobile (Suzhou) Software Technology Co., Ltd.	Mainland China	RMB980,000,000	–	100%	Provision of computer hardware and software research and development services

Annual Report 2017 105
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)

17 SUBSIDIARIES (CONTINUED)

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile (Hangzhou) Information Technology Co., Ltd.	Mainland China	RMB1,150,000,000	–	100%	Provision of computer hardware and software research and development services
China Mobile Online Services Co., Ltd.	Mainland China	RMB50,000,000	–	100%	Provision of call center services
MIGU Company Limited	Mainland China	RMB7,000,000,000	–	100%	Provision of Mobile Internet digital content services
China Mobile TieTong Company Limited	Mainland China	RMB31,880,000,000	–	100%	Provision of telecommunications services
China Mobile Internet Company Limited	Mainland China	RMB2,000,000,000	–	100%	Provision of value added telecommunications services
China Mobile Investment Holdings Company Limited	Mainland China	RMB330,000,000	–	100%	Investment holding company
China Mobile Quantong System Integration Co., Ltd.	Mainland China	RMB550,000,000	–	100%	Provision of computer system integration, construction, maintenance and related technology development services

* The nature of all the legal entities established in the Mainland China is limited liability company.

** Companies registered as wholly owned foreign enterprises in the Mainland China.

*** Company registered as a sino-foreign equity joint venture in the Mainland China.

\# Effective interest held by the Group is 66.41%.

106 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
18 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
The amounts recognized in the consolidated balance sheet are as follows:
As at
31 December
2017
As at
31 December
2016
Million Million
Associates 131,636 123,255
Joint ventures 863 784
132,499 124,039
Details of major associates are as follows:
Name of associate
Unlisted company
Place of incorporation/ establishment and operation
Proportion of
ownership
interest
held by
the Company or
its subsidiary Principal activity
China Tower Corporation Limited
(“China Tower”)
PRC
38%
Construction,
maintenance
and
operation
of
telecommunications
towers
Listed company
Shanghai Pudong Development Bank
Co., Ltd. (“SPD Bank”) (Note)
PRC 18% Provision of banking services
IFLYTEK Co., Ltd. (“IFLYTEK”) PRC 13%Provision of Chinese speech and language technology products and services
True Corporation Public Company Limited
(“True Corporation”)
Thailand
18%
Provision
of
telecommunications
services

Note: The Group’s shareholding percentage in SPD Bank has been diluted from 18.98% to 18.18% as a result from SPD Bank’s issuance of new ordinary shares to other companies in 2017. Up to the release day of these financial statements, SPD Bank has not yet announced its audited annual results for the year ended 31 December 2017, therefore, the Group has recognized its share of SPD Bank’s comprehensive income for the year 2017 based on the unaudited financial information which was released by SPD Bank and publicly disclosed, with some information such as total liabilities and total equity not provided.

Annual Report 2017 107
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)

18 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i) Summary financial information on principal associates:

	SPD Bank As at 31 December	
	2017 Million	2016 Million
Total assets	**6,135,061**	5,857,263
Total liabilities	**–**	5,484,329
Total equity	**–**	372,934
Total equity attributable to ordinary equity shareholders	**395,466**	338,027
Percentage of ownership of the Group	**18%**	19%
Total equity attributable to the Group	**71,896**	64,158
The impact of fair value adjustments at the time of acquisition and goodwill	**6,663**	7,780
Interest in associates	**78,559**	71,938

	IFLYTEK As at 31 December		True Corporation As at 31 December		China Tower As at 31 December	
	2017 Million	2016 Million	**2017 Million**	2016 Million	**2017 Million**	2016 Million
Total current assets	**7,329**	5,533	**23,566**	23,135	**30,517**	39,565
Total non-current assets	**6,151**	4,881	**69,511**	61,532	**292,125**	272,103
Total current liabilities	**4,428**	2,521	**39,589**	30,333	**150,438**	171,568
Total non-current liabilities	**1,042**	674	**26,643**	29,492	**44,710**	14,548
Total equity	**8,010**	7,219	**26,845**	24,842	**127,494**	125,552
Total equity attributable to equity shareholders	**7,759**	7,061	**26,711**	24,714	**127,494**	125,552
Percentage of ownership of the Group	**13%**	14%	**18%**	18%	**38%**	38%
Total equity attributable to the Group	**1,047**	962	**4,808**	4,449	**48,448**	47,710
The impact of fair value adjustments at the time of acquisition and goodwill	**805**	814	**2,664**	2,847	**–**	–
Elimination of unrealized profits resulting from the transfer of Tower Assets and its realization	**–**	–	**–**	–	**(4,856)**	(5,474)
Interest in associates	**1,852**	1,776	**7,472**	7,296	**43,592**	42,236

108

China Mobile Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Expressed in RMB unless otherwise indicated)

18 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i) Summary financial information on principal associates (continued):

	SPD Bank		IFLYTEK	
	2017	2016	**2017**	2016
	Million	Million	**Million**	Million
Revenue	**168,619**	160,792	**5,458**	3,320
Profit before taxation	**69,785**	69,975	**584**	561
Profit attributable to ordinary equity shareholders for the year	**52,515**	51,374	**428**	484
Other comprehensive loss	**(5,568)**	(5,480)	**–**	–
Total comprehensive income	**46,947**	45,894	**428**	484
Dividends received from associates	**821**	1,921	**18**	18

	True Corporation		China Tower	
	2017	2016	**2017**	2016
	Million	Million	**Million**	Million
Revenue	**28,262**	23,520	**68,665**	54,474
Profit/(loss) before taxation	**726**	(437)	**2,685**	(776)
Profit/(loss) for the year	**465**	(531)	**1,943**	(575)
Other comprehensive income/(loss)	**32**	(87)	**–**	–
Total comprehensive income/(loss)	**497**	(618)	**1,943**	(575)
Dividends received from associates	**–**	5	**–**	–

(ii) The fair values of the interests in SPD Bank, IFLYTEK and True Corporation are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs and disclosed as follows:

	As at 31 December 2017		As at 31 December 2016	
	Carrying amount	**Fair value**	Carrying amount	Fair value
	Million	**Million**	Million	Million
SPD Bank	**78,559**	**67,166**	71,938	66,522
IFLYTEK	**1,852**	**10,598**	1,776	4,854
True Corporation	**7,472**	**7,450**	7,296	8,297
Interest in listed associates	**87,883**	**85,214**	81,010	79,673

Annual Report 2017 109
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
18 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)
(iii) The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired.
As at 31 December 2017, the fair value of investment in SPD Bank was RMB67,166,000,000 (2016: RMB66,522,000,000), below its carrying amount by approximately 14.5% (2016: approximately 7.5%). Management performed impairment test accordingly considering such impairment indicator. The recoverable amount of the interest in SPD Bank is determined by VIU. The calculation used pre-tax cash flow projections for the five years ending 31 December 2022 with subsequent extrapolation to perpetuity. The discount rate used was based on a cost of capital used to evaluate investments in Mainland China. Management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions are determined with reference to external sources of information. Based on management’s assessment results, there was no impairment as at 31 December 2017. Reasonably possible changes in key assumptions will not lead to the impairment loss.
As at 31 December 2017, the fair value of investment in True Corporation was RMB7,450,000,000 (2016: RMB8,297,000,000), below its carrying amount by approximately 0.3% (2016: exceeding by approximately 13.7%). Since the decline in the fair value of interest in True Corporation is not significant or prolonged, there was no objective evidence of impairment as at 31 December 2017.
The management has determined that there was no impairment indicator of the Group’s interests in other associates as at 31 December 2017 and 2016.
Details of major joint venture are as follows:
In 2015, CMC, a wholly-owned subsidiary of the Company, together with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC), established China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the “Fund”). The Group recognized the investment as interest in a joint venture. CMC committed to invest RMB1,500,000,000 in cash, which represents 50% equity interest in the Fund. As at 31 December 2017, CMC has contributed RMB759,000,000 (2016: RMB721,000,000) to the Fund and has a commitment to invest RMB741,000,000 (2016: RMB779,000,000) to the Fund upon the request by the Fund. There are no contingent liabilities relating to the Group’s interest in the joint venture.

110 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
19 DEFERRED TAX ASSETS AND LIABILITIES
The analysis of deferred tax assets and liabilities are as follows:
As at
31 December
2017
As at
31 December
2016
Deferred tax assets:
Million Million
– Deferred tax asset to be recovered after 12 months 8,236 6,607
– Deferred tax asset to be recovered within 12 months 25,107 23,160
33,343 29,767
Deferred tax liabilities:
– Deferred tax liabilities to be settled after 12 months (258) (248)
– Deferred tax liabilities to be settled within 12 months (104) (44)
(362) (292)
Deferred tax assets and liabilities recognized and the movements during 2017
As at 1
January
2017
Million
(Charged)/ credited to profit or loss Million Credited to other comprehensive income
Million
Exchange differences Million
As at
31 December
2017
Million
Deferred tax assets arising from:
Write-down for obsolete inventories
175
(55)
–
–
120
Write-off and impairment of certain network equipment and related assets
4,538
2,544
–
–
7,082
Accrued operating expenses 17,969 965 – – 18,934
Deferred revenue from Reward Program 5,796 147 – – 5,943
Impairment loss for doubtful accounts
Change in value of available-for-sale financial assets 1,297
(8) (27)
– –
2 –
– 1,270
(6)
29,767
3,574
2
–
33,343
Deferred tax liabilities arising from:
Depreciation allowance in excess of related depreciation
(292)
(92)
–
22
(362)
Total
29,475
3,482
2
22
32,981

Annual Report 2017 111
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)

19 DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2016

	As at 1 January 2016 Million	(Charged)/ credited to profit or loss Million	Charged to other comprehensive income Million	Exchange differences Million	As at 31 December 2016 Million
Deferred tax assets arising from:					
Write-down for obsolete inventories	217	(42)	–	–	175
Write-off and impairment of certain network equipment and related assets	4,152	386	–	–	4,538
Accrued operating expenses	14,125	3,844	–	–	17,969
Deferred revenue from Reward Program	5,350	446	–	–	5,796
Impairment loss for doubtful accounts	1,579	(282)	–	–	1,297
Change in value of available-for-sale financial assets	–	–	(8)	–	(8)
	25,423	4,352	(8)	–	29,767
Deferred tax liabilities arising from:					
Depreciation allowance in excess of related depreciation	(203)	(73)	–	(16)	(292)
Total	25,220	4,279	(8)	(16)	29,475

Deferred tax assets are recognized for deductible temporary differences and tax losses carry-forwards only to the extent that the realization of the related tax benefit through future taxable profits is probable. Certain subsidiaries of the Group did not recognize deferred tax assets of RMB1,716,000,000 (2016: RMB1,562,000,000) and RMB2,079,000,000 (2016: RMB1,349,000,000) in respect of deductible temporary differences and tax losses amounting to RMB6,885,000,000 (2016: RMB6,249,000,000) and RMB8,713,000,000 (2016: RMB5,504,000,000) respectively that can be carried forward against future taxable income as at 31 December 2017. The deductible tax losses are allowed to be carried forward in next five years against the future taxable profits.

112 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
20 AVAILABLE-FOR-SALE FINANCIAL ASSETS
As at
31 December
2017
As at
31 December
2016
Note Million Million
Equity investments (i) 44 35
Wealth management products issued by banks (ii) 65,630 31,897
65,674 31,932
Less: current portion (65,630) (31,897)
Non-current portion 44 35
Note:
(i) The equity investments represent the Group’s investments in other companies at fair values (level 1: quoted price (unadjusted) in active markets; or level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)) through other comprehensive income as at 31 December 2017.
(ii) The wealth management products issued by banks will mature within one year with variable return rates indexed to the performance of underlying assets. As at 31 December 2017, the carrying amount approximated the fair value (level 3 of fair value hierarchy). The fair values are based on cash flow discounted assuming the expected return will be obtained upon maturity.
21 RESTRICTED BANK DEPOSITS
As at 31 December 2017 As at 31 December 2016
Non- current assets
Current
assets Total
Non-
current
assets
Current
assets Total
Restricted bank deposits
– Statutory deposit reserves
Million Million Million Million Million Million
(Note) 3,453 –3,4534,527 –4,527
– Deposited customer
reserves (Note) 3,047 – 3,047 – – –
– Pledged bank deposits 4 691 695 1 197 198
6,504 691 7,1954,528 1974,725
Note: The statutory deposit reserves and the deposited customer reserves are deposited by China Mobile Finance and China Mobile E-Commerce Co., Ltd., a wholly-owned subsidiary of the Company, respectively, in accordance with relevant requirements of the People’s Bank of China (“PBOC”), which are not available for use in the Group’s daily operations.

Annual Report 2017 113
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
22 INVENTORIES
As at
31 December
2017
As at
31 December
2016
Million Million
SIM cards, handsets and other terminals 8,357 7,696
Other consumables 1,865 1,136
10,222 8,832
23 ACCOUNTS RECEIVABLE
(a) Aging analysis
Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:
As at
31 December
2017
As at
31 December
2016
Million Million
Within 30 days 13,711 10,974
31–60 days 3,002 2,726
61–90 days 1,798 1,540
Over 90 days 5,642 3,805
24,153 19,045
Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit term.
Accounts receivable are expected to be recovered within one year.

114 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
23 ACCOUNTS RECEIVABLE (CONTINUED)
(b) Impairment of accounts receivable
Impairment loss in respect of accounts receivable is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.
The following table summarizes the changes in impairment loss of doubtful accounts:
2017
Million 2016
Million
As at 1 January 5,762 6,549
Impairment loss recognized
3,415
3,797
Accounts receivable written off (3,509) (4,584)
As at 31 December
5,668
5,762
(c) Past due but not impaired
The aging analysis of the accounts receivable that are past due but not impaired is as follows:
As at
31 December
2017
As at
31 December
2016
Million Million
Past due within 1 month 848 577
As at 31 December 2017, accounts receivable of RMB848,000,000 (2016: RMB577,000,000) were past due but not impaired. Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.
Remaining receivables that were neither past due nor impaired relate to a wide range of customers for which there was no recent history of default. The Group does not hold any collateral over these balances.
24 OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS
Other receivables comprise certain items which are expected to be recovered within one year, primarily including interest receivable from banks, utilities deposits and rental deposits, and short-term loans of RMB13,650,000,000 (2016: RMB4,650,000,000) granted to other companies through China Mobile Finance at the interest rate agreed by each party with reference to the market interest rate.
Prepayments and other current assets primarily consist of rental prepayments, maintenance prepayments and input VAT to be deducted.
As at 31 December 2017 and 2016, there were no significant overdue amounts for other receivables.

Annual Report 2017 115
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
25 PROCEEDS RECEIVABLE FOR THE TRANSFER OF TOWER ASSETS
On 31 October 2015, CMC completed the transfer of telecommunications towers and related assets (“Tower Assets”) to China Tower. In return, China Tower issued equity shares to CMC and shall pay CMC the remaining cash consideration. The first payment of RMB5,000,000,000 has been made in February 2016 and the remaining balance of cash consideration was settled in December 2017.
26 AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY
Amount due from ultimate holding company is unsecured, interest free, repayable on demand and arising in the ordinary course of business.
As at 31 December 2017, amount due to ultimate holding company comprises the short-term deposits of CMCC and its subsidiaries (“CMCC Group”) in China Mobile Finance amounting to RMB8,611,000,000 (2016: RMB5,552,000,000) and the corresponding interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate.
27 BANK DEPOSITS
Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC or with reference to the market interest rate.
28 CASH AND CASH EQUIVALENTS
As at
31 December
2017
As at
31 December
2016
Million Million
Bank deposits with original maturity within three months 5,907 15,115
Cash at banks and in hand 114,729 75,298
120,636 90,413
29 INTEREST-BEARING BORROWINGS
As at
31 December
2017
As at
31 December
2016
Million Million
Bonds – 4,998
As at 31 December 2016, the bonds represented the balance of fifteen-year guaranteed bonds issued by Guangdong Mobile, a wholly-owned subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds were unsecured and bear interest at the rate of 4.5% per annum which was payable annually. The bonds was repaid on 28 October 2017.

116 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
30 ACCOUNTS PAYABLE
Accounts payable primarily include payables for expenditure of network expansion, maintenance and interconnection expenses.
The aging analysis of accounts payable is as follows:
As at
31 December
2017
As at
31 December
2016
Payable in the periods below:
Million Million
Within 1 month or on demand 201,429 215,775
After 1 month but within 3 months 13,086 14,677
After 3 months but within 6 months 7,660 8,231
After 6 months but within 9 months 2,761 4,342
After 9 months but within 12 months 8,233 7,813
233,169 250,838
All of the accounts payable are expected to be settled within one year or are repayable on demand.
31 DEFERRED REVENUE
Deferred revenue primarily includes prepaid service fees received from customers and unredeemed point rewards.
As at 1 January
2017
2016
Million Million
– Current portion 84,289 78,100
– Non-current portion 2,175 1,291
Additions during the year 352,011 359,626
Recognized in the consolidated statement of comprehensive income (350,305) (352,553)
As at 31 December 88,170 86,464
Less: Current portion (85,282) (84,289)
Non-current portion 2,888 2,175
32 ACCRUED EXPENSES AND OTHER PAYABLES
As at
31 December
2017
As at
31 December
2016
Million Million
Receipts-in-advance 73,583 75,819
Other payables 26,643 24,523
Accrued salaries, wages, labor service expenses and other benefits 6,535 6,241
Accrued expenses 84,105 74,367
190,866 180,950

Annual Report 2017 117
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
33 CAPITAL, RESERVES AND DIVIDENDS
(a) Share capital
Ordinary shares, issued and fully paid:
Number of shares
HK$ Million
Equivalent
RMB Million
As at 1 January and 31 December 2017 and 2016 20,475,482,897 382,263402,130
The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.
(b) Dividends
(i) Dividends attributable to the year:
Ordinary interim dividend declared and paid of HK$1.623 (equivalent to approximately RMB1.409) (2016: HK$1.489
2017
2016
Million Million
(equivalent to approximately RMB1.273)) per share 28,211 26,227
Special dividend declared and paid of HK$3.200
(equivalent to approximately RMB2.777) per share 55,621 – Ordinary final dividend proposed after the balance sheet date of HK$1.582 (equivalent to approximately RMB1.322) (2016: HK$1.243 (equivalent to approximately RMB1.112))
per share 27,077 22,766
110,909 48,993
The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB with reference to the rate HK$1 = RMB0.83591, being the rate announced by the State Administration of Foreign Exchange in the PRC on 29 December 2017. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31
December 2017.
In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as at the record date for such dividend, and who were not individuals.
(ii) Dividends attributable to the previous financial year, approved and paid during the year:
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.243
(equivalent to approximately RMB1.112) (2016: HK$1.196
2017
2016
Million Million
(equivalent to approximately RMB1.002)) per share 22,204 20,764

118 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
33 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)
(c) Movements in components of equity
The reconciliation between the opening and closing balances of each component of the Group’s consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company’s individual components of equity between the beginning and the end of the year are set out below:
Share capital Million General reserve Million Retained profits Million
Total
Million
As at 1 January 2016 402,130 72 79,734 481,936
Changes in equity for 2016:
Profit for the year
–
–
49,074
49,074
Total comprehensive income for the year
–
–
49,074
49,074
Dividends approved in respect of
previous year (note 33(b)(ii)) Dividends declared in respect of current year (note 33(b)(i))
–
–
–
– (20,764) (26,227) (20,764) (26,227)
As at 31 December 2016
402,130
72
81,817
484,019
As at 1 January 2017
402,130
72
81,817
484,019
Changes in equity for 2017:
Profit for the year
–
–
111,333
111,333
Total comprehensive income for the year
–
–
111,333
111,333
Dividends approved in respect of
previous year (note 33(b)(ii)) Dividends declared in respect of current year (note 33(b)(i))
–
–
–
– (22,204) (83,832) (22,204) (83,832)
As at 31 December 2017
402,130
72
87,114
489,316
(d)
Nature and purpose of reserves
(i) Capital reserve
The capital reserve mainly comprises the following:
– RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before 1 January 2001 against the capital reserve;
– Share of other comprehensive income/(loss) of investments accounted for using the equity method;
– The changes in fair value of available-for-sale financial assets through other comprehensive income, net of tax, until the financial assets are derecognised; and

Annual Report 2017 119
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
33 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)
(d) Nature and purpose of reserves (Continued)
(i) Capital reserve (Continued)
– The difference between the consideration and the aggregate carrying amounts of certain assets, businesses and related liabilities as well as its related employees in relation to the fixed-line telecommunications operations acquired from the controlling party under business combinations under common control.
(ii) PRC statutory reserves
PRC statutory reserves mainly include statutory surplus reserve and discretionary surplus reserve.
In accordance with the Company Law of the PRC, domestic enterprises in Mainland China are required to transfer 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”), to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital of relevant Mainland subsidiaries. Moreover, upon a resolution made by the shareholders, a certain percentage of domestic enterprises’ profit after taxation, as determined under PRC GAAP, is transferred to the discretionary surplus reserve. During the year, appropriations were made by such subsidiaries to the statutory surplus reserves and discretionary surplus reserves accordingly.
The statutory and discretionary surplus reserves can be used to reduce previous years’ losses, if any, and may be converted into paid-up capital, provided that the statutory reserve after such conversion is not less than 25% of the registered capital of relevant subsidiaries.
In accordance with relevant regulations issued by the Ministry of Finance of the PRC, a subsidiary of the Company, China Mobile Finance, is required to set aside a reserve through appropriations of profit after tax according to a certain ratio of the ending balance of its gross risk-bearing assets to cover potential losses against such assets.
(iii) Exchange reserve
The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 2(x).
(e) Capital management
The Group’s primary objectives of capital management are to maintain a reasonable capital structure and to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders. The Group actively and regularly reviews and manages its capital structure to stabilize the capital position and prevent operation risk. Meanwhile, the Group will maximize the shareholders’ return when having high level of borrowings and will make adjustment on the capital structure in accordance with the changes in economic conditions.
The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total borrowings divided by book capitalization (equal to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet and total borrowings).
As at 31 December 2017, the Group’s total debt-to-book capitalization ratio was nil (2016: 0.5%).
Except China Mobile Finance, the Company and its subsidiaries are not subject to externally imposed capital requirements.

120 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
34 BALANCE SHEET OF THE COMPANY
As at
31 December
2017
As at
31 December
2016
Assets
Non-current assets
Note Million Million
Investments in subsidiaries 490,256 487,290
490,256 487,290
Current assets
Amounts due from subsidiaries 1,346 1,346
Other receivables 7 2
Bank deposits 811 – Cash and cash equivalents 554 796
2,718 2,144
Total assets 492,974 489,434
Equity and liabilities
Liabilities
Current liabilities
Amount due to a subsidiary 3,628 5,404
Accrued expenses and other payables 16 10
Current taxation 14 1
3,658 5,415
Total liabilities 3,658 5,415
Equity
Share capital 33(a) 402,130 402,130
Reserves 33(c) 87,186 81,889
Total equity 489,316 484,019
Total equity and liabilities 492,974 489,434
The balance sheet of the Company was approved by the Board of Directors on 22 March 2018 and was signed on its behalf.
Li Yue
Name of Director
Dong Xin
Name of Director

Annual Report 2017 121
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
35 RELATED PARTY TRANSACTIONS
(a) Transactions with CMCC Group
The following is a summary of principal related party transactions entered into by the Group with CMCC Group, for the years ended 31 December 2017 and 2016. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the Report of Directors.
Note 2017
Million 2016
Million
Telecommunications services revenue (i) 47 159
Property leasing and management services revenue (ii) 188 197
Property leasing and management services charges (ii) 999 976
Network assets leasing charges (iii) 2,494 2,738
Network capacity leasing charges (iii) 1,047 2,696
Short-term bank deposits received (iv) 8,611 5,552
Short-term bank deposits repaid (iv) 5,552 7,274
Interest expenses (iv) 21 7
Note:
(i) The amounts represent telecommunications services settlement received/receivable from CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services.
(ii) The amount represents the rental and property management fees received/receivable from or paid/payable to CMCC Group in respect of offices, retail outlets and warehouses.
(iii) The amounts represent the network assets leasing settlement paid/payable to CMCC Group, and the TD-SCDMA network capacity charges paid/payable to CMCC Group. On 29 December 2008, the Company entered into a network capacity leasing agreement with CMCC Group for the provision of TD-SCDMA related services. Based on the lease classification assessments, the Group does not substantially bear the risks and reward incidental to the ownership of the leased network assets, and accordingly the Group accounts for the network assets leasing and the network capacity leasing as operating leases.
(iv) The amounts represent the bank deposits received from or repaid to CMCC Group and interest expenses paid/payable to CMCC Group in respect of the deposits.

122 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
35 RELATED PARTY TRANSACTIONS (CONTINUED)
(b) Amounts due from/to CMCC Group
Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company, are included in the following accounts captions summarized as follows:
As at
31 December
2017
As at
31 December
2016
Million Million
Accounts receivable 301 354
Other receivables 116 105
Accounts payable 4,580 4,251
Accrued expenses and other payables 131 88
The amounts are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business.
(c) Significant transactions with associates and joint venture of the Group and of CMCC Group
The Group has entered into transactions with associates and joint venture of the Group or CMCC Group. The major transactions entered into by the Group and these companies and amounts due from/to these companies are as follows:
As at
31 December
2017
As at
31 December
2016
Note Million Million
Accounts receivable (i) 313 29
Interest receivable (ii) 997 2,134
Other receivables (iii) 12,565 9,862
Proceeds receivable for the transfer of
Tower Assets (note 25) – 57,152
Prepayments and other current assets 51 17
Available-for-sale financial assets (iii) 31,778 17,222
Bank deposits (iii) 62,969 37,631
Accounts payable (iv) 4,479 4,076
Accrued expenses and other payables (iv) 5,429 4,185
Note
2017
Million
2016
Million
Telecommunications services revenue (i) 828 637
Telecommunications services charges (v) – 422
Property leasing and management services revenue (vi) 99 1
Charges for use of tower assets (iv) 36,335 28,144
Interest income (ii) 4,807 4,140
Dividend income 847 1,944

Annual Report 2017 123
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
35 RELATED PARTY TRANSACTIONS (CONTINUED)
(c) Significant transactions with associates and joint venture of the Group and of CMCC Group
(Continued)
Note:
(i) The amounts represent the telecommunications services revenue received/receivable from the Group’s associates.
(ii) The amounts primarily represent interest received/receivable from deposits placed with SPD Bank, short-term loans granted by China Mobile Finance to SPD Bank and China Tower, and the proceeds receivable for the transfer of Tower Assets. The interest rate of deposits placed with SPD Bank is determined in accordance with the benchmark interest rate published by PBOC.
(iii) Other receivables primarily represent the short-term loans granted by China Mobile Finance to SPD Bank and China Tower, and withholding power and utilities expenses and lease charges due from China Tower, etc.. The loans will mature by or before December 2018. Available-for-sale financial assets represent the wealth management products purchased from SPD Bank and bank deposits represent the deposits placed with SPD Bank.
(iv) The amounts primarily represent the charges paid/payable to China Tower for the use of telecommunications towers and related assets and the services (“Leased Tower”). On 8 July 2016, CMC and China Tower finalized the leasing and pricing arrangement in relation to the lease of Leased Tower, and entered into an agreement (the “Lease Agreement”). Accordingly, the respective provincial companies of CMC and China Tower entered into provincial company service agreements for the leasing of individual Leased Tower based on their actual service requirements. Pursuant to the management’s assessment, the 5 years lease terms of the Lease Agreement does not account for the major part of the economic lives of the Leased Tower and the present value of the minimum lease payments is not considered substantial comparing to the fair value of the corresponding Leased Tower. At the end of the lease term, there is no purchase option granted to the Group to purchase the Leased Tower. The Group also does not bear any gains or losses in the fluctuation in the fair value of the Leased Tower at the end of the lease terms. As a result, the Group does not substantially bear the risks and reward incidental to the ownership of the Leased Tower, and hence the Group accounts for the Leased Tower leasing as operating leases. On 31 January 2018, CMC and China Tower unanimously agreed on supplementary provisions to the Lease Agreement (“Supplementary Agreement”). The Supplementary Agreement mainly included: the adjustments to the pricing of tower products, the term of the agreement shall be 5 years, effective from 1 January
2018 and expiring on 31 December 2022. The Supplementary Agreement will not affect the Group’s judgement on operating lease aforementioned.
(v) The amount represents the telecommunications services charges paid/payable to Union Mobile Pay Co., Ltd., an associate of
CMCC Group until July 2016.
(vi) The amount represents the property leasing revenue received/receivable from SPD Bank and China Tower.
(d) Transactions with other government-related entities in the PRC
The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organization (collectively referred to as “government-related entities”).
Apart from transactions with CMCC Group (notes 26 and 35(a)), associates and joint venture (note 35(c)) and the transaction to increase contribution to the Fund (note 18), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:
– rendering and receiving telecommunications services, including interconnection revenue/charges
– purchasing of goods, including use of public utilities
– placing of bank deposits
These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on commercial negotiations with reference to rules and regulations stipulated by related authorities of the PRC Government, where applicable. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.
(e) For key management personnel remuneration, please refer to note 9.

124 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
36 FINANCIAL RISK MANAGEMENT AND FAIR VALUES
Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:
(a) Credit risk and concentration risk
The Group’s credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposits with banks, wealth management products issued by banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.
Substantially all the Group’s cash at banks and bank deposits are deposited in financial institutions in Mainland China and Hong Kong. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions. Wealth management products are issued by major domestic banks investing in low risk underlying assets, which mainly consist of bank deposits, treasury bond, central bank bill, local government debt, corporate bond or debt with high credit ratings and low credit risks.
The accounts receivable of the Group is primarily comprised of receivables due from customers and telecommunications operators. Accounts receivable from customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits, rental deposits and short-term loans granted to other companies through China Mobile Finance. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.
Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 23(c).

Annual Report 2017 125
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
36 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)
(b) Liquidity risk
Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and bank deposits (which are readily convertible to known amounts of cash) to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments and capital expenditures.
The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:
As at 31 December 2017
Total contractual
Carrying amount
undiscounted cash flow
Within 1 year or on demand
Million Million Million
Accounts payable 233,169 233,169233,169
Bills payable 3,303 3,3033,303
Accrued expenses and other payables 190,866 190,866190,866
Amount due to ultimate holding company 8,646 8,6468,646
435,984 435,984 435,984
As at 31 December 2016
Total contractual
Carrying amount
undiscounted cash flow
Within 1 year or on demand
Million Million Million
Accounts payable 250,838 250,838250,838
Bills payable 1,206 1,2061,206
Accrued expenses and other payables 180,950 180,950180,950
Amount due to ultimate holding company 5,563 5,5635,563
Interest-bearing borrowings 4,998 5,1855,185
443,555 443,742 443,742

126 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
36 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)
(c) Interest rate risk
The Group consistently monitors the current and potential fluctuation of interest rates in managing the interest rate risk on a reasonable level. As at 31 December 2017, the Group did not have any interest- bearing borrowings at variable rates, but had RMB8,611,000,000 of short-term bank deposits placed by CMCC (2016: RMB5,552,000,000 and RMB5,000,000,000 of bonds (note 29)), which was at fixed rate and expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate borrowings depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.
As at 31 December 2017, total cash and bank balances of the Group amounted to RMB407,202,000,000 (2016: RMB430,435,000,000), and interest-bearing receivables amounted to RMB13,650,000,000 (2016: RMB62,235,000,000). The interest income for 2017 was RMB15,883,000,000 (2016: RMB16,005,000,000) and the average interest rate was 3.13% (2016: 3.44%). Assuming the total cash and bank balances and interest-bearing receivables are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,182,000,000 (2016: RMB3,695,000,000).
(d) Foreign currency risk
The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency cash and deposits with banks represented 2.5% (2016: 1.2%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.
(e) Fair values
All financial instruments are carried at amounts not materially different from their fair values at the balance sheet dates.

Annual Report 2017 127
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
37 COMMITMENTS
(a) Capital commitments
The Group’s capital expenditure contracted for as at 31 December but not provided in the consolidated financial statements were as follows:
2017
Million 2016
Million
Land and buildings 10,950 8,788
Telecommunications equipment 32,112 26,147
43,062
34,935
(b) Operating lease commitments
The total future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:
Land and buildings Million Leased lines and network assets Million
Others
Million
Total
Million
As at 31 December 2017
Within one year 10,344 46,730 1,023 58,097
After one year but within
five years 20,372 112,465 961 133,798
After five years 4,831 1,183 58 6,072
35,547
160,378
2,042
197,967
As at 31 December 2016
Within one year 9,222 40,078 1,184 50,484
After one year but within
five years 18,182 119,628 812 138,622
After five years 4,810 860 45 5,715
32,214 160,566 2,041194,821
The Group leases certain land and buildings, leased lines and network assets, motor vehicles, computer and other office equipment under operating leases.
(c) Investment commitments
The Group has an investment commitment to a joint venture (see note 18).

128 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
38 POST BALANCE SHEET EVENT
After the balance sheet date, the Board of Directors proposed a final dividend for the year ended 31 December
2017. Further details are disclosed in note 33(b)(i).
39 ACCOUNTING ESTIMATES AND JUDGEMENTS
Key sources of estimation uncertainty
Note 16 contains information about the assumptions relating to goodwill impairment, and note 35 contains information about the judgements on the lease classification of leasing of TD-SCDMA network capacity and Leased Tower. Other key sources of estimation uncertainty are as follows:
Impairment loss for doubtful accounts
The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the aging of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial conditions of the customers were to deteriorate, additional impairment may be required.
Depreciation
Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are determined based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.
Taxation
The Group is subject to income taxes mainly in Mainland China and Hong Kong. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Deferred tax assets are recognised based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

Annual Report 2017 129
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
39 ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)
Impairment of property, plant and equipment, goodwill, other intangible assets and investments accounted for using the equity method
The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, other intangible assets subject to amortization and investments accounted for using the equity method, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets with indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.
The recoverable amount of an asset is the greater of its fair value less costs of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. Additional information for the impairment assessment of property, plant and equipment, goodwill and investments accounted for using the equity method is disclosed in notes 13, 16 and 18, respectively.
Classification of leases
The Group has a number of lease arrangements. The Group follows the guidance of IAS/HKAS 17 “Leases” to determine the classification of leases as operating leases versus finance leases. Significant judgements and assumptions are required in the assessment of the classification. The determination of classification depends on whether the lease transfers substantially all the risks and rewards of the assets to the Group. In particular, during the assessment, the management estimates (i) economic lives of lease assets, (ii) the discount rate used in the calculation of present value of minimum lease payments, and (iii) the fair value of the leased assets. Any future changes to these judgements or assumptions will affect the classification and hence the results of operation and financial position of the Group.

130 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
40 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31
DECEMBER 2017
Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended 31 December 2017 and which have not been adopted in these financial statements.
Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:
Effective for accounting periods beginning on or after
IFRS/HKFRS 9 “Financial Instrument” 1 January 2018
IFRS/HKFRS 15 “Revenue from Contracts with Customers” 1 January 2018
Annual Improvement to IFRSs/HKFRSs 2014-2016 cycle* 1 January 2018
IFRIC/HK(IFRIC) – Int 22, “Foreign Currency Transactions and Advance Consideration” 1 January 2018
IFRS/HKFRS 16 “Leases” 1 January 2019
IFRIC/HK(IFRIC) – Int 23, “Uncertainty over Income Tax Treatments” 1 January 2019
Annual Improvement to IFRSs/HKFRSs 2015-2017 cycle 1 January 2019
Amendment to IFRS/HKFRS 10, “Consolidated Financial Statements” To be determined
Amendment to IAS/HKAS 28, “Investments in Associates and Joint Ventures” To be determined
* It included amendment to IFRS/HKFRS 12 which was effective in 1 January 2017 and does not have a material impact on the Group.

Annual Report 2017 131
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
40 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31
DECEMBER 2017 (CONTINUED)
IFRS/HKFRS 9 “Financial Instruments”
The new standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, and a new impairment model for financial assets.
The Group has reviewed its financial assets and liabilities and is expecting the following impact from the adoption of the new standard on 1 January 2018.
Management anticipates the application of IFRS/HKFRS 9 will affect the classification and measurement of the Group’s available-for-sale investments and have an impact on amounts reported in respect of the Group’s wealth management products issued by banks and certain equity investments. The equity investments and the wealth management products issued by banks that were accounted for as available-for-sale financial assets and the short-term financial assets held by China Mobile Finance will be reclassified to financial assets at fair value through profit or loss. Related fair value changes will be transferred from the capital reserve to retained earnings on 1 January 2018. Subsequent changes of fair value will be recorded in profit or loss.
There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The derecognition rules have been transferred from IAS/HKAS 39 “Financial Instruments: Recognition and Measurement” and have not been changed.
The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS/HKAS 39. It applies to financial assets classified at amortized cost, contract assets under IFRS/HKFRS 15 “Revenue from Contracts with Customers”, trade debtors and certain other financial assets. Based on the assessments undertaken to date, the Group expects no material impact on the loss allowance for the aforementioned assets.
The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.
IFRS/HKFRS 9 is mandatory for financial years commencing on or after 1 January 2018. The Group adopted the IFRS/HKFRS 9 from 1 January 2018, with the practical expedients permitted under the standard. Comparatives for 2017 will not be restated.

132 China Mobile Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
40 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31
DECEMBER 2017 (CONTINUED)
IFRS/HKFRS 15 “Revenue from Contracts with Customers”
IFRS/HKFRS 15 replaces IAS/HKAS 18 which covers contracts for goods and services and IAS/HKAS 11 which covers construction contracts. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer. IFRS/HKFRS 15 specifies how and when the Group will recognize revenue as well as requiring the Group to provide users of financial statements with more informative and relevant disclosures. The Group has finished analysis on the impact of the new standard on the Group’s financial statements and has identified areas which will be affected as follows.
IFRS/HKFRS 15 requires the identification of the distinct deliverables in contracts with customers that qualify as separate “performance obligation” and the allocation of the transaction price receivables from customers to each “performance obligation” on relative stand-alone selling price basis. Upon the completion of the principal or agent analysis under the new standard, the Group will allocate the total consideration to each “performance obligation”, including telecommunications services, handsets and customer point rewards and other promotional goods or services. The current accounting policy for telecommunications services, handsets, customer points rewards is disclosed in note 2(r), and promotional items are accounted for as selling expenses under the existing treatment.
IFRS/HKFRS 15 requires customer acquisition cost to be capitalized as an asset and amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates. The Group considers that certain types of sales commissions will be capitalized and amortized on a straight-line basis over the period under the new standards. The change will impact on the timing of the expense recognition.
The Group has assessed the static impact on the Group’s consolidated financial statements for the year ended
31 December 2017 if IFRS/HKFRS 15 was applied, and the Group expected the operating revenue would decrease by approximately 2.2% while the revenue from telecommunications services would decrease by approximately 3.2% in 2017. However, the adoption of IFRS/HKFRS 15 is not expected to have a significant impact on profit from operations in the long-term.
IFRS/HKFRS 15 is mandatory for financial years commencing on or after 1 January 2018. The standard permits either a full retrospective or a modified retrospective approach for the adoption. The Group has finished the upgrade of the accounting systems and the processes of the business, and adopted the IFRS/HKFRS 15 from 1 January 2018 with modified retrospective approach.

Annual Report 2017 133
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Expressed in RMB unless otherwise indicated)
40 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31
DECEMBER 2017 (CONTINUED)
IFRS/HKFRS 16 “Leases”
IFRS/HKFRS 16 will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low- value leases. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under the predecessor standard, IAS/HKAS 17. The accounting for lessors will not significantly change.
Upon preliminary evaluation, given that the Group leases certain telecommunications facilities for time periods longer than a year, the application of IFRS/HKFRS 16 “Leases” in 2019 is expected to have impact on the Group’s consolidated financial statements to certain extent because present values of lease liabilities and leased assets will be recorded on the balance sheet when the standard is applied. Accordingly, the Group expects a corresponding increase in its assets and liabilities. In addition, related operating lease expenses will be reclassified as depreciation and finance costs.
IFRS/HKFRS 16 is mandatory for financial years commencing on or after 1 January 2019. At this stage, the
Group does not intend to adopt the standard before its effective date.
Management is assessing the impact of the rest new standards, amendments to standards and will adopt the relevant standards, amendments to standards in the subsequent periods as required.

134
China Mobile Limited

Financial Summary

(Expressed in RMB)

RESULTS

	2017 Million	2016 Million	2015 Million	2014 Million	2013 Million
Operating revenue					
Revenue from telecommunications services	668,351	623,422	584,089	591,602	600,424
Revenue from sales of products and others	72,163	84,999	84,246	59,907	39,624
	740,514	708,421	668,335	651,509	640,048
Operating expenses					
Leased lines and network assets	46,336	39,083	20,668	15,843	14,816
Interconnection	21,762	21,779	21,668	23,502	25,983
Depreciation	149,780	138,090	136,832	122,805	111,493
Employee benefit and related expenses	85,513	79,463	74,805	70,385	66,681
Selling expenses	61,086	57,493	59,850	75,655	91,719
Cost of products sold	73,668	87,352	89,297	74,495	61,409
Other operating expenses	182,243	167,073	162,293	151,504	136,523
	620,388	590,333	565,413	534,189	508,624
Profit from operations	120,126	118,088	102,922	117,320	131,424
Gain on the transfer of Tower Assets	–	–	15,525	–	–
Other gains	2,389	1,968	1,800	1,171	989
Interest income	15,883	16,005	15,852	16,270	15,368
Finance costs	(210)	(235)	(455)	(487)	(1,195)
Share of profit of investments accounted for using the equity method	9,949	8,636	8,090	8,248	7,063
Profit before taxation	148,137	144,462	143,734	142,522	153,649
Taxation	(33,723)	(35,623)	(35,079)	(33,179)	(36,746)
PROFIT FOR THE YEAR	114,414	108,839	108,655	109,343	116,903

Annual Report 2017 135
FINANCIAL SUMMARY (CONTINUED)
(Expressed in RMB)
RESULTS (CONTINUED)
Other comprehensive (loss)/income for the year, net of tax:
Item that will not be subsequently reclassified to profit or loss
Share of other comprehensive
loss of investments accounted
2017
2016
2015
2014
2013
Million Million Million Million Million
for using the equity method – (16) –––
Items that may be subsequently reclassified to profit or loss Change in value of available-for-sale financial assets (5) 24 ––– Exchange differences on translation of financial statements of
overseas entities (735) 774 603(169)(176) Share of other comprehensive (loss)/
income of investments accounted
for using the equity method (1,038) (1,043) 9011,224(767)
TOTAL COMPREHENSIVE INCOME
FOR THE YEAR 112,636 108,578 110,159110,398115,960
Profit attributable to:
Equity shareholders of the Company 114,279 108,741 108,539 109,218 116,791
Non-controlling interests 135 98 116 125 112
PROFIT FOR THE YEAR
114,414
108,839
108,655
109,343
116,903
Total comprehensive income attributable to:
Equity shareholders of the Company
112,501
108,480
110,043
110,273
115,849
Non-controlling interests 135 98 116 125 111
TOTAL COMPREHENSIVE INCOME FOR THE YEAR
112,636
108,578
110,159
110,398
115,960

136 China Mobile Limited
FINANCIAL SUMMARY (CONTINUED)
(Expressed in RMB)
ASSETS AND LIABILITIES
As at
31 December
2017
As at
31 December
2016
As at
31 December
2015
As at
31 December
2014
As at
31 December
2013
Million Million Million Million Million
Property, plant and equipment 648,029 622,356 585,631605,023520,571
Construction in progress 78,112 89,853 88,01295,11091,600
Land lease prepayments and others 28,322 26,720 26,77324,88319,784
Goodwill 35,343 35,343 35,34335,34336,937
Other intangible assets 1,721 1,708 7687871,090
Investments accounted for
using the equity method 132,499 124,039 115,93370,45153,946
Deferred tax assets 33,343 29,767 25,42320,65417,522
Available-for-sale financial assets 44 35 3128128
Proceeds receivable for
the transfer of Tower Assets – – 56,737–– Restricted bank deposits 6,504 4,528 4,575 8,7316,816
Current assets 558,196 586,645 488,697486,925474,290
Total assets 1,522,113 1,520,994 1,427,8951,348,0351,222,684
Current liabilities 529,982 536,389 501,038452,492394,281
Interest-bearing borrowings
– non-current – – 4,9954,9925,989
Deferred revenue
– non-current 2,888 2,175 1,2911,4701,187
Deferred tax liabilities 362 292 20398104
Total liabilities 533,232 538,856 507,527459,052401,561
Total equity 988,881 982,138 920,368888,983821,123

China Mobile Limited
60/F., The Center, 99 Queen’s Road Central, Hong Kong
Tel : (852) 3121 8888
Fax : (852) 3121 8809
Website : www.chinamobileltd.com
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